5/25

04030399

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Chugai Pharmaceutical Co. Ltd

*CURRENT ADDRESS

**FORMER NAME

PROCESSED

MAY 25 2004

THOMSON FINANCIAL B

**NEW ADDRESS

FILE NO. 82- 34668 FISCAL YEAR 12-31-03

* *Complete for initial submissions only* ** *Please note name and address changes*

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12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
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OICF/BY: dlw

DAT : 5/25/04

CHUGAI PHARMACEUTICAL CO., LTD. Creating Value for Life

CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

(for the fiscal year 2003.12 ended December 31, 2003)

Name of Company: Chugai Pharmaceutical Co., Ltd. February 13, 2004
Address of the Head Office: 1-9, Kyobashi 2-Chome, Chuo-ku, Tokyo 104-8301, Japan
Stock Listings: Tokyo
Security Code No.: 4519
(URL http://www.chugai-pharm.co.jp/english)
Representative Mr. Osamu Nagayama, President and CEO, Chairman of the Board of the Directors
Contact: Mr. Yoshio Itaya, General Manager of Finance and Accounting Department
Phone: +81-(0) 3-3281-6611

Date of Board Meeting for Settlement of Accounts: February 13, 2004
Parent Company Name: Roche Pharmholding B.V. Shareholding ratio of the Parent Company: 50.1%
Application of US Accounting Standards: No

1. Consolidated Operating Results for the FY 2003.12 Ended December 31, 2003

(1)Results of operations *Note: Amounts of less than one million yen are omitted.*

	Net Sales	% change	Operating Income	% change	Recurring Profit	% change
FY 2003.12 ended Dec. 2003	¥232,748 million	—	¥42,719 million	—	¥43,947 million	—
FY 2003.3 ended Mar. 2003	¥237,390 million	12.1%	¥30,317 million	13.5%	¥30,967 million	4.8%

	Net Income (million)	% change	Net Income per Share (Basic)	Net Income per Share (Fully Diluted)	Net Income/ Shareholders' Equity	Recurring Profit/ Total Assets	Recurring Profit/ Net Sales
FY 2003.12 ended Dec. 2003	¥28,445	—	¥51.73	¥50.94	9.9%	10.6%	18.9%
FY 2003.3 ended Mar. 2003	¥(20,135)	—	¥(51.75)	—	(8.5)%	8.0%	13.0%

Note 1. Equity in earnings of unconsolidated subsidiaries and affiliates: none for the fiscal year ended December 31, 2003 and none for the year ended March 31, 2003, respectively.
2. Average number of outstanding shares (consolidated): 548,191,365 shares for the fiscal year ended December 31, 2003 and 390,885654 shares for the year ended March 31, 2003, respectively.
3. Change in method of accounting: None
4. % change for net sales, operating income, recurring profit and net income is presented in comparison with the previous fiscal year.
5. Due to the Company's change of fiscal year-end and the resultant irregular nine-month fiscal year, the Company doesn't present % change for net sales, operating income, recurring profit and net income in comparison with the previous fiscal year.

(2)Financial conditions

	Total Assets	Shareholders' Equity	Shareholders' Equity/Total Assets	Shareholders' Equity per Share
FY 2003.12 ended Dec. 2003	¥405,197 million	¥296,717 million	73.2%	¥542.96
FY 2003.3 ended Mar. 2003	¥425,301 million	¥277,253 million	65.2%	¥503.41

Note: Number of outstanding shares at the end of the fiscal year (consolidated): 546,314,597 shares as of December 31, 2003 and 550,569,719 shares as of March 31, 2003, respectively.

(3)Results of cash flows

	Cash Flows from Operating Activities	Cash Flows from Investing Activities	Cash Flows from Financing Activities	Balance of Cash and Cash Equivalents
FY 2003.12 ended Dec. 2003	¥(36,795) million	¥14,413 million	¥(11,582) million	¥36,226 million
FY 2003.3 ended Mar. 2003	¥22,556 million	¥(16,025) million	¥6,548 million	¥70,593 million

(4)Scope of consolidation and application of equity method:
Number of consolidated subsidiaries: 16
Number of non-consolidated subsidiaries accounted for by the equity method: None
Number of affiliates accounted for by the equity method: None

(5)Changes in scope of consolidation and application of equity method:
Number of companies newly consolidated: None
Number of company excluded from consolidation: 1
Number of companies newly accounted for by the equity method: None
Number of companies excluded from the equity method of accounting: None

2. Forecast for the Year Ending December 31, 2004 (January 1, 2004 - December 31, 2004)

	Net Sales	Recurring Profit	Net Income
First half ending June. 30, 2004	¥144,000 million	¥19,000 million	¥11,500 million
FY 2004 ending Dec. 31, 2004	¥297,000 million	¥53,000 million	¥31,500 million

Reference: Projected net income per share for the year ending December 31, 2004 is ¥57.66, based on the number of outstanding shares as of December 31, 2003.

The Company bases its forecasts on assumptions that are believed to be reasonable under information available at the time of the forecasts. Actual results may materially differ from these forecasts due to potential risks and uncertainties.

Outline of Chugai Group

(As of December 31, 2003)

CHUGAI PHARMACEUTICAL CO., LTD.

PHARMACEUTICAL SEGMENT

< Domestic >

* Chugai Research Institute for Medical Science Inc. (Research and development and maintenance of research facilities)
+ Hiroshima Chugai Pharmaceutical Co., Ltd. (Contract production of pharmaceuticals)
* Tohoku Chugai Pharmaceutical Co., Ltd. (Contract production of pharmaceuticals)

< Overseas >

* Chugai U.S.A., Inc. (Holding company / Business administration in the US)
* Chugai Pharma U.S.A., LLC. (Clinical development and submission of application for new drugs in the US)
* Chugai Pharma Europe Ltd. (Clinical development and submission of applications for new drugs in the EU)
* Chugai Pharma U.K. Ltd. (Sales of pharmaceuticals in the UK)
* Chugai Pharma Marketing Ltd. (Sales administration / Sales of pharmaceuticals in the EU)
* Chugai Pharma France S.A.S. (Sales of pharmaceuticals in France)
* Chugai-Aventis S.N.C. (Import and sales of pharmaceuticals, clinical development and submission of applications for new drugs in the EU)
* Chugai Pharma Taiwan Ltd. (Sales of pharmaceuticals in Taiwan)
* Shanghai Chugai Pharma Co., Ltd. (Business promotion in China)
# C&C Research Laboratories (Research and development in Korea)
- F. Hoffmann-La Roche Ltd (Production and sales of pharmaceuticals)

OTHER SEGMENT

* Eiko Kasei Co., Ltd. (Production and sales of insecticides)
* Chugai Business Support Co., Ltd. (Administrative support service)
* Chugai Distribution Co., Ltd. (Storage and transportation)
* Medical Culture Inc. (Publishing and printing)
* Chugai Techno Business Co., Ltd. (Building Maintenance service)

*	Consolidated subsidiaries
+	Non-consolidated subsidiaries not accounted for by the equity method
#	Affiliated companies not accounted for by the equity method
-	Subsidiary of the parent company

Note: None of subsidiaries' and affiliates' stock is listed.

Management Principles and Goals

1. Basic Management Principles

As part of its strategic alliance with F. Hoffmann-La Roche (Headquarters: Switzerland) (Roche), Chugai Pharmaceutical merged with Nippon Roche K.K. (Nippon Roche) on October 1, 2002.

In keeping with this development, the Company has set forth a new mission statement, stating "to dedicate itself to adding exceptional value through the creation of innovative medical products and services for the benefit of the medical community and human health around the world," as its mission, and "as a most important member of the Roche group, we aim to become a top Japanese pharmaceutical company by providing a continuous flow of innovative new medicines domestically and internationally," for its envisioned future.

In addition, we are endeavoring to further boost actions that make patients and customers our primary focus as well as committing to the highest ethical and moral standards befitting a company involved in the healthcare industry.

Under these Basic Management Principles, Chugai's main endeavor is to raise the Chugai Group's corporate value and, with the conviction that these are the best measures for meeting the expectations of all of our stakeholders, such as customers and shareholders, we are redoubling efforts to realize them.

2. Basic Profit Distribution Principles

Although Chugai's basic profit distribution policy has the fundamental goal of appropriately adjusting dividend levels in line with corporate performance, it also emphasizes strengthening the Company's financial position in preparation for future expansion and maintaining stable dividend levels. In addition, internal reserves will be used to fund R&D activities in Japan and around the world as well as for making capital investments related to new products to help establish a management base for long-term stability.

3. Medium-Term Strategy

Prescription pharmaceuticals form the core of Chugai's business and are the focus of a highly unique foundation in R&D that is driven by the most advanced technologies. In particular, we are using the knowledge and technology we have amassed in the field of biotechnology in the development of antibody drugs. At the same time, Roche, which is our strategic partner, possesses capabilities in the R&D and manufacture of biopharmaceuticals that rate among the best in the world.

Chugai plans to maximize the benefits from its alliance with Roche, creating a win-win relationship through which it will further expand its business by developing and marketing innovative new drugs.

In the nonprescription products business, which mainly involves over-the-counter (OTC) drugs, we are using an internal company system to promote independence and working to further improve productivity through structural reform.

Furthermore, Chugai has set management targets for the fiscal year ending December 31, 2005, that include net sales of ¥315.0 billion and an operating income ratio 20% of net sales..

4. Future Tasks

As Japan's premier R&D-based pharmaceutical company with a global operating base, Chugai is making Company-wide efforts to quickly develop its business further by leveraging the strategic alliance with Roche to achieve growth through market share expansion, enhance R&D efficiency, adopt a streamlined business structure, and strengthen its business foundation.

(1) Growth through market share expansion

Chugai introduced Xeloda®, an anti-tumor agent, and Renagel®, a hyperphosphatemia drug, in June 2003 as well as Pegasys®, a treatment for chronic hepatitis C, in December 2003. By attaining growth for these new products as well as such existing drugs as Epogin®, a recombinant human erythropoietin, we will aim to achieve market share expansion and sales growth.

(2) Enhancement of R&D efficiency

While continuing to pursue the development of antibody drugs as well as create innovative new drugs, Chugai will leverage its alliance with Roche to raise its technical standards through collaborative research, expand its development pipeline, and increase R&D efficiency.

In July 2003, Chugai signed a licensing agreement with Roche for joint development and sales promotion as a means to achieve the swift overseas development of antibody MRA and maximize overseas sales. Chugai further enhanced its development pipeline in December 2003, by concluding an adoption contract with Roche for the anticancer agents Bevacizumab (rhuMAb-VEGF) and Pertuzumab (rhuMAb-2C4).

In the months and years ahead, Chugai will continue to augment its pipeline, implement efficient R&D-oriented management, and work to bring appealing new drugs promptly to market.

(3) Streamlined business structure

As part of its efforts to improve its cost structure, Chugai is currently reorganizing its business facilities. We reduced our research laboratories to four with the closure of our laboratory in the United States and our Takada research laboratory in July and December 2003, respectively. We also reduced our production plants to five with the sale of the Takaoka Plant in March 2003, followed by the closure of the Matsunaga Plant in December 2003.

We will continue to review our operations from a variety of perspectives and work to achieve a more streamlined business structure.

(4) Strengthening our business foundation

On October 1, 2002, Chugai implemented a new employee compensation system based on the fulfillment of individual roles. In the industrial sector, there has been a proliferation of performance-based compensation systems; however, for R&D-driven pharmaceuticals manufacturers, medium-to-long-term successes resulting from personnel development are of higher value than short-term results. At Chugai, we are striving to create a system that emphasizes processes that lead to results rather than the results alone and are endeavoring to improve both employee development and corporate performance.

We will also create a solid foundation for future growth by engaging in such tasks as augmenting corporate governance, strengthening overseas business operations, and enhancing our data infrastructure.

5. Corporate Governance

With the objective of strengthening the function of the Board of Directors and accelerating decision making, we have adjusted the number of members of the board and increased the number of outside and overseas directors. At the same time, we adopted an executive officer system to clarify the responsibilities associated with the execution of operations. In addition, Chugai's International Advisory Council (IAC), which comprises specialists in various fields from Japan and other countries, serves to further the Company's goal of responding appropriately to changes in the global business environment and ensuring a corporate stance conducive to global business growth. In the future, the Company will continue to bolster and enhance efforts to accelerate decision making and clarify accountability.

Since October 1, 2002, Chugai's Board of Directors has been composed of 11 members, five of whom have been outside directors as of December 2003. There are four corporate auditors, two of whom are from outside the company, and, to augment the corporate auditor function, we established a new auditing staff in October 2003.

Executive officers serving under the president play a central role in the execution of business operations and report administrative conditions to the Board of Directors every fiscal quarter. The Management Committee, which is staffed by the primary executive officers, is entrusted by the Board of Directors to make critical decisions in the execution of business operations. The Management Committee notifies the Board of all important decisions made. Moreover, to heighten the drive to improve performance, boost morale, and maintain exceptional human resources, we instituted a system for granting stock options, and the first distribution to internal directors and executive officers was made in August 2003.

Chugai has established an Internal Auditing Department to monitor the execution of business operations, as well as a Risk Management Committee—a sub organization of the Management Committee—to handle all areas of risk management including ensuring Company-wide compliance with legislation and working to prevent improprieties.

Furthermore, in May 1998, Chugai established the Chugai Business Conduct Guidelines, standards for corporate behavior that aim to fully realize actions based on- high ethics and morals. To bolster these efforts, in October 2002, the Company established the Corporate Ethics Department. In addition, in October 2003 the Environmental Affairs Section of General Affairs Department and the Corporate Ethics Department were integrated into Corporate Social Responsibility Promotion Dept., under which name it is continuing its progressive work. We have also established the Corporate Social Responsibility Committee, which is charged with improving and strengthening compliance related to business ethics, the environment, the protection of personal information, and other aspects of social responsibility.

Chugai undergoes regular financial audits conducted by the accounting firm Shin Nihon & Co. and seeks legal counsel related to business management as well as daily operations as necessary.

6. Basic Principles Regarding Relationship with Related Parties

Based on the strategic alliance between Chugai and Roche, on October 1, 2002, Roche obtained 50.1% of Chugai's shares through a wholly owned subsidiary, Roche Pharmholding B.V. (head office: the Netherlands).

Under the agreement to the alliance, Chugai has exclusive rights to market Roche's pharmaceuticals, including OTCs, in Japan, and has first refusal rights regarding the development and marketing in Japan of all development candidates advanced by the Roche Group.

In cases when Chugai decides that it requires a partner for the overseas development and/or marketing activities, Roche will have the right of first refusal regarding the development and marketing of Chugai's development candidates in markets outside Japan (excluding South Korea). The alliance aims to create a new business model that differs from ordinary acquisitions and mergers.

Although Roche Pharmholding includes Chugai in its consolidated financial statements, Chugai continues to function as an independent, listed company, and, while engaging in business in a manner that is in keeping with Japanese culture and society, it will expand its research, development, manufacturing, and marketing activities both domestically and abroad, with the objective of contributing to healthcare and raising profits.


Roche Holding Ltd.
100%
100%
F. Hoffmann-La Roche Ltd.
Roche Finance Ltd.
100%
Roche Pharmholding B.V.
50.1%
CHUGAI PHARMACEUTICAL CO., LTD.

Financial Review and Financial Position

Due to the Company's change of fiscal year-end and the resultant irregular nine-month fiscal year, comparisons with the previous fiscal year have not been made with regard to sales Results, Financial Results, and Cash Flows.

1. Business Overview

(1) Overview of Fiscal Year 2003.12, ended December 31, 2003 (April-December, 2003)

a) Sales Results

During the period under review, the market surrounding the pharmaceutical industry was influenced by policies designed to reduce medical expenses, resulting in ongoing difficulty in the operating environment.

In this business climate, Chugai merged with Nihon Roche in October 1, 2002, as part of its strategic alliance with Roche. At the same time, Chugai endeavored to expedite product development, promote products in domestic and overseas markets, and implement marketing campaigns based on sound ethical and scientific principles that promote appropriate drug use as well as customer confidence.

As a result, net sales for the fiscal year amounted to ¥232,748 million.

With respect to the prescription pharmaceuticals segment of its Pharmaceutical Business, sales of the mainstay offering Epogin® (epoetin beta), a recombinant human erythropoietin, are strong, mainly with its pre-filled syringe product. Furthermore, the product lineup was enhanced by the merger with Nippon Roche as well as increased sales due to the launch of new products in June 2003, namely, the cephem-type antibiotic ceftriaxone Rocephin® Intravenous 1g Bag, Xeloda®, a fluoropyrimidine carbamate anticancer drug for oral consumption, and a hyperphosphatemia drug, Renagel®. These upturns offset the decline of sales of calcium and bone metabolism improvement drug Alfarol®, and total prescription pharmaceutical sales amounted to ¥218,157 million.

Regarding nonprescription products, with persistent sluggishness in consumer spending, while sales of the tonic drink New Guromont® grew, sales of other products eased off, and sales for the segment amounted to ¥10,547 million.

As a result, overall net sales for the Pharmaceuticals Business amounted to ¥228,704 million.

In Chugai's Other Business, there was a substantial decline in sales of our home-use insecticide Varsan® as a result of the unusually cool summer and sales for the segment amounted to ¥4,043 million.

Overseas sales, including exports, amounted to ¥16,751 million, representing 7.2% of the Company's net sales.

b) Financial Results

In terms of income, as a result of efforts to improve the overall efficiency of expenses and increase net sales of prescription pharmaceuticals as described above, operating income amounted to ¥42,719 million and recurring profit totaled ¥43,947 million.

In addition, Chugai recorded extraordinary income in the amount of a ¥3,466 million profit from sales of fixed assets from the Takada research laboratory, ¥3,294 million in milestone payments received based on the licensing agreement related to the co-development and co-promotion of MRA, and a ¥1,312 million gain on the sale of investment securities. The Company also recorded an extraordinary loss of ¥2,777 million due to costs related the closure of business facilities.

As a result, Chugai's net income for the fiscal year was ¥28,445 million.

Principal non-consolidated and consolidated performance figures and the ratios between those figures are as follows.

(Billions of Yen)

	Non-Consolidated (A)	Consolidated (B)	B/A
Net Sales	222.1	232.7	1.05
Operating Income	38.4	42.7	1.11
Recurring Profit	40.3	43.9	1.09
Net Loss	27.2	28.4	1.04

The Company plans year-end dividends of ¥13 per share.

c) **R&D Activities**

Chugai Pharmaceutical Co., Ltd., is proactively developing its prescription pharmaceutical-focused R&D activities in Japan as well as overseas.

Specifically, the Company is working to develop innovative products with global applications in its strategic domains—oncology, renal diseases, bone and joint, cardiovascular diseases, and transplant/virology/immunology. In Japan, Chugai's Fuji Gotemba Research Laboratories, Kamakura Research Laboratories, and Tsukuba Research Laboratories—which specialize in antibody drug research—are collaborating to develop new pharmaceuticals. Overseas, Chugai Pharma USA, LLC., and Chugai Pharma Europe Ltd., are engaged in clinical development activities in the United States and Europe, respectively.

With regard to the Company's pharmaceutical-focused R&D activities during the period under review, in July 2003, as part of efforts to maximize the R&D synergies of the strategic alliance with F. Hoffmann-La Roche Ltd., Chugai out-licensed MRA, a humanized anti-IL-6 receptor monoclonal antibody, to Roche and commenced the joint development of the drug with the aim of promoting its swift global development and introduction overseas. In December 2003, we also signed an adoption contract with Roche for two anticancer drugs developed by Genentech: the anti-VEGF (vascular endothelial growth factor) monoclonal anti-body R435 and the HER (human epidermal growth factor) cell growth inhibiting monoclonal anti-body R1273. Furthermore, we worked to boost research efficiency by concentrating research resources—specifically, research operations at Chugai Pharma U.S.A.,LLC came to a close in July 2003 and the Takada Research Laboratories closed in December 2003.

Regarding the clinical development of prescription pharmaceuticals in Japan, in April 2003, the Company filed for manufacturing approval for MRA (expected indication: Castleman's disease, prospective trade name: Actemra® injection) and in June 2003, Chugai filed to expand the indications of SG-75 (generic name: nicorandil, trade name: Sigmart® injection) to include acute heart failure. In addition, in May 2003, CHS13340, a recombinant parathyroid hormone (1-34), (expected indication: osteoporosis) entered Phase II trials, and in October 2003, R1415, an antitumor agent that inhibits the epidermal growth factor receptor tyrosine kinase (generic name: erlotinib, expected indication: lung cancer) entered Phase II trials.

Furthermore, in June 2003, Chugai launched the anticancer agent R340 (generic name: capecitabine, indication: inoperable or recurrent breast cancer) under the trade name Xeloda® and the antihyperphosphatemia agent PB-94 (generic name: sevelamer HCl, indication: hyperphosphatemia in hemodialysis patients with end-stage renal disease) under the trade name Renagel®. In December 2003, Chugai further brought to market the recombinant pegylated interferon drug R442 (expected indication: chronic hepatitis C) under the trade name Pegasys® injection. In addition, in January 2004, the Company obtained import approval for the selective estrogen receptor modulator LY139481 – HCL (generic name: raloxifene HCL, expected indication: osteoporosis in postmenopausal women, prospective trade name: Evista® tablet, applicant: Eli Lilly Japan K.K.) which had been applied for in June 2002. Chugai plans to obtain NHI price listing and market the product in the spring of 2004.

At present, Chugai is waiting for approval of manufacturing (importing) applications filed in Japan for seven development projects, including the aforementioned MRA (expected indication: Castleman's disease)

Regarding R&D activities overseas, Chugai out-licensed MRA to Roche, and, in April 2003, the Company commenced Phase I trials of MRA for the indication of systemic lupus erythematodes (SLE).

During the period under review, R&D costs amounted to ¥43,524 million.

2. Outlook for the current fiscal year

(1) Assumptions upon which the outlook is based

The Company's outlook for the current fiscal year assumes currency exchange rates of ¥120 to the U.S. dollar, ¥125 to the euro, ¥190 to the U.K. pound, and ¥87 to the Swiss franc. Estimations of Tamiflu® sales, which are greatly influenced by fluctuations in the spread of influenza viruses, have been made in anticipation of a medium-scale influenza outbreak (based on the average number of incidences during the past decade) for the 2003/2004 and 2004/2005 seasons.

(2) Earnings outlook

The market environment for the next fiscal year is expected to remain severe due to such factors as NHI price revisions and weakness in consumer spending. At the same time, however, the benefits of Chugai's merger with Nippon Roche will extend over a full 12-month fiscal year for the first time.

In prescription pharmaceuticals, we expect solid sales of Epogin®, Kytril®, and Suvenyl® as well as strong contributions from Rituxan®, which attained expanded indications during the fiscal year under review, and full year contributions from the new products Renagel®, Xeloda®, and Pegasys®, which we introduced during the fiscal year under review. We also plan to introduce the osteoporosis treatment Evista® during the current fiscal year and expect sales of healthcare products to remain on par with those for the fiscal year under review. Hence, Chugai projects net sales for the current fiscal year of ¥297.0 million.

On the profit side, the Company anticipates an increase in the ratio of Cost of Goods Sold due to expansion of the portion of sales accounted for by Roche products. Despite this, thanks to cost structure reforms, which we have been implementing on a Company-wide basis since the merger with Nippon Roche, we expect to record consolidated operating income of ¥52.5 billion, consolidated recurring profit of ¥53.0 billion, and consolidated net income of ¥31.5 billion.

Our intention is to set the annual shareholders' dividend at ¥18 per share, a figure that exceeds the 12-month conversion of the ¥13 per share dividend for the 9-month fiscal year under review, which works out to ¥17.33.

Note: The above earnings outlook is based on information available at the time of its preparation and constitutes predictions considered reasonable by the Company. As such, this outlook contains potential risks and uncertainties and actual results may differ from the forecast stated herein.

2. Financial Position

(1) Overview of Fiscal Dec. 2003 (April – December, 2003)

Total assets at the end of the period under review totaled ¥405,197 million, reflecting a ¥20,103 million decrease from the previous year-end, while total liabilities amounted to ¥107,576 million, reflecting a ¥38,781 million decrease. Working capital (current assets less current liabilities) came to ¥199,199 million, and the current ratio was at 453.8%, reflecting the Company's sound financial position.

Shareholders' equity totaled ¥296,717 million, up ¥19,463 million from the previous year-end, and the equity ratio was 73.2%, compared with 65.2% at the previous year-end.

(2) Cash Flows

Net cash used for operating activities amounted to ¥36,795 million, primarily as a result of the payment of income taxes totaling ¥53,646 million.

Net cash provided by investing activities amounted to ¥14,413 million, mainly due to ¥62,396 million in gain on the sales of marketable securities.

Net cash used for financing activities totaled ¥11,582 million, mainly due to an net increase in treasury stock in the amount of ¥5,867 million and dividend payments in the amount of ¥4,404 million.

Thus, cash and cash equivalents at the end of the period under review amounted to ¥36,226 million, down ¥34,366 million.

(3) Financial Indices

	FY2001.3 ended March 31, 2001	FY2002.3 ended March 31, 2002	FY2003.3 ended March 31, 2003	FY2003.12 ended December 31, 2003
Equity ratio (%)	55.9	57.5	65.2	73.2
Market value equity ratio (%)	140.9	105.1	155.2	207.8
Redemption of debt (years)	2.4	1.4	0.4	0.5
Interest coverage ratio	28.3	53.0	78.7	79.4

Equity ratio: equity/total assets
Market value equity ratio: total market capitalization/total assets
Redemption of debt: interest-bearing debt/operating cash flow (prior to interest and income tax deductions)
Interest coverage ratio: operating cash flow (prior to interest and income tax deductions)/interest payment

* All of the figures in the aforementioned indices were calculated on a consolidated basis.
* Total market capitalization was calculated by multiplying the closing stock price at the end of the term by the total number of outstanding shares at the end of the term (excluding treasury shares).
* Cash flows from operating activities (prior to interest and income tax deductions) in the consolidated statements of cash flows were treated as an operating cash flow (prior to payment of interest and income tax deductions) in the calculations above.
* Interest-bearing debt refers to all debt posted in the consolidated balance sheets upon which interest is paid.
* The amount from the paid interest column in the consolidated statements of cash flows was treated as interest payment in the calculations above.
* Due to the Company's change of fiscal year-end and the resultant irregular nine-month fiscal year, the redemption of debt has been calculated using the following formula: interest-bearing debt / (operating cash flow (before interest and income taxes) x12/9).

Summary of Orders, Production, and Sales

1. Mainstay Products by Product Applications

Business Segments	Product Application	In-house products	Purchased products
Pharmaceutical	Central Nervous System	Rohypnol, Carfenil	Amoban, Laughing gas, Menamin Alpen (cold remedy)
	Cardiovascular, Respiratory	Sigmart, Preran, Inhibace, Lanirapid	Rythmodan, Acetanol
	Gastrointestinal	Kytril, Ulcerlmin, New Chugai Ichoyaku	Chugai Geridome (paregoric)
	Hormone, Vitamin, Tonic	Alfarol, Oxarol, Rocaltrol	Blutal, Guronsan G, Rojelly Gold
	Hematologic Agents	Epogin, Neutrogin	—
	Metabolic	Suvenyl, Euglucon, Renagel, Cellcept	Glyceol, Monilac, New Guromont, Guronsan Strong Oral Liquid Guronsan Oral Liquid
	Anticancer, Chemotherapeutic	Furtulon, Tamiflu, Herceptin, Xeloda, Picibanil	Rituxan
	Antibiotic	Rocephin, Keiten, Cefotax	—
	Other	Pegasys, Roferon	Benambax, Zenol (anti-inflammatory analgesic), Pair Acne Cream
Other	Pest Control	Varsan (insecticidal fumigators)	Varsan (aerosol propellant)

2. Production

(1)Production volume by product application

(Millions of Yen)

Business Segments	Product Application	FY 2003.12 (Apr. 1, 2003 – Dec. 31, 2003)	Change (Compared to FY 2003.3)
Pharmaceutical	Central Nervous System	6,960	—
	Cardiovascular, Respiratory	22,529	—
	Gastrointestinal	16,379	—
	Hormone, Vitamin, Tonic	24,489	—
	Hematologic Agents	69,657	—
	Metabolic	11,865	—
	Anticancer, Chemotherapeutic	46,628	—
	Antibiotic	6,163	—
	Other	2,809	—
	(Subtotal)	(207,483)	(—)
Other	Pest Control	1,442	—
	(Subtotal)	(1,442)	(—)
	Total	208,925	—

Note: *1. Amounts are computed based on expected sales price net of consumption taxes.*

2.Due to the Company's change of fiscal year-end and the resultant irregular nine-month fiscal year, "Change (Compared to FY 2003.3)" isn't presented.

(2)Purchase volume by product application

(Millions of Yen)

Business Segments	Product Application	FY 2003.12 (Apr. 1, 2003 – Dec. 31, 2003)	Change (Compared to FY 2003.3)
Pharmaceutical	Central Nervous System	2,952	—
	Cardiovascular, Respiratory	4,832	—
	Gastrointestinal	63	—
	Hormone, Vitamin, Tonic	617	—
	Metabolic	4,221	—
	Anticancer, Chemotherapeutic	7,104	—
	Other	496	—
	(Subtotal)	(20,287)	(—)
Other	Other	523	—
	(Subtotal)	(523)	(—)
	Total	20,811	—

Note: 1. Amounts are reported based on purchase price net of consumption taxes.

2. Due to the Company's change of fiscal year-end and the resultant irregular nine-month fiscal year, "Change (Compared to FY2003.3)" isn't presented.

3. Orders

All of the Chugai Group's production are based on sales forecast, not on orders.

4. Sales by Product Application

(Millions of Yen)

Business Segments	Product Application	FY 2003.12 (Apr. 1, 2003 – Dec. 31, 2003)	Change (Compared to FY 2003.3)
Pharmaceutical	Central Nervous System	11,073	—
	Cardiovascular, Respiratory	27,570	—
	Gastrointestinal	13,736	—
	Hormone, Vitamin, Tonic	25,144	—
	Hematologic Agents	80,348	—
	Metabolic	22,322	—
	Anticancer, Chemotherapeutic	41,164	—
	Antibiotic	5,013	—
	Other	2,330	—
	(Subtotal)	(228,704)	(—)
Other	Pest Control	4,043	—
	(Subtotal)	(4,043)	(—)
	Total	232,748	—

Note: 1. Amounts are reported net of consumption taxes.

2. Due to the Company's change of fiscal year-end and the resultant irregular nine-month fiscal year, "Change (Compared to FY2003.3)" isn't presented.

Consolidated Balance Sheets

(Millions of Yen)

Accounts	As of March 31, 2003			As of December 31, 2003			Change
Assets			%			%	
I Current assets:							
Cash and deposits		70,593			36,226		
Trade notes and accounts receivables		97,728			113,861		
Marketable securities		47,284			30,694		
Inventories		40,817			53,156		
Deferred tax assets		14,300			9,502		
Other		6,282			12,711		
Reserve for doubtful accounts		(470)			(648)		
Total current assets		276,536	65.0		255,504	63.1	(21,032)
II Fixed assets:							
1.Tangible fixed assets:							
Buildings and structures	103,490			102,309			
Accumulated depreciation	55,964	47,526		53,988	48,320		
Machinery and vehicles	62,447			64,485			
Accumulated depreciation	44,320	18,126		45,213	19,272		
Furniture and fixtures	34,971			34,003			
Accumulated depreciation	28,078	6,892		27,234	6,769		
Land		12,615			10,938		
Construction in progress		8,806			6,669		
Total tangible fixed assets		93,969			91,969		
2.Intangible fixed assets:		3,214			3,373		
3.Investments and other assets:							
Investment securities (*1)		20,644			17,101		
Long-term loans		213			192		
Deferred tax assets		20,128			20,809		
Other		10,890			16,549		
Reserve for doubtful accounts		(296)			(303)		
Total investments and other assets		51,580			54,349		
Total fixed assets		148,764	35.0		149,693	36.9	928
Total assets		425,301	100.0		405,197	100.0	(20,103)

(Millions of Yen)

Accounts	As of March 31, 2003	%	As of December 31, 2003	%	Change
Liabilities		%		%	
I Current liabilities:					
Trade notes and accounts payable	16,987		20,709		
Short-term borrowings	140		11		
Other payables	17,649		10,497		
Accrued income taxes	31,669		244		
Deferred tax liabilities	8		3		
Accrued consumption taxes	1,720		284		
Accrued expenses	10,910		14,013		
Reserve for bonuses to employees	8,072		4,226		
Reserve for sales returns	787		498		
Reserve for sales rebates	1,614		2,043		
Other	2,012		3,771		
Total current liabilities	91,573	21.5	56,304	13.9	(35,268)
II Fixed liabilities					
Bonds with warrant	6,312		6,312		
Convertible bonds	3,482		3,438		
Long-term debt	2,173		1,000		
Deferred tax liabilities	16		18		
Reserve for employees' retirement benefits	42,309		39,558		
Reserve for officers' retirement benefits	460		511		
Other	31		434		
Total fixed liabilities	54,785	12.9	51,272	12.7	(3,512)
Total liabilities	146,358	34.4	107,576	26.6	(38,781)
Minority interests					
Minority interests	1,689	0.4	903	0.2	(785)
Shareholders' equity					
I Common stock (*3)	68,215	16.0	68,237	16.8	
II Additional paid-in capital	88,077	20.7	88,099	21.7	
III Retained earnings	120,114	28.3	144,062	35.6	
IV Net unrealized gain on securities	1,025	0.2	2,340	0.6	
V Foreign currency translation adjustments	(108)	(0.0)	(85)	(0.0)	
VI Treasury stock, at cost (*4)	(69)	(0.0)	(5,936)	(1.5)	
Total shareholders' equity	277,253	65.2	296,717	73.2	19,463
Total liabilities, minority interests and shareholders' equity	425,301	100.0	405,197	100.0	(20,103)

Consolidated Statements of Income

(Millions of Yen)

Accounts	FY 2003.3 (Apr. 1, 2002 – Mar. 31, 2003)			FY 2003.12 (Apr. 1, 2003 – Dec. 31, 2003)			Change
			%			%	
I Net sales		237,390	100.0		232,748	100.0	—
II Cost of sales: (*2)		79,041	33.3		83,830	36.0	—
Gross profit		158,349	66.7		148,917	64.0	—
Reserve for sales returns		343	0.1		(288)	(0.1)	—
Net gross profit		158,006	66.6		149,206	64.1	—
III Selling, general and administrative expenses (*1, *2)		127,689	53.8		106,487	45.7	—
Operating income		30,317	12.8		42,719	18.4	—
IV Non-operating income:							
Interest income	330			321			
Dividend income	172			101			
Life insurance dividends received	580			24			
Patent royalties	502			736			
Redemption of R&D expenses	—			698			
Gain on derivatives	—			521			
Other	1,320	2,906	1.2	900	3,305	1.4	—
V Non-operating expenses:							
Interest expense	277			210			
Loss on disposal of fixed assets	371			397			
Reserve for doubtful accounts	16			7			
Loss on inventories	247			130			
Loss on foreign exchange	458			821			
Other	884	2,255	1.0	510	2,077	0.9	—
Recurring profit		30,967	13.0		43,947	18.9	—
VI Extraordinary gain:							
Gain on sales of investment securities	1,792			1,312			
Gain on sales of investment in subsidiaries	1,227			—			
Fee of licensing agreement (*3)	—			3,294			
Profit from sales of fixed assets (*4)	—	3,019	1.3	3,466	8,073	3.5	—
VII Extraordinary loss:							
Office closing costs (*5)	2,168			2,777			
Loss on sale of investment securities	1,254			—			
Integration costs (*6)	18,118			—			
Amortization of long-term prepaid expenses (*7)	3,882			—			
Valuation loss of investment securities	1,702	27,126	11.4	—	2,777	1.2	—
Income before income taxes and minority interests		6,860	2.9		49,243	21.2	—
Income taxes:							
Current (*8)	38,604			16,533			
Deferred (*8)	(12,125)	26,479	11.2	3,263	19,796	8.5	—
Minority interests		516	0.2		1,000	0.5	—
Net Income or (Loss)		(20,135)	(8.5)		28,445	12.2	—

Note: The column of "Change" isn't presented, due to the Company's change of fiscal year-end and the resultant irregular nine-month fiscal year.

Consolidated Statements of Retained Earnings

(Millions of Yen)

Accounts	FY 2003.3 (Apr. 1, 2002 - Mar. 31, 2003)		FY 2003.12 (Apr. 1, 2003 - Dec. 31, 2003)	
(Additional paid-in capital)				
I Additional paid-in capital at beginning of year				88,077
Additional paid-in capital at beginning of year	35,180	35,180		
II Increase in Additional paid-in capital				
Conversion of convertible bonds	25,609		21	
Issue of shares due to increase capital	18,782		—	
Increase in capital surplus due to integration	8,800		—	
Issue of shares due to exercise of warrant	18,764		—	
Gain on disposal of treasury stock	—	71,956	0	21
III Decrease in Additional paid-in capital				
Decrease in capital surplus due to capital reduction	19,059	19,059	—	—
IV Additional paid-in capital at ending balance		88,077		88,099
(Retained earnings)				
I Retained earnings at beginning of year				120,114
Retained earnings at beginning of year	137,189	137,189		
II Increase in retained earnings				
Net income	—		28,445	
Increase in retained earnings due to integration	11,449	11,449	—	28,445
III Decrease in retained earnings				
Net loss	20,135		—	
Dividends paid	4,457		4,404	
Bonuses to directors and corporate auditors	63		93	
Retirement of treasury stock	279		—	
Decrease in retained earnings due to decrease in shareholdings in consolidated subsidiaries	3,589	28,525	—	4,497
III Retained earnings at end of year		120,114		144,062

Consolidated Statements of Cash Flows

(Millions of Yen)

Accounts	FY 2003.3 (Apr. 1, 2002 - Mar. 31, 2003)	FY 2003.12 (Apr. 1, 2003- Dec. 31, 2003)
I Cash flows from operating activities		
Income before income taxes and minority interests	6,860	49,243
Depreciation and amortization	14,904	10,513
(Decease) increase in reserve for employees' retirement benefits	8,237	(2,749)
Interest and dividend income	(503)	(422)
Interest expense	277	210
Loss on disposal of fixed assets	371	397
Profit from sales of fixed assets	—	(3,466)
Loss on sales and revaluation of investment securities	(66)	(1,275)
(Increase) decrease in notes and accounts receivable	(9,965)	(16,175)
(Increase) decrease in inventories	(1,560)	(12,364)
Increase (decrease) in notes and accounts payable	5,755	3,653
(Decrease) increase in accrued consumption taxes	986	(1,429)
Other	7,658	(9,491)
Subtotal	32,955	16,643
Interest and dividends received	593	422
Interest paid	(426)	(215)
Income taxes paid	(10,566)	(53,646)
Net cash (used in) provided by operating activities	22,556	(36,795)
II Cash flows from investing activities		
Purchases of marketable securities	(76,027)	(40,896)
Proceeds from sales of marketable securities	73,969	62,396
Purchases of investment securities	(9,093)	(1,802)
Proceeds from sales of investment securities	5,365	3,893
Purchases of fixed assets	(14,366)	(15,973)
Proceeds from sales of fixed assets	1,522	7,242
Net (increase) decrease in short-term loans	50	(4)
Net decrease in long-term loans	1,607	6
Additional acquisition of shares of consolidated subsidiaries	(140)	(448)
Proceeds from sales of investment in a subsidiary	1,086	—
Net cash provided by (used in) investing activities	(16,025)	14,413
III Cash flows from financing activities		
Net decrease in short-term bank loans	(3,690)	—
Net decrease in long-term debt	(95)	(1,302)
Redemption of bonds	(9,982)	(0)
Proceeds from issuance of common stock	37,564	—
Decrease resulting from reduction in capital	(12,494)	—
Net increase in treasury stock	(279)	(5,867)
Cash dividends paid to shareholders of parent company	(4,457)	(4,404)
Cash dividends paid to minority shareholders	(16)	(7)
Net cash (used in) provided by financing activities	6,548	(11,582)
IV Effect of exchange rate changes on cash and cash equivalents	(273)	(332)
V Net (decrease) increase in cash and cash equivalents	12,805	(34,296)
VI Cash and cash equivalents at beginning of year	53,426	70,593
VII Cash increase upon merger	16,420	—
VIII Cash decrease resulting from exclusion of subsidiaries from consolidation	(12,059)	(70)
IX Cash and cash equivalents at end of year	70,593	36,226

Basis of Preparing Consolidated Financial Statements

FY 2003.3 (Apr. 1, 2002 - Mar. 31, 2003)	FY 2003.12 (Apr. 1, 2003 - Dec. 31, 2003)
1. Scope of Consolidation (1) Number of consolidated subsidiaries: 17 companies Major subsidiaries: Domestic: Eiko Kasei Co., Ltd. Overseas: Chugai Pharma Marketing Ltd. Chugai Pharmaceutical Co., Ltd. (hereinafter "the Company") included Chugai Aventis S.N.C. into its scope of consolidation. Gen-Probe Holding Company Incorporated was merged into Gen-Probe Incorporated, Gen-Probe Incorporated was excluded from the scope of consolidation due to the reduction of share holding through reduction of capital and distribution of Gen-Probe shares to Chugai shareholders. Chugai Diagnostics Science Co. Ltd., Koei Pharma Co., Ltd. and Takaoka Chugai Pharmaceutical Co., Ltd. were excluded from the scope of consolidation due to sale of share. Chugai Transportation Co., Ltd. has been excluded from the scope of consolidation because its materiality fell down due to its liquidation.	1. Scope of Consolidation (1) Number of consolidated subsidiaries: 16 companies Major subsidiaries: Domestic: Eiko Kasei Co., Ltd. Overseas: Chugai Pharma Marketing Ltd. Hiroshima Chugai Pharmaceutical Co., Ltd. has been excluded from the scope of consolidation because its materiality fell down due to its liquidation.
(2) Non-consolidated subsidiaries: Chugai Transportation Co., Ltd. has been excluded from the scope of consolidation because its materiality fell down due to its liquidation.	(2) Non-consolidated subsidiaries: Hiroshima Chugai Pharmaceutical Co., Ltd. has been excluded from the scope of consolidation because its materiality fell down due to its liquidation.
2. Application of Equity Method (1) Number of non-consolidated subsidiaries and affiliates accounted for by the equity method: None (2) Companies to which the equity method has not been applied: Subsidiary: Chugai Transportation Co., Ltd. Affiliate: C&C Research Laboratories. Investments in these companies have been carried at cost and the effect of their net income and retained earnings on the consolidated financial results of the Company were immaterial.	2. Application of Equity Method (1) Number of non-consolidated subsidiaries and affiliates accounted for by the equity method: Same as in the left (2) Companies to which the equity method has not been applied: Subsidiary: Hiroshima Chugai Pharmaceutical Co., Ltd. Affiliate: C&C Research Laboratories. Investments in these companies have been carried at cost and the effect of their net income and retained earnings on the consolidated financial results of the Company were immaterial.
3. Treatment for the Difference in Fiscal Period Nine foreign subsidiaries have been consolidated on the basis of their fiscal period ended December 31, which differs from that of the Company; however, the effect of the difference in fiscal periods was immaterial. Reconciliation will be made when necessary.	3. Treatment for the Difference in Fiscal Period Closing date of all subsidiaries is in agreement with its Company. (Additional Information) Subsidiaries in domestic have changed closing date as December 31, because the Company has changed.
4. Significant Accounting Policies (1) Basis and method for valuation of significant assets a. Financial assets Held-to-maturity securities: Held-to-maturity securities are stated by the amortized cost method Other securities: - Securities with market value are stated at fair value at closing date for the fiscal year, and changes in fair value are recorded as a separate component of shareholders' equity at an amount net of tax, and the moving average method is used to calculate the original cost. - Securities without market value are stated at cost determined by the moving average method.	4. Significant Accounting Policies (1) Basis and method for valuation of significant assets a. Financial assets Same as in the left.
b. Basis of valuation of derivatives: Derivatives are revaluated by the market value method. c. Inventories - Inventories other than work in process are stated at cost determined principally by the average method. - Work in process is stated at cost determined principally by the first-in, first-out method.	b. Basis of valuation of derivatives: Same as in the left. c. Inventories Same as in the left.
(2) Method of depreciation a. Tangible fixed assets Depreciation of tangible fixed assets is calculated primarily by the declining-balance method. b. Intangible fixed assets Depreciation of intangible fixed assets is calculated primarily by the straight-line method.	(2) Method of depreciation Same as in the left.

FY 2003.3 (Apr. 1, 2002 - Mar. 31, 2003)	FY 2003.12 (Apr. 1, 2003 - Dec. 31, 2003)
(3) Accounting for important reserves a. Reserve for doubtful accounts In order to prepare for losses of bad credits such as account receivables or loans and for revaluation losses on financial instruments, except valuation losses on securities, the reserve for doubtful accounts is provided for at uncollectable amount based on the historical percentage of credit losses for general credits, and is provided for at amount that is estimated individually considering these possibilities of collection for bad credits that is highly possible to loss and these possibilities of future loss on financial instruments.	(3) Accounting for important reserves a. Reserve for doubtful accounts Same as in the left.
b. Reserve for bonuses to employees The reserve for bonuses to employees is presented at an estimated amount of the liability for bonuses incurred for the fiscal year.	b. Reserve for bonuses to employees Same as in the left.
c. Reserve for sales returns The reserve for sales returns is calculated by multiplying a sales credit at the end of fiscal year by the ratio of returns to sales of the latest two fiscal years and by the ratio of current sales profit for the fiscal year, in order to prepare for a loss arising from sales returns subsequent to the balance sheet date.	c. Reserve for sales returns Same as in the left.
d. Reserve for sales rebates The reserve for sales rebates is computed by multiplying the balance of account receivables at the balance sheet date by the current rebate ratio, in order to prepare for any expenditure on sales rebates subsequent to the balance sheet date.	d. Reserve for sales rebates Same as in the left.
e. Reserve for employees' retirement benefits The reserve for employees' retirement benefits is stated at the amount required to cover the liabilities as of the balance sheet date, and is based on the Company's estimate of its liability for retirement benefits and pension assets as of the balance sheet date. This reserve also includes the amount which would be required to be paid if all eligible employees of domestic subsidiaries voluntarily terminated their employment as of the balance sheet date. Prior service cost is being amortized as incurred by the declining-balance method over 10 years which is shorter than the average remaining years of service of the eligible employees. Actuarial gain and loss are amortized by the declining-balance method over 10 years which is shorter than the average period of the remaining years of service of the eligible employees and are amortized from following year in which the gain or loss is recognized. The reserve for employees' retirement benefits of the foreign subsidiaries is calculated in conformity with accounting standards of their countries of domicile. (Additional information) The Company amortized unrecognized benefit obligations by the declining-balance method over 10 years and adopted 3% discount rate for calculating retirement benefit obligations. The Company merged with Nippon Roche K.K. at October 1, 2002. The Company's former retirement benefit plan was drastically changed as an integrated retirement benefit plan at the merger. As a result of this merger and the new retirement benefit plan, the number of employees increased drastically and term of retirement benefit plan changed. Due to these situations, the Company's former retirement benefit plan was substantially terminated on September 30, 2002 and new retirement benefit plan was substantially created on October 1, 2002. According with these situations, the Company has recognized the unrecognized retirement benefit obligations under the prior plan as expense until September 30, 2002. The effects of this change were recognized as liabilities, mainly consisted of ¥9,813 million of unrecognized actuarial loss, ¥1,401 million of unrecognized prior service cost (negative), ¥25 million of prior service cost (negative) due to introduction of new employees' retirement benefit plan effective the year beginning at October, 2002, and ¥5,057 million of actuarial loss due to declining of discount rate from 3.0% to 2.5% under the prior plan.	e. Reserve for employees' retirement benefits The reserve for employees' retirement benefits is stated at the amount required to cover the liabilities as of the balance sheet date, and is based on the Company's estimate of its liability for retirement benefits and pension assets as of the balance sheet date. This reserve also includes the amount which would be required to be paid if all eligible employees of domestic subsidiaries voluntarily terminated their employment as of the balance sheet date. Prior service cost is being amortized as incurred by the declining-balance method over 10 years which is shorter than the average remaining years of service of the eligible employees. Actuarial gain and loss are amortized by the declining-balance method over 10 years which is shorter than the average period of the remaining years of service of the eligible employees and are amortized from following year in which the gain or loss is recognized. The reserve for employees' retirement benefits of the foreign subsidiaries is calculated in conformity with accounting standards of their countries of domicile.
f. Reserve for officers' retirement benefits The reserve for officers' retirement benefits is recorded at an amount based on management's estimate, which would be required to be paid if all officers resigned as of the balance sheet date on the basis of the Company's internal regulations.	f. Reserve for officers' retirement benefits Same as in the left.

FY 2003.3 (Apr. 1, 2002 - Mar. 31, 2003)	FY 2003.12 (Apr. 1, 2003 - Dec. 31, 2003)
(4) Foreign currency translation The revenue and expense accounts of the foreign consolidated subsidiaries are translated into yen at the rates of exchange in effect at the balance sheet date, and, except for the components of shareholders' equity, the balance sheet accounts are also translated at the rates of exchange in effect at the balance sheet date. The components of shareholders' equity are translated at their historical rates. Translation differences are presented as translation adjustments in shareholders' equity of the accompanying consolidated financial statements.	(4) Foreign currency translation Same as in the left.
(5) Accounting for lease transactions Same as in the left.	(5) Accounting for lease transactions Same as in the left.
(6) Other a. Consumption taxes Income and expenses for the Company and its domestic subsidiaries are recorded at net of consumption tax. b. Treasury stock and reduction of legal reserves Effective the year beginning at April 1, 2002, the Company adopted "Financial Accounting Standard No.1, Accounting Standard for Treasury Stock and Reduction of Legal Reserves" issued by Accounting Standards Board of Japan on February 21, 2002. There is no effect on profit or losses due to this change. As a result of the revision of regulations for "Consolidated Financial Statements", the Company presented the shareholders' equity of consolidated balance sheet and the statement of shareholders' equity in accordance with the revised regulations for Consolidated Financial Statements. c. The information per share Effective the year beginning at April 1, 2002, the Company adopted "Financial Accounting Standard No.2, Accounting Standard for Net Income per Share" and "Accounting Guideline No.4, of "Accounting guideline for Accounting Standard of Net Income per Share" issued by Accounting Standards Board of Japan on September 25, 2002. The effect is immaterial on profit or losses due to these changes.	(6) Others Income and expenses for the Company and its domestic subsidiaries are recorded at net of consumption tax
5. Basis of Evaluation of Consolidated Subsidiaries Inter-company investments and the net equity of companies acquired are eliminated in accordance with the partial fair value method. This means that a portion of the assets and liabilities of the subsidiary that is allocable to the parent is re-measured at fair value as of the date of the investment, and the remaining portion of the assets and liabilities to be allocated to the minority interest(s) is carried at book value.	5. Basis of Evaluation of Consolidated Subsidiaries Same as in the left.
6. Excess of Costs Over Net Assets of Acquired Subsidiaries The excess of costs over the net assets of acquired subsidiaries is amortized over 20 years using the straight-line method or amortized fully when acquired if the amount is immaterial.	6. Excess of Costs Over Net Assets of Acquired Subsidiaries Same as in the left.
7. Appropriations of Retained Earnings The accompanying consolidated statements of retained earnings for fiscal year period have been prepared based on the appropriations approved by shareholders through the end of the fiscal year.	7. Appropriations of Retained Earnings Same as in the left.
8. Scope of Cash Equivalents in Consolidated Statements of Cash Flows All highly liquid investments with maturities of three months or less when purchased and which are readily convertible into cash and are exposed to insignificant risk of changes in value, are considered cash equivalents.	8. Scope of Cash Equivalents in Consolidated Statements of Cash Flows Same as in the left.

Change in Accounting Method

FY 2003.3 (Apr. 1, 2002 - Mar. 31, 2003)	FY 2003.12 (Apr. 1, 2003 - Dec. 31, 2003)
The Company reconsidered accounting method to be applied on occasion of merger with Nippon Roche in consideration for its business, personnel and finance to be influenced by the merger. As a result of reconsideration, effective the year beginning at April 1, 2002, the Company reclassified patent royalties from "Sales" to "Non-operating income" in consideration for a New Chugai's income statement and its immateriality. The effect of this change for the year ended March 31, 2003 was to increase non-operating income and to decrease net sales and operating income by ¥502 million. However there is no effect on recurring profit and income before income taxes and minority interests.	----------

Change in Presentation

FY 2003.3 (Apr. 1, 2002 - Mar. 31, 2003)	FY 2003.12 (Apr. 1, 2003 - Dec. 31, 2003)
The Company separately presented "Loss on foreign exchange", which had been included in "Other" in the non-operating expense for the year ended March 31, 2002, because this amount became more than 10% of non-operating expense. The amount of "Loss on foreign exchange" included in "non-operating expense" for the year ended March 31, 2002, was ¥68 million.	----------

Notes

1. Notes to the Consolidated Balance Sheets

FY 2003.3 (As of March 31, 2003)	FY 2003.12 (As of December 31, 2003)
(1) Investment securities of non-consolidated subsidiaries and affiliates: (Millions of Yen) Investment securities (Stock) 59 (2) Contingent liabilities (Millions of Yen) Guarantees of loans of employees 1,457 (3) Number of outstanding shares of the Company as of March 31, 2003 was common stock 550,633,518 shares. (4) Number of treasury stock of consolidated company was common stock 63,799 shares.	(1) Investment securities of non-consolidated subsidiaries and affiliates: (Millions of Yen) Investment securities (Stock) 59 (2) Contingent liabilities (Millions of Yen) Guarantees of loans of employees 1,276 (3) Number of outstanding shares of the Company as of December 31, 2003 was common stock 550,691,219 shares. (4) Number of treasury stock of consolidated company was common stock 4,376,622 shares.

2. Notes to the Consolidated Income of Statements

FY 2003.3 (Apr. 1, 2002 - Mar. 31, 2003)	FY 2003.12 (Apr. 1, 2003 - Dec. 31, 2003)
(1) Significant components of SG&A expenses (Millions of Yen) Depreciation 1,467 Reserve for doubtful accounts 279 Reserve for bonuses to employees 4,925 Retirement benefit expenses 4,575 Reserve for officers' retirement benefits 77 Payroll expenses 21,596 Selling expenses 13,607 R&D expenses 48,511	(1) Significant components of SG&A expenses (Millions of Yen) Depreciation 1,249 Reserve for doubtful accounts 178 Reserve for bonuses to employees 2,611 Retirement benefit expenses 2,921 Reserve for officers' retirement benefits 62 Payroll expenses 19,892 Selling expenses 11,039 R&D expenses 43,524
(2) R&D expenses including general & administration expenses and manufacturing cost: 48,511 million yen	(2) R&D expenses including general & administration expenses and manufacturing cost: 43,524 million yen
(3) ----------	(3) Fee of licensing agreement Milestone payments received based on the licensing agreement related to the co-development and co-promotion of MRA.
(4) ----------	(4) Profit from sales of fixed assets It is based on the sales of building and land, etc from Takada Research Laboratory
(5) Office closing costs This is mainly due to retirement of equipment, etc.	(5) Office closing costs This is mainly environmental protection and retirement of equipment, etc.
(6) Details of integration cost (Millions of Yen) Amortization of unrecognized retirement benefit obligation 13,444 Consultant fee and expenses related to IT etc 4,674	(6) ----------
(7) Amortization of long-term pre-paid expenses The Company reconsidered accounting method to be applied on occasion of merger with Nippon Roche K.K. in consideration for its business, personnel and finance to be influenced by the merger. As a result of reconsideration for contents of pre-paid expenses, the Company amortized the balance of the long-term pre-paid expenses.	(7) ----------
(8) Income tax, Inhabitant tax and Enterprise tax related 22,384 million, deducted tax effects, of income taxes, inhabitant taxes and income taxes) which were related to gain on sales of share for tax purpose arising from spin-off of Gen-Probe Incorporated, was included.	(8) ----------

3. Notes to the Consolidated Statements of Cash Flows

<table>
<tr><th>FY 2003.3
(Apr. 1, 2002 - Mar. 31, 2003)</th><th>FY 2003.12
(Apr. 1, 2003 - Dec. 31, 2003)</th></tr>
<tr><td>(1) Reconciliation between cash and cash equivalents in the consolidated statements of cash flows and cash and deposits in the consolidated balance sheets
(Millions of Yen)
Cash and deposits 70,593
Cash and Cash Equivalents 70,593
(2) The significant components of subsidiary excluded from scope of consolidation.
Gen-Probe Holding Company Incorporated (As of December 31, 2001)
(Millions of Yen)
Current assets 1,085
Fixed assets 16,718
Total assets 17,803
Current liabilities 0
Total liabilities 0

Gen-Probe Incorporated (As of December 31, 2001)
(Millions of Yen)
Current assets 7,499
Fixed assets 13,658
Total assets 21,157
Current liabilities 3,571
Fixed liabilities 2,305
Total liabilities 5,877
(3) The significant components of non-cash transactions
a. Convertible bonds and warrants
(Millions of Yen)
Decreased convertible bonds due to conversion 51,260
Deceased bonds with warrant rights due to exercise 37,571

b. The assets and liabilities
The assets and liabilities that succeeded from Nippon Roche, which merged in October 1, 2002, are as follows;
(Millions of Yen)
Current assets 61,158
Fixed assets 19,713
Total assets 80,871
Current liabilities 7,890
Fixed liabilities 52,728
Total liabilities 60.619
Increased capital surplus reserve due to merger is 8,800 million yen.</td><td>(1) Reconciliation between cash and cash equivalents in the consolidated statements of cash flows and cash and deposits in the consolidated balance sheets
(Millions of Yen)
Cash and deposits 36,226
Cash and Cash Equivalents 36,226

(2) The significant components of non-cash transactions
Convertible bonds and warrants
(Millions of Yen)
Decreased convertible bonds due to conversion 43</td></tr>
</table>

4. Lease Transactions

FY 2003.3 (Apr. 1, 2002 - Mar. 31, 2003)	FY 2003.12 (Apr. 1, 2003 - Dec. 31, 2003)
Finance lease transactions other than those which transfer ownership of the leased assets to the lessee were as follows:	Finance lease transactions other than those which transfer ownership of the leased assets to the lessee were as follows:

FY 2003.3 (Apr. 1, 2002 - Mar. 31, 2003)

(1) Acquisition costs, accumulated depreciation and net balance

(Millions of Yen)

	Acquisition cost	Accumulated depreciation	Net balance
Machinery and vehicle	37	21	16
Furniture and fixtures	2,377	1,377	999
Total	2,415	1,399	1,016

Acquisition cost includes interest expense since the balance of future minimum lease payments accounts for only a small percentage of tangible fixed assets as of the balance sheet date.

(2) Future minimum lease payments

(Millions of Yen)

Due within one year	415
Due over one year	600
Total	1,016

Future minimum lease payments include interest expense since the balance of future minimum lease payments accounts for only a small percentage of tangible fixed assets as of the balance sheet date.

(3) Lease payments and depreciation

(Millions of Yen)

Lease payment	463
Depreciation	463

(4) Depreciation of leased assets

Assuming that the residual values are nil, depreciation of leased assets is calculated over the relevant lease periods using the straight-line method.

FY 2003.12 (Apr. 1, 2003 - Dec. 31, 2003)

(1) Acquisition costs, accumulated depreciation and net balance.

(Millions of Yen)

	Acquisition cost	Accumulated depreciation	Net balance
Machinery and vehicle	62	29	32
Furniture and fixtures	2,020	1,203	817
Total	2,082	1,232	850

Acquisition cost includes interest expense since the balance of future minimum lease payments accounts for only a small percentage of tangible fixed assets as of the balance sheet date.

(2) Future minimum lease payments

(Millions of Yen)

Due within one year	369
Due over one year	481
Total	850

Future minimum lease payments include interest expense since the balance of future minimum lease payments accounts for only a small percentage of tangible fixed assets as of the balance sheet date.

(3) Lease payments and depreciation

(Millions of Yen)

Lease payment	319
Depreciation	319

(4) Depreciation of leased assets

Same as in the left.

5. Fair Value of Marketable Securities and Investment Securities

As of March 31, 2003:

(1) Trading securities

The Company and its consolidated subsidiaries had no trading securities.

(2) Held-to-maturity securities at market value

The Company and its consolidated subsidiaries had no held-to-maturity securities at market value.

(3) Other securities with market value

(a) Securities whose carrying value exceeds their acquisition costs (Millions of Yen)

	Acquisition cost	Carrying value	Net unrealized gain (loss)
Stocks	2,845	5,236	2,390
Bonds	5,000	5,006	6
Others	7,998	7,999	0
Total	15,844	18,242	2,397

(b) Securities whose carrying value does not exceed their acquisition costs (Millions of Yen)

	Acquisition cost	Carrying value	Net unrealized gain (loss)
Stocks	2,971	2,369	(602)
Bonds	39,199	39,115	(84)
Others	7,499	7,498	(0)
Total	49,671	48,983	(687)
Total (a+b)	65,515	67,225	1,709

(4) Other securities sold during the fiscal year

(Millions of Yen)

Total of sale	Total of gain on sale	Total of loss on sale
4,535	1,792	1,256

(5) Securities without market value

(Millions of Yen)

	Carrying value
a. Held-to-maturity securities:	-
b. Other securities:	
Unlisted stocks, etc	644

(6) Scheduled redemption value of other securities with maturity dates and held-to-maturity securities

(Millions of Yen)

	Within one year	Between one and five years
Other securities with maturity dates		
Corporate bonds	31,786	12,335
Others	15,498	-
Total	47,284	12,335

As of December 31, 2003:

(1) Trading securities

The Company and its consolidated subsidiaries had no trading securities.

(2) Held-to-maturity securities at market value

The Company and its consolidated subsidiaries had no held-to-maturity securities at market value.

(3) Other securities with market value

(a) Securities whose carrying value exceeds their acquisition costs (Millions of Yen)

	Acquisition cost	Carrying value	Net unrealized gain (loss)
Stocks	4,366	8,264	3,898
Bonds	6,798	6,803	4
Total	11,165	15,068	3,902

(b) Securities whose carrying value does not exceed their acquisition costs (Millions of Yen)

	Acquisition cost	Carrying value	Net unrealized gain (loss)
Stocks	114	94	(19)
Bonds	31,999	31,991	(8)
Total	32,113	32,085	(28)
Total (a+b)	43,279	47,153	3,824

(4) Other securities sold during the fiscal year

(Millions of Yen)

Total of sale	Total of gain on sale	Total of loss on sale
5,304	1,312	26

(5) Securities without market value

(Millions of Yen)

	Carrying value
a. Held-to-maturity securities:	-
b. Other securities:	
Unlisted stocks, etc	582

(6) Scheduled redemption value of other securities with maturity dates and held-to-maturity securities

(Millions of Yen)

	Within one year	Between one and five years
Other securities with maturity dates		
Corporate bonds	18,695	8,099
Others	11,999	-
Total	30,694	8,099

6. Derivative Transactions

FY 2003.3 (Apr. 1, 2002 - Mar. 31, 2003)	FY 2003.12 (Apr. 1, 2003 - Dec. 31, 2003)
(1) Items related to the status derivative transactions a. Description of financial derivative transactions The derivative financial instruments that the Company utilizes are both foreign exchange contract transaction and currency swap relating to foreign currency, and interest rate swap transaction relating to interest rate. b. Policy of financial derivative transactions The Company mainly utilizes financial derivative transactions in order to reduce a market risk on business, but does not utilize them for speculative purpose. c. Purpose of financial derivative transactions The Company utilizes them for following purposes; - in order to hedge against fluctuation risks in foreign currency exchange rate according to money claim and monetary assets and liabilities in foreign currencies. - in order to hedge against fluctuation risks in interest rate according to borrowed money and reduce financial charges d. Description of risks associated with derivative transactions The Company is exposed to fluctuation risks in foreign currency exchange rate according to foreign exchange contract transactions, and exposed to fluctuation risks in market interest rate according to interest rate swap agreement. It is believed that the risk of non-fulfillment of contracts would be quite low because the Company enters into transactions only with financial institutions with high credit ratings. e. Risk management of the financial derivatives Bursary executes and controls the foreign exchange contract transactions relating to foreign currency, by getting the approval of the settlement person in charge based on the Company's rule. And bursary also executes interest swap transaction relating to interest rate, by getting the approval of the settlement person in charge. f. Supplementary note for "Description of market value of the financial derivatives" The contract amount of the financial derivatives on following note is absolutely nominal amount or estimated notional principal. The contract amount is not representative of the size of risk associated with derivative transactions.	(1) Items related to the status derivative transactions a. Description of financial derivative transactions Same in the left. b. Policy of financial derivative transactions Same in the left. c. Purpose of financial derivative transactions Same in the left. d. Description of risks associated with derivative transactions Same in the left. e. Risk management of the financial derivatives Same in the left. f. Supplementary note for "Description of market value of the financial derivatives" Same in the left.

As of March 31, 2003:

(2) Description of market value of the financial derivatives

a. Currency-related transactions (Millions of Yen)

	Notional amounts (Total)	Notional amounts (Over one year)	Fair value	Unrealized gain (Loss)
Forward foreign exchange contracts				
Buy:				
Swiss francs	9,658	-	9,673	14
Currency swaps:				
Euro/Yen	1,000	1,000	94	94
Total	-	-	-	108

(Notes)

1. Revaluation method of fair value:
   It is based on the prices that financial institutions present.
2. Derivatives applying hedge accounting:
   None

b. Interest-related transactions (Millions of Yen)

	Notional amounts (Total)	Notional amounts (Over one year)	Fair value	Unrealized gain (Loss)
Interest rate swaps:				
Receive/floating and pay/fixed	5,000	5,000	(489)	(489)
Receive/fixed and pay/floating	6,000	6,000	604	604
Total	11,000	11,000	115	115

(Notes)

1. Revaluation method of fair value:
   It is based on the prices that financial institutions present.
2. Derivatives applying hedge accounting:
   None

As of December 31, 2003:

(2) Description of market value of the financial derivatives

a. Currency-related transactions

(Millions of Yen)

	Notional amounts (Total)	Notional amounts (Over one year)	Fair value	Unrealized gain (Loss)
Forward foreign exchange contracts				
Buy:				
Swiss francs	14,007	-	14,561	553
Sell				
Euro	945	-	921	23
Currency swaps:				
Euro/Yen	1,000	1,000	64	64
Total	-	-	-	640

(Notes)

1. Revaluation method of fair value:
   It is based on the prices that financial institutions present.
2. Derivatives applying hedge accounting:
   None

b. Interest-related transactions

(Millions of Yen)

	Notional amounts (Total)	Notional amounts (Over one year)	Fair value	Unrealized gain (Loss)
Interest rate swaps:				
Receive/floating and pay/fixed	5,000	5,000	(404)	(404)
Receive/fixed and pay/floating	5,000	5,000	415	415
Total	10,000	10,000	10	10

(Notes)

1. Revaluation method of fair value:
   It is based on the prices that financial institutions present.
2. Derivatives applying hedge accounting:
   None

7. Accounting for Retirement Benefits

FY 2003.3 (Apr. 1, 2002 - Mar. 31, 2003)	FY 2003.12 (Apr. 1, 2003 - Dec. 31, 2003)
(1) Overview of retirement benefits The Company has various defined benefit plans such as a welfare pension fund plan, a tax qualified pension plan and a lump-sum payment plan. Additional retirement benefits may be paid to retired employees in certain cases. In April 1994, the Company transferred from the tax-qualified pension plan established in January 1983, to a welfare pension plan. In March 2001, a portion of the lump-sum payment plan was transferred to a tax-qualified pension plan. The Company's domestic consolidated subsidiaries participate in the lump-sum payment plan.	(1) Overview of retirement benefits Same as in the left.

FY 2003.3 (Apr. 1, 2002 - Mar. 31, 2003)

(2) Retirement benefit obligation

	(Millions of Yen)
Retirement benefit obligation	(83,641)
Pension assets	41,204
Unfunded retirement benefit obligation	(42,437)
Unrecognized prior service cost	(755)
Unrecognized actuarial loss	884
Reserve for employee's retirement benefits	(42,309)

Notes:
1. The government-sponsored portion of welfare pension fund plan is included in the amount.
2. The company's domestic consolidated subsidiaries adopt the simplified method on calculating retirement benefit obligation.

(3) Retirement benefits expenses

	(Millions of Yen)
Service cost (*1, *2)	3,933
Interest cost	1,937
Expected return on pension assets (*3)	(679)
Amortization of net retirement benefit obligation at transition	13,444
Amortization of actuarial gain or loss	741
Amortization of prior service cost	(247)
Additional retirement benefits, etc	1,167
Total retirement benefit expenses	20,296

Notes
1. Plan participants' contributions to welfare pension funds have been deducted from the amount.
2. Retirement benefits expenses of consolidated subsidiaries adopted the simplified method is included to this amount.
3. The Company amortized unrecognized retirement benefit obligation at the end of September 2002, correspondence to prior service cost which was occurred by introducing the revised benefit plan and correspondence to actuarial loss which was arose by applying revised discount rate.

(4) Assumptions and policies adopted in calculation of retirement benefits obligation

Discount rate	2.5% (At the beginning of the current fiscal year, 3.0% was applied.)
Rate of expected return on plan assets	2.0% (Regarding the life insurance company's portion of plan assets, the rate of return guaranteed at the time of the signing of the contract was 5.5% and this was included in calculating the overall rate of expected return on plan assets.)
Method of attribution of retirement benefits to the period	Straight line method for the years of services
Period of amortizing prior service cost	10 years (Prior service cost is being amortized by the declining balance method over a period of average remaining services years of employees at the time of occurrence.)
Period of amortizing actuarial gain and loss	10 years (Actuarial gain and loss are amortized by the declining method over the period of average remaining services years of employees at the time of occurrence from the following year of occurrence.)

FY 2003.12 (Apr. 1, 2003 - Dec. 31, 2003)

(2) Retirement benefit obligation

	(Millions of Yen)
Retirement benefit obligation	(90,915)
Pension assets	50,526
Unfunded retirement benefit obligation	(40,388)
Unrecognized prior service cost	(638)
Unrecognized actuarial loss	1,469
Reserve for employee's retirement benefits	(39,558)

Notes:
1. The government-sponsored portion of welfare pension fund plan is included in the amount.
2. The company's domestic consolidated subsidiaries adopt the simplified method on calculating retirement benefit obligation.

(3) Retirement benefits expenses

	(Millions of Yen)
Service cost (*1, *2)	3,074
Interest cost	1,558
Expected return on pension assets	(618)
Amortization of actuarial gain or loss	136
Amortization of prior service cost	(116)
Additional retirement benefits, etc	10
Total retirement benefit expenses	4,044

Notes
1. Plan participants' contributions to welfare pension funds have been deducted from the amount.
2. Retirement benefits expenses of consolidated subsidiaries adopted the simplified method is included to this amount.

(4) Assumptions and policies adopted in calculation of retirement benefits obligation

Discount rate	2.0% (At the beginning of the current fiscal year, 2.5% was applied.)
Rate of expected return on plan assets	2.0% (Regarding the life insurance company's portion of plan assets, the rate of return guaranteed at the time of the signing of the contract was 5.5% and this was included in calculating the overall rate of expected return on plan assets.)
Method of attribution of retirement benefits to the period	Straight line method for the years of services
Period of amortizing prior service cost	10 years (Prior service cost is being amortized by the declining balance method over a period of average remaining services years of employees at the time of occurrence.)
Period of amortizing actuarial gain and loss	10 years (Actuarial gain and loss are amortized by the declining method over the period of average remaining services years of employees at the time of occurrence from the following year of occurrence.)

8. *Tax-Effect Accounting*

FY 2003.3 (As of March 31, 2003)

(1) Principal deferred tax assets and tax liabilities

	(Millions of Yen)
Deferred tax assets:	
Reserve for retirement benefits in excess of limit	15,199
Amortization of deferred charges	3,506
Unrecognized outstanding enterprise tax	2,795
Loss on reserve for bonuses in excess of limit	2,761
Prepaid expenses for tax purposes	2,079
Prepaid research equipment and others for tax purposes	1,003
Depreciation of fixed assets in excess of limit	943
Unrecognized losses on securities	906
Unrecognized reserve for sales rebates	670
Elimination of unrealized profit on inventories	454
Unrecognized reserve for bonuses to directors and corporate auditors	182
Other	5,514
Total deferred tax assets	36,016
Offsetting of deferred tax liabilities	(1,588)
Deferred tax assets, net	34,428
Deferred tax liabiities:	
Reserve for deferred capital gain	919
Unrealized gain on securities	680
Other	12
Total deferred tax liabilities	1,612
Offsetting of deferred assets	(1,588)
Deferred tax liabilities, net	24

(2) Significant components of difference between statutory tax rate and effective tax rate

Statutory tax rate:	41.5	%
Adjustments		
Items such as entertainment expenses permanently not deductible for tax purposes	21.3	
Items such as dividend income permanently not taxable	(3.4)	
Inhabitants' per capita taxes	1.5	
Tax rate differences of overseas subsidiaries	(5.6)	
Tax benefits of research and development costs	(12.9)	
Gain on the sales of investment for tax purpose regarding the spun-off of Gen-Probe Incorporated	326.3	
Reduction of revised deferred tax asset due to tax rate revision	15.0	
Other	2.3	
Effective tax rates	386.0	%

(3) Deferred tax assets and liabilities revision due to revised corporate income tax rate.

Introducing pro forma standard taxation effective the year at April 1, 2004, corporate enterprise tax rate is revised, because "The law that a part such as local taxes is revised" (The law in 2003 No.9) was announced officially at March 31, 2003.

Along with this, statutory tax rate that calculates deferred tax assets and liabilities arising from temporal differences which will be dissolved after January 1, 2005 is changed from 41.5% to 39.5%.

As a result, although net deferred tax assets were decreased by ¥998 million, deferred income taxes were increased by ¥1,031 million during this fiscal year.

FY 2003.12 (As of December 31, 2003)

(1) Principal deferred tax assets and tax liabilities

	(Millions of Yen)
Deferred tax assets:	
Reserve for retirement benefits in excess of limit	14,583
Amortization of deferred charges	5,569
Prepaid expenses for tax purposes	2,182
Loss on reserve for bonuses in excess of limit	1,748
Prepaid research equipment and others for tax purposes	1,152
Depreciation of fixed assets in excess of limit	1,017
Unrecognized reserve for sales rebates	848
Unrecognized losses on securities	662
Elimination of unrealized profit on inventories	587
Unrecognized reserve for bonuses to directors and corporate auditors	202
Unrecognized outstanding enterprise tax	1
Other	4,523
Total deferred tax assets	33,078
Offsetting of deferred tax liabilities	(2,766)
Deferred tax assets, net	30,311
Deferred tax liabiities:	
Unrealized gain on securities	1,536
Reserve for deferred capital gain	854
Unrecognized payment receivable of business tax	321
Other	76
Total deferred tax liabilities	2,788
Offsetting of deferred assets	(2,766)
Deferred tax liabilities, net	21

(2) Significant components of difference between statutory tax rate and effective tax rate

The disclosure of the significant components has been omitted, because the deviation between statutory tax rate and effective tax rate was less than 5% of statutory tax rate.

9. Segment Information

(1) Business Segments

For the year ended March 31, 2003 (April 1, 2002 - March 31, 2003) and

For the year ended December 31, 2003 (April 1, 2003 - December 31, 2003)

The business segments of the Company and its consolidated subsidiaries are classified as pharmaceutical and other based on the types and characteristics of products and manufacturing methods. As net sales, operating income and total assets of non-pharmaceutical segment constituted less than 10% of the consolidated totals, the disclosure of business segment information has been omitted.

(2) Geographical Segments

For the year ended March 31, 2003 (April 1, 2002 - March 31, 2003) and

For the year ended December 31, 2003 (April 1, 2003 - December 31, 2003)

As net sales and total assets of the foreign consolidated subsidiaries constituted less than 10% of consolidated totals, the disclosure of geographical segment information has been omitted.

(3) Overseas Sales

For the year ended March 31, 2003 (April 1, 2002 - March 31, 2003)

The disclosure of overseas sales has been omitted due to less than 10% of the consolidated total.

In addition, overseas sales during this fiscal year are ¥15,447 million, or 6.5% of consolidated total sales. As mentioned in "Change in Accounting Method", effective the year beginning at April 1, 2002, the Company reclassified patent royalties from "Sales" to "Non-operating income". As a result of this change, overseas sales were decreased by ¥363 million for the year ended March 31, 2003.

For the year ended December 31, 2003 (April 1, 2003 - December 31, 2003)

The disclosure of overseas sales has been omitted due to less than 10% of the consolidated total.

10. Transaction with the Related Parties

For the year ended March 31, 2003 (April 1, 2002 - March 31, 2003)

(1) Parent Company

Attribute	Name of company	Address	Common Stock	Business contents	Rate of ownership of voting	Relationship: Interlocking director	Relationship: Relationship on business	Transaction	Amount of transaction (*)	Account	Ending balance (*)
Parent company	Roche Pharmholding B.V.	Holland Mijdrecht	Euro 467,847,857	Holding Company	Directly owned 50.1%	-	Equity participation and Partnership	Acceptance of bonds with warrant rights	-	Bond	6,312
								Payment of bond interest	28	Accrued expense	28

(*): Millions of Yen

(2) Subsidiaries of Parent Company

Attribute	Name of company	Address	Common Stock	Business contents	Rate of ownership of voting	Relationship: Interlocking director	Relationship: Relationship on business	Transaction	Amount of transaction (*)	Account	Ending balance (*)
Subsidiaries of parent company	F. Hoffmann-La Roche Ltd.	Switzerland Basel	Swiss franc 150,000,000	Production and Sales of drugs	-	Director 2 persons	Material purchase	Material purchase	21,623	Account payable	9,173

(*): Millions of Yen

Note: According to consumption tax, "Amount of transaction" is including, but "Ending balance" is not.

Guideline of determination for Business conditions

- *Business transaction is determined as same as general transaction in consideration with market value.*
- *Funds transaction is reasonably determined interest rate in consideration with market interest rate.*

For the year ended December 31, 2003 (April 1, 2003 - December 31, 2003)

(1) Parent Company

Attribute	Name of company	Address	Common Stock	Business contents	Rate of ownership of voting	Relationship: Interlocking director	Relationship: Relationship on business	Transaction	Amount of transaction (*)	Account	Ending balance (*)
Parent company	Roche Pharmholding B.V.	Holland Woerden	Euro 467,847,857	Holding Company	Directly owned 50.5%	-	Equity participation and Partnership	Acceptance of bonds with warrant rights	-	Bond	6.312
								Payment of bond interest	42	Accrued expense	14

(*): Millions of Yen

(2) Subsidiaries of Parent Company

Attribute	Name of company	Address	Common Stock	Business contents	Rate of ownership of voting	Relationship: Interlocking director	Relationship: Relationship on business	Transaction	Amount of transaction (*)	Account	Ending balance (*)
Subsidiaries of parent company	F. Hoffman-La Roche Ltd.	Switzerland Basel	Swiss franc 150,000,000	Production and Sales of drugs	-	Director 1 person	Material purchase	Material purchase	35,522	Account payable	10,826

(*): Millions of Yen

Note: According to consumption tax, "Amount of transaction" is including, but "Ending balance" is not.

Guideline of determination for Business conditions

- *Business transaction is determined as same as general transaction in consideration with market value.*
- *Funds transaction is reasonably determined interest rate in consideration with market interest rate.*

NON-CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

(for the fiscal year 2003.12 ended December 31, 2003)

Name of Company: **Chugai Pharmaceutical Co., Ltd.** February 13, 2004
Address of the Head Office: 1-9, Kyobashi 2-Chome, Chuo-ku, Tokyo 104-8301, Japan
Stock Listings: Tokyo
Security Code No.: 4519
(URL http://www.chugai-pharm.co.jp/english
Representative Mr. Osamu Nagayama, President and CEO, Chairman of the Board of the Directors
Contact: Mr. Yoshio Itaya, General Manager of Finance and Accounting Department
Phone: +81-(0) 3-3281-6611

Date of Board Meeting for Settlement of Accounts: February 13, 2004
Date of Regular General Meeting of Shareholders: March 25, 2004
Interim Dividends: Applicable
Application of unit share system: Applicable
(A unit is 100shares)

1. Non-Consolidated Operating Results for the FY 2003.12 Ended December 31, 2003

(1)Results of operations *Note: Amounts of less than one million yen are omitted.*

	Net Sales	% change	Operating Income	% change	Recurring Profit	% change
FY 2003 ended Dec. 31, 2003	¥222,138 million	—	¥38,451 million	—	¥40,380 million	—
FY 2003 ended Mar. 31, 2003	¥230,287 million	22.3%	¥27,245 million	7.8 %	¥28,362 million	0.9 %

	Net Income (million)	% change	Net Income per Share (Basic)	Net Income per Share (Fully Diluted)	Net Income/ Shareholders' Equity	Recurring Profit/ Total Assets	Recurring Profit/ Net Sales
FY 2003 ended Dec. 31, 2003	¥27,232	—	¥49.51	¥48.76	9.7%	9.9%	18.2%
FY 2003 ended Mar. 31, 2003	(¥21,521)	—	(¥55.30)	—	(9.3%)	7.6%	12.3%

Note 1. Average number of outstanding shares: 548,191,365 shares for the fiscal year ended December 31, 2003 and 390,885,654 shares for the year ended March 31, 2003, respectively.

2. Change in method of accounting: None

3. % change for net sales, operating income, recurring profit and net income is presented in comparison with the previous fiscal year.

4. Due to the Company's change of fiscal year-end and the resultant irregular nine-month fiscal year, the Company doesn't present % change for net sales, operating income, recurring profit and net income in comparison with the previous fiscal year.

(2)Dividends

	Annual Dividends per Share			Dividends Paid for the Year	Payout Ratio	Dividends on Equity
		Interim	Year-end			
FY 2003 ended Dec. 31, 2003	¥13.00	¥0.00	¥13.00	¥7,102 million	26.3%	2.4%
FY 2003 ended Mar. 31, 2003	¥16.00	¥8.00	¥8.00	¥6,845 million	—	2.5%

(3)Financial conditions

	Total Assets	Shareholders' Equity	Shareholders' Equity/Total Assets	Shareholders' Equity per Share
As of December 31, 2003	¥395,221 million	¥290,925 million	73.6%	¥532.36
As of March 31, 2003	¥416,549 million	¥272,705 million	65.5%	¥495.15

Note: (a) Number of shares outstanding at the end of the fiscal year: 546,314,597 shares as of December 31, 2003 and 550,569,719 shares as of March 31, 2003, respectively.

(b) Numbers of treasury stock: 4,376,622 shares as of December 31, 2003, and 63,799 shares as of March 31, 2003, respectively.

2. Forecast for the Year Ending December 31, 2004 (January 1, 2004 - December 31, 2004)

	Net Sales	Recurring Profit	Net Income	Annual Dividends per Share		
				Interim	Year-end	
First half ending June. 30, 2004	¥140,000 million	¥18,500 million	¥11,000 million	¥9.00	—	—
FY 2004 ending Dec. 31, 2004	¥288,000 million	¥51,000 million	¥31,000 million	—	¥9.00	¥18.00

Reference: Projected net income per share for the year ending December 31, 2004 is ¥56.74, based on the number of outstanding shares as of December 31, 2003.

The Company bases its forecasts on assumptions that are believed to be reasonable under information available at the time of the forecasts. Actual results may differ from these forecasts due to potential risks and uncertainties.

Non-Consolidated Balance Sheets

(Millions of Yen)

Accounts	As of March 31, 2003			As of December 31, 2003			Change
Assets			%			%	
I Current Assets:							
Cash and deposits		62,183			27,497		
Trade notes receivable (*6)		12,560			12,459		
Accounts receivable (*4)		84,055			99,958		
Marketable securities		47,284			30,694		
Merchandise		8,892			9,051		
Products		9,221			19,735		
Semi-finished goods		13,209			14,239		
Raw materials		8,210			8,652		
Work in progress		451			250		
Stored goods		91			299		
Pre-paid expenses		1,339			867		
Deferred tax assets		13,766			8,839		
Payments receivable		3,052			4,659		
Payment receivable for income tax		—			5,653		
Other		1,437			2,287		
Reserve for doubtful accounts		(467)			(646)		
Total current assets		265,289	63.7		244,500	61.9	(20,788)
II Fixed Assets:							
1 Tangible fixed assets:							
Buildings	92,694			91,443			
Accumulated depreciation	49,149	43,544		47,133	44,309		
Structures	8,813			8,904			
Accumulated depreciation	5,869	2,943		5,847	3,057		
Machinery and equipment	59,978			62,297			
Accumulated depreciation	42,941	17,037		43,810	18,486		
Vehicles and transport equipment	323			322			
Accumulated depreciation	235	87		231	91		
Furniture and fixtures	33,817			32,808			
Accumulated depreciation	27,303	6,514		26,336	6,471		
Land		11,547			9,870		
Construction in progress		8,803			6,669		
Total tangible fixed assets		90,479			88,956		

(Millions of Yen)

Accounts	As of March 31, 2003			As of December 31, 2003			Change
2 Intangible fixed assets:			%			%	
Patent rights		4			0		
Trademark rights		3			6		
Other		955			1,364		
Total intangible fixed assets		963			1,371		
3 Investments and other assets:							
Investment securities		20,510			16,961		
Investments in subsidiaries and affiliates		6,081			6,071		
Investment in capital		25			25		
Investment in capital to affiliates		70			70		
Long-term loans		136			97		
Long-term loans to employees		28			43		
Long-term loans to affiliates		1,917			100		
Long-term prepaid expenses		24			6,907		
Deferred tax assets		20,046			20,391		
Guarantee deposits		4,348			4,219		
Long-term receivables		4,790			4,717		
Other		2,135			1,091		
Reserve for doubtful accounts		(296)			(303)		
Total investments and other assets		59,817			60,392		
Total fixed assets		151,259	36.3		150,720	38.1	(539)
Total Assets		416,549	100.0		395,221	100.0	(21,327)

(Millions of Yen)

Accounts	As of March 31, 2003	%	As of December 31, 2003	%	Change
Liabilities		%		%	
I Current Liabilities:					
Notes payable (*6)	722		56		
Accounts payable (*4)	16,041		20,371		
Long-term loans due within one year	140		11		
Accrued liabilities	9,293		6,059		
Accrued expenses (*4)	10,444		13,302		
Accrued income taxes	31,228		—		
Accrued consumption taxes	1,658		241		
Advance payments	1		53		
Deposits	810		2,012		
Reserve for bonuses to employees	7,831		4,128		
Reserve for sales returns	787		498		
Reserve for sales rebates	1,614		2,043		
Accrued capital investment	8,337		4,606		
Other	499		407		
Total current liabilities	89,410	21.5	53,792	13.6	(35,618)
II Fixed Liabilities:					
Bonds with warrant (*4)	6,312		6,312		
Convertible bonds	3,482		3,438		
Long-term debt	2,173		1,000		
Reserve for employees' retirement benefits	41,973		39,220		
Reserve for officers' retirement benefits	460		511		
Other	31		20		
Total fixed liabilities	54,433	13.0	50,503	12.8	(3,930)
Total liabilities	143,843	34.5	104,295	26.4	(39,548)

(Millions of Yen)

Accounts	As of March 31, 2003			As of December 31, 2003			Change
Stockholders' Equity							
I Common stock (*1)		68,215	16.5		68,237	17.2	
II Additional paid-in capital							
Additional paid-in capital	88,077			88,099			
Disposal benefit of treasury stock	—			0			
Total additional paid-in capital		88,077	21.1		88,099	22.3	
III Retained earnings:							
1 Legal reserve	6,480			6,480			
2 Voluntary earned reserve							
Reserve for deferred capital gain	1,464			1,464			
Special reserve	115,220			93,220			
3 Unappropriated deficit for the current year	(7,677)			37,117			
Total retained earnings		115,487	27.7		138,222	35.0	
IV Net unrealized gain on securities		994	0.2		2,303	0.6	
V Treasury stock, at cost (*2)		(69)	(0.0)		(5,936)	(1.5)	
Total shareholders' equity		272,705	65.5		290,925	73.6	18,220
Total liabilities and shareholders' equity		416,549	100.0		395,221	100.0	(21,327)

Non-Consolidated Statements of Income

(Millions of Yen)

Accounts	FY 2003.3 (Apr. 1, 2002 - Mar. 31, 2003)			FY 2003.12 (Apr. 1, 2003 – Dec. 31, 2003)			Change
			%			%	
I Net sales							
Product sales	193,447			185,025			
Merchandise sales	36,840	230,287	100.0	37,112	222,138	100.0	—
II Cost of sales							
1 Inventory of merchandise and products at start of period	12,165			18,113			
2 Receipts of merchandises and products due to merger	5,331			—			
3 Merchandise procured	21,525			22,248			
4 Cost of production (*6)	48,130			62,707			
5 Transfer from other accounts (*1)	13,119			11,124			
Total	100,273			114,193			
5 Transfer to other accounts (*2)	3,276			4,150			
6 Inventory of merchandise and products at end of period	18,113			28,786			
Total	21,390	78,883	34.3	32,937	81,256	36.6	—
Gross profit		151,404	65.7		140,881	63.4	—
Reversal of reserve for sales returns		444			787		
Reserve for sales returns		787			498		
Net gross profit		151,061	65.6		141,170	63.6	—
III Selling, general and administrative expenses							
Advertising and public relations expense	3,915			1,297			
Sales promotion expense	13,182			10,456			
Reserve for doubtful accounts	214			178			
Salaries and benefits	18,526			17,379			
Welfare expenses	5,307			5,030			
Reserve for bonuses to employees	4,877			2,580			
Retirement benefit expenses	4,155			2,904			
Reserve for officers' retirement benefits	77			62			
Travel and transportation expense	3,484			3,342			
Depreciation and amortization expense	918			729			
R & D expense (*3, *6)	48,604			43,580			
Other	20,550	123,815	53.8	15,176	102,719	46.2	—
Operating income		27,245	11.8		38,451	17.3	—

(Note) The column of "Change" isn't presented, due to the Company's change of fiscal year-end and the resultant irregular nine-month fiscal year

(Millions of Yen)

Accounts	FY 2003.3 (Apr. 1, 2002 - Mar. 31, 2003)			FY 2003.12 (Apr. 1, 2003 – Dec. 31, 2003)			Change
IV Non-operating income			%			%	
Interest income (*4)	170			165			
Negotiable securities interest income	104			83			
Dividend income (*4)	230			468			
Real estate lease payments (*4)	381			267			
Life insurance dividends received	580			24			
Patent royalties (*4)	1,048			1,354			
Redemption of R&D expenses	—			698			
Gain on derivatives	—			521			
Other (*4)	750	3,266	1.4	374	3,959	1.8	—
V Non-operating expenses							
Interest expense	146			140			
Interest payments on corporate bonds	106			69			
Loss on disposal of fixed assets (*5)	304			376			
Reserve for doubtful accounts	16			7			
Loss on inventories	247			130			
Loss on foreign exchange	446			835			
Other	881	2,150	0.9	468	2,029	0.9	—
Recurring profit		28,362	12.3		40,380	18.2	—
VI Extraordinary gain							
Gain of sales investment securities	1,792			1,312			
Gain of sales investment in subsidiaries	1,149			—			
Fee of licensing agreement (*7)	—			3,294			
Profit from sales of fixed assets (*8)	—	2,942	1.3	3,466	8,073	3.6	—
VII Extraordinary loss							
Office closing costs (*9)	2,168			2,027			
Loss on sale investments securities	1,250			—			
Integration costs (*10)	18,123			—			
Amortization for long-term pre-paid expenses (*11)	3,882			—			
Valuation loss of investment securities	1,700	27,125	11.8	—	2,027	0.9	—
Income before income taxes		4,179	1.8		46,425	20.9	—
Income taxes:							
Current (*12)	37,697			15,467			
Deferred (*12)	(11,996)	25,700	11.2	3,726	19,193	8.6	—
Net income or (Net loss)		(21,521)	(9.3)		27,232	12.3	—
Retained earnings at beginning of year		7,973			9,885		
Interim dividends		2,441			—		
Retirement of treasury stocks		279			—		
Unappropriated retained earnings of company merger		8,590			—		
Appropriation of retained earnings		(7,677)			37,117		

(Note) The column of "Change" isn't presented, due to the Company's change of fiscal year-end and the resultant irregular nine-month fiscal year

Manufacturing Costs

(Millions of Yen)

Accounts	FY 2003.3 (Apr. 1, 2002 - Mar. 31, 2003)			FY 2003.12 (Apr. 1, 2003 - Dec. 31, 2003)			Change
			%			%	
I Raw materials		30,471	64.1		48,630	76.6	—
II Labor		5,348	11.3		4,204	6.6	—
III Expense							
Outside processing	2,303			2,478			
Depreciation	4,692			3,718			
Other	4,718	11,714	24.6	4,442	10,639	16.8	—
Total manufacturing expense		47,534	100.0		63,474	100.0	—
Work in progress, semi finished goods, and inventories at start of year		9,499			13,661		
Receipts of semi finished goods due to merger		5,551			—		
Transfer from other accounts		—			61		
Total		62,585			77,197		
Transfers to other accounts		793			—		
Work in progress, semi finished goods, and inventories at end of year		13,661			14,489		
Total manufacturing cost		48,130			62,707		

(Note) The column of "Change" isn't presented, due to the Company's change of fiscal year-end and the resultant irregular nine-month fiscal year

Appropriation of Net Income

(Millions of Yen)

Accounts	FY 2003.3 (Apr. 1, 2002 - Mar. 31, 2003)		FY 2003.12 (Apr. 1, 2003 - Dec. 31, 2003)	
Appropriation of retained earnings at beginning year		(7,677)		37,117
Reversal of retained earnings				
General reserve	22,000		—	
Reserve for advances depreciation of fixed assets	60	22,060	98	98
		14,382		37,216
Appropriation of earnings:				
Dividends	4,404		7,102	
Bonuses to directors and corporate auditors	93		90	
Retained earnings				
General reserve	—	4,497	20,000	27,192
Appropriation of retained earnings carried forward		9,885		10,024

Significant accounting policies

Basis of Preparing Non-Consolidated Financial Statements

FY 2003.3 (Apr. 1, 2002 - Mar. 31, 2003)	FY 2003.12 (Apr. 1, 2003 - Dec. 31, 2003)
1. Basis and method for valuation of securities Held-to-maturity securities: Held-to-maturity debt securities are stated by the amortized cost method. Other securities: - Investments in subsidiaries and affiliates are stated at cost determined by the moving average method. - Securities with market are stated at fair value at closing date for the fiscal year, and changes in fair value are recorded as a separate component of shareholders' equity at an amount net of tax, and the moving average method is used to calculate the original cost. - Securities without market value are stated at cost determined by the moving average method.	1. Basis and method for valuation of securities Same as in the left.
2. Basis of valuation of derivatives: Derivatives are revaluated by the market value method.	2. Basis of valuation of derivatives: Same as in the left.
3. Inventories - Inventories other than work in process are presented at cost determined principally by the average method. - Work in process is stated at cost determined principally by the first-in, first-out method.	3. Inventories Same as in the left.
4. Method of depreciation a. Tangible fixed assets Depreciation of tangible fixed assets is calculated primarily by the declining-balance method. b. Intangible fixed assets Depreciation of intangible fixed assets is calculated primarily by the straight-line method.	4. Method of depreciation Same as in the left.
5. Accounting for deferred assets Expenses of new stock issued are accounting for as the full amount at the time of the expenditure.	5. Accounting for deferred assets Same as in the left.
6. Accounting for important reserves a. Reserve for doubtful accounts In order to prepare for losses of bad credits such as account receivables or loans and for revaluation losses on financial instruments, except valuation losses on securities, the reserve for doubtful accounts is provided for at un-collectable amount based on the historical percentage of credit losses for general credits, and is provided for at amount that is estimated individually considering these possibilities of collection for bad credits that is highly possible to loss and these possibilities of future loss on financial instruments.	6. Accounting for important reserves a. Reserve for doubtful accounts Same as in the left.
b. Reserve for bonuses to employees The reserve for bonuses to employees is presented at an estimated amount of the liability for bonuses incurred for the fiscal year.	b. Reserve for bonuses to employees Same as in the left.
c. Reserve for sales returns The reserve for sales returns is calculated by multiplying a sales credit at the end of fiscal year by the ratio of returns to sales of the latest two fiscal years and by the ratio of current sales profit for the fiscal year, in order to prepare for a loss arising from sales returns subsequent to the balance sheet date.	c. Reserve for sales returns Same as in the left.
d. Reserve for sales rebates The reserve for s ales rebates is computed by multiplying the balance of account receivables at the balance sheet date by the current rebate ratio, in order to prepare for any expenditure on sales rebates subsequent to the balance sheet date.	d. Reserve for sales rebates Same as in the left.
e. Reserve for employees' retirement benefits The reserve for employees' retirement benefits is stated at the amount required to cover the liabilities as of the balance sheet date, based on the Company's estimate of its liability for retirement benefits and plan assets as of the balance sheet date. Prior service cost is being amortized as incurred by the declining-balance method over 10 years which is shorter than the average remaining years of service of the eligible employees. Actuarial gain and loss are amortized by the declining-balance method over 10 years which is shorter than the average period of the remaining years of service of the eligible employees and are amortized from following year in which the gain or loss is recognized.	e. Reserve for employees' retirement benefits The reserve for employees' retirement benefits is stated at the amount required to cover the liabilities as of the balance sheet date, based on the Company's estimate of its liability for retirement benefits and plan assets as of the balance sheet date. Prior service cost is being amortized as incurred by the declining-balance method over 10 years which is shorter than the average remaining years of service of the eligible employees. Actuarial gain and loss are amortized by the declining-balance method over 10 years which is shorter than the average period of the remaining years of service of the eligible employees and are amortized from following year in which the gain or loss is recognized.

FY 2003.3 (Apr. 1, 2002 - Mar. 31, 2003)	FY 2003.12 (Apr. 1, 2003 - Dec. 31, 2003)
(Additional information) The Company amortized unrecognized benefit obligations by the declining-balance method over 10 years and adopted 3% discount rate for calculating retirement benefit obligations. The Company merged with Nippon Roche K.K. (Nippon Roche) at October 1, 2002. The Company's former retirement benefit plan was drastically changed as an integrated retirement benefit plan at the merger. As a result of this merger and the new retirement benefit plan, the number of employees increased drastically and term of retirement benefit plan changed. Due to these situations, the Company's former retirement benefit plan was substantially terminated on September 30, 2002 and new retirement benefit plan was substantially created on October 1, 2002. According with these situations, the Company has recognized the unrecognized retirement benefit obligations under the prior plan as expense until September 30, 2002. The effects of this change were recognized as liabilities, mainly consisted of ¥9,813 million of unrecognized actuarial loss, ¥1,401 million of unrecognized prior service cost (negative), ¥25 million of prior service cost (negative) due to introduction of new employees' retirement benefit plan effective the year beginning at October, 2002, and ¥5,057 million of actuarial loss due to declining of discount rate from 3.0% to 2.5% under the prior plan.	
f. Reserve for officers' retirement benefits The reserve for officers' retirement benefits is recorded at an amount based on management's estimate, which would be required to be paid if all officers resigned as of the balance sheet date on the basis of the Company's internal regulations.	f. Reserve for officers' retirement benefits Same as in the left.
7. Accounting for lease transactions Non-cancelable lease transactions are primarily accounted for as operating leases (whether such leases are classified as operating or finance leases) except that lease agreements that stipulate the transfer of ownership of the leased assets to the lessee are accounted for as finance leases.	7. Accounting for lease transactions Same as in the left.
8. Other a. Consumption taxes Income and expenses for the Company and its domestic subsidiaries are recorded at net of consumption taxes. b. Treasury stock and reduction of legal reserves Effective the year beginning at April 1, 2002, the Company adopted "Financial Accounting Standard No.1, Accounting Standard for Treasury Stock and Reduction of Legal Reserves" issued by Accounting Standards Board of Japan on February 21, 2002. There is no effect on profit or losses due to this change. As a result of the revision of regulations for "Non-Consolidated Financial Statements", the Company presented the shareholders' equity of consolidated balance sheet and the statement of shareholders' equity in accordance with the revised regulations for Non-Consolidated Financial Statements. c. Accounting standard for net income per share Effective the year beginning at April 1, 2002, the Company adopted "Financial Accounting Standard No.2, Accounting Standard for Net Income per Share" and "Accounting Guideline No.4, of "Accounting guideline for Accounting Standard of Net Income per Share" issued by Accounting Standards Board of Japan on September 25, 2002. There is immaterial on profit or losses due to these changes.	8. Other Income and expenses for the Company and its domestic subsidiaries are recorded at net of consumption taxes.

Change in Accounting Method

FY 2003.3 (Apr. 1, 2002 - Mar. 31, 2003)	FY 2003.12 (Apr. 1, 2003 - Dec. 31, 2003)
The Company reconsidered accounting method to be applied on occasion of merger with Nippon Roche in consideration for its business, personnel and finance to be influenced by the merger. As a result of reconsideration, effective the year beginning at April 1, 2002, the Company reclassified patent royalties from "Sales" to "Non-operating income" in consideration for a New Chugai's income statement and its immateriality. The effect of this change for the year ended March 31, 2003 was to increase non-operating income and to decrease net sales and operating income by ¥1,048 million. However there is no effect on recurring profit and income before income taxes and minority interests.	----------

Change in Presentation

FY 2003.3 (Apr. 1, 2002 - Mar. 31, 2003)	FY 2003.12 (Apr. 1, 2003 - Dec. 31, 2003)
The Company separately presented "Loss on foreign exchange", which had been included in "Other" in the non-operating expense for the fiscal year ended March 31, 2001, because this amount became more than 10% of non-operating expense. This amount of "Loss on foreign exchange" included in "non-operating expense" for the fiscal year ended March 31, 2001 was ¥47 million.	----------

Notes

1. Notes to the Non-Consolidated Balance Sheets

FY 2003.3 (As of March 31, 2003)	FY 2003.12 (As of December 31, 2003)
(1) Corporate Stock Authorized stock: Common stock 800,000,000 When the retirement of corporate stock is carried out according to the articles of an association regulation, the Company can reduce corresponding to the numbers of stock which the Company issues. The numbers of stock issued: Common stock 550,633,518 Increase (decrease) in outstanding shares are as follows; New stock issue caused by the merger: Number of shares issued 196,628,960 shares Amount transferred to paid-in capital - Conversion from convertible bonds: Number of shares acquired 52,957,790 shares Amount transferred to paid-in capital ¥25,651,541,520 Exercise of warrant bonds: Number of shares acquired 28,069,610 shares Amount transferred to paid-in capital ¥18,806,638,700 Third-party allotment of share: Number of shares issued 21,103,544 shares Amount transferred to paid-in capital ¥18,782,154,160 Retirement of treasury stock: Number of shares extinction 194,950 shares Total amount for acquisition ¥279,666,194 Additionally, the capital decreased by ¥19,059,766,940 due to capital reduction through distribution of shares of Gen-probe Incorporated during this fiscal year. However, this capital reduction did not cause the number of shares to decrease.	(1) Corporate Stock Authorized stock: Common stock 799,805,050 When the retirement of corporate stock is carried out according to the articles of an association regulation, the Company can reduce corresponding to the numbers of stock which the Company issues. The numbers of stock issued: Common stock 550,691,219 Increase (decrease) in outstanding shares are as follows; Conversion from convertible bonds: Number of shares acquired 57,701 shares Amount transferred to paid-in capital ¥22,041,782
(2) Treasury stock The number of treasury stock that the company retained was common stock 63,799 shares.	(2) Treasury stock The number of treasury stock that the company retained was common stock 4,376,622 shares.
(3) Dividend restriction The value of increased net assets adding to market value was 1,125 million yen, according to the 1st clause No.6 of the article 290 of Japanese Commercial Code.	(3) Dividends restriction The value of net assets was 2,684 million yen, according to the 3rd clause of the article 124 of enforcement regulation of Japanese Commercial Code.

<table>
<tr><th>FY 2003.3
(As of March 31, 2003)</th><th>FY 2003.12
(As of December 31, 2003)</th></tr>
<tr><td>(4) Notes for related companies
Excluding separated accounts in the non-consolidated balance sheet, the accounts including related companies transactions are as follows;
(Millions of Yen)
Accounts receivable 1,101
Accounts payable 394
Accrued expenses 560
Bonds with warrant 6,312
(5) Contingent liabilities
Guarantees of loans of employees 1,457 million yen
(6)
----------</td><td>(4) Notes for related companies
Excluding separated accounts in the non-consolidated balance sheet, the accounts including related companies transactions are as follows;
(Millions of Yen)
Accounts receivable 932
Accounts payable 649
Accrued expenses 539
Bonds with warrant 6,312
(5) Contingent liabilities
Guarantees of loans of employees 1,276 million yen
(6) Process for market notes on the end of fiscal period
Although the closing date of the fiscal period was a holiday for financial institutions, the Company accounted for the matured notes on the end of financial periods as if notes were settled on maturity basis.
The amount of notes matured on the end of fiscal periods and excluded from the balance sheet was as follows;
(Millions of Yen)
Notes receivable 710
Notes payable 78</td></tr>
</table>

2. Notes to the Non-Consolidated Statement of Income

FY 2003.3 (Apr. 1, 2002 - Mar. 31, 2003)	FY 2003.12 (Apr. 1, 2003 - Dec. 31, 2003)
(1) Transfer from other accounts This is mainly due to patent royalties and re-packaging cost.	(1) Transfer from other accounts Same as in the left.
(2) Transfer to other accounts This is mainly due to SG&A expenses and transfer to semi-finished goods.	(2) Transfer to other accounts Same as in the left.
(3) Research and development expenses included in reverse of reserve and depreciation are as follows; (Millions of Yen) Reserve for bonuses to employees 2,098 Retirement benefit expenses 1,109 Depreciation 4,465	(3) Research and development expenses included in reverse of reserve and depreciation are as follows; (Millions of Yen) Reserve for bonuses to employees 1,131 Retirement benefit expenses 702 Depreciation 4,352
(4) Notes for related companies Income of related companies included in "non-operating income" was as follows; Patent royalties 546 million yen Furthermore, excluding the above, interest income, dividend income, real estate lease payment and other non-operating income amounted to 550 million yen.	(4) Notes for related companies Income of related companies included in "non-operating income" was as follows; Patent royalties 617 million yen Furthermore, excluding the above, interest income, dividend income, real estate lease payment and other non-operating income amounted to 622 million yen.
(5) Significant components of "loss on disposal of fixed assets" are as follows; (Millions of Yen) Buildings 49 Machinery and equipment 56 Furniture and fixtures 182	(5) Significant components of "loss on disposal of fixed assets" are as follows; (Millions of Yen) Buildings 183 Machinery and equipment 43 Furniture and fixtures 134
(6) Research and development expenses included in SG&A: 48,604 million yen	(6) Research and development expenses included in SG&A: 43,580 million yen
(7) ----------	(7) Fee of licensing agreement Milestone payments received based on the licensing agreement related to the co-development and co-promotion of MRA.
(8) ----------	(8) Profit from sales of fixed assets It is based on the sales of building and land, etc from Takada Research Laboratory.
(9) Office closing costs This is mainly due to retirement of equipment.	(9) Office closing costs This is mainly environmental protection, etc.
(10) Details of integration (Millions of Yen) Amortization of unrecognized retirement benefit obligation 13,444 Consultant fee and expenses related to IT etc 4,679	(10) ----------
(11) Amortization of long-term pre-paid expenses The Company reconsidered accounting method to be applied on occasion of merger with Nippon Roche in consideration for its business, personnel and finance to be influenced by the merger. As a result of reconsideration for contents of pre-paid expenses, the Company amortized the balance of the long-term pre-paid expenses.	(11) ----------
(12) Income tax, Inhabitant tax and Enterprise tax related 22,384 million, deducted tax effects, of income taxes, inhabitant taxes and income taxes) which were related to gain on sales of share for tax purpose arising from spin-off of Gen-Probe Incorporated, was included.	(12) ----------

3. Lease Transactions

FY 2003.3 (Apr. 1, 2002 - Mar. 31, 2003)	FY 2003.12 (Apr. 1, 2003 - Dec. 31, 2003)
Finance lease transactions other than those which transfer ownership of the leased assets to the lessee were as follows:	Finance lease transactions other than those which transfer ownership of the leased assets to the lessee were as follows:
(1) Acquisition costs, accumulated depreciation and net balance	(1) Acquisition costs, accumulated depreciation and net balance

FY 2003.3 (Millions of Yen)

	Acquisition cost	Accumulated depreciation	Net balance
Machinery and vehicle	37	21	16
Furniture and fixtures	2,351	1,361	989
Total	2,389	1,383	1,005

Acquisition cost includes interest expense since the balance of future minimum lease payments accounts for only a small percentage of tangible fixed assets as of the balance sheet date.

FY 2003.12 (Millions of Yen)

	Acquisition cost	Accumulated depreciation	Net balance
Machinery and vehicle	62	29	32
Furniture and fixtures	2,000	1,189	811
Total	2,062	1,218	844

Same as in the left.

(2) Future minimum lease payments

(Millions of Yen)	FY 2003.3	FY 2003.12
Due within one year	410	364
Due over one year	595	480
Total	1,005	844

FY 2003.3: Future minimum lease payments include interest expense since the balance of future minimum lease payments accounts for only a small percentage of tangible fixed assets as of the balance sheet date.

FY 2003.12: Same as in the left.

(3) Lease payments and depreciation

(Millions of Yen)	FY 2003.3	FY 2003.12
Lease payments	457	315
Depreciation	457	315

(4) Depreciation of leased assets

FY 2003.3: Assuming that the residual values are nil, depreciation of leased assets is calculated over the relevant lease periods using the straight-line method.

FY 2003.12: Same as in the left.

4.Fair Value of Investments in subsidiaries and affiliates

As of March 31, 2003 and as of December 31, 2003

The Company has no investments in subsidiaries and affiliates that have fair-value.

5. *Tax-Effect Accounting*

FY 2003.3 (As of March 31, 2003)	FY 2003.12 (As of December 31, 2003)
(1) Principal deferred tax assets and tax liabilities	(1) Principal deferred tax assets and tax liabilities

FY 2003.3 (As of March 31, 2003)

(1) Principal deferred tax assets and tax liabilities

	(Millions of Yen)
Deferred tax assets:	
Reserve for retirement benefits in excess of limit	15,130
Unrecognized outstanding enterprise tax	2,789
Loss on reserve for bonuses in excess of limit	2,706
Amortization of deferred charges	2,416
Prepaid expenses for tax purposes	2,079
Prepaid research equipment and others for tax purposes	1,003
Depreciation of fixed assets in excess of limit	941
Unrecognized losses on securities	904
Unrecognized reserve for sales rebates	670
Unrecognized reserve for bonuses to directors and corporate auditors	182
Other	6,568
Total deferred tax assets	35,388
Deferred tax liabiities:	
Reserve for deferred capital gain	(919)
Unrealized gain on securities	(656)
Total deferred tax liabilities	(1,575)
Net deferred tax assets	33,813

(2) Significant components of difference between statutory tax rate and effective tax rate

Statutory tax rate:	41.5 %
Adjustments	
Items such as entertainment expenses permanently not deductible for tax purposes	34.8
Items such as dividend income permanently not taxable	(6.1)
Inhabitants' per capita taxes	2.3
Tax benefits of research and development costs	(21.2)
Gain on the sales of investment for tax purpose regarding the spun-off of Gen-Probe Incorporated	535.6
Reduction of revised deferred tax asset due to tax rate revision	24.6
Other	3.2
Effective tax rates	614.9 %

(3) Deferred tax assets and liabilities revision due to revised corporate income tax rate

Introducing pro forma standard taxation effective the year at April 1, 2004, corporate enterprise tax rate is revised, because "The law that a part such as local taxes is revised" (The law in 2003 No.9) was announced officially at March 31, 2003.

Along with this, statutory tax rate that calculates deferred tax assets and liabilities arising from temporal differences which will be dissolved after January 1, 2005 is changed from 41.5% to 39.5%.

As a result, although net deferred tax assets were decreased by ¥998 million, deferred income taxes were increased by ¥1,031 million during this fiscal year.

FY 2003.12 (As of December 31, 2003)

(1) Principal deferred tax assets and tax liabilities

	(Millions of Yen)
Deferred tax assets:	
Reserve for retirement benefits in excess of limit	14,512
Amortization of deferred charges	4,813
Prepaid expenses for tax purposes	2,182
Loss on reserve for bonuses in excess of limit	1,714
Prepaid research equipment and others for tax purposes	1,152
Depreciation of fixed assets in excess of limit	1,015
Unrecognized reserve for sales rebates	848
Unrecognized losses on securities	660
Unrecognized reserve for bonuses to directors and corporate auditors	202
Other	4,815
Total deferred tax assets	31,913
Deferred tax liabiities:	
Unrealized gain on securities	(1,508)
Reserve for deferred capital gain	(854)
Unrecognized payment receivable of business tax	(321)
Total deferred tax liabilities	(2,683)
Net deferred tax assets	29,230

(2) Significant components of difference between statutory tax rate and effective tax rate

The disclosure of the significant components has been omitted, because the deviation between statutory tax rate and effective tax rate was less than 5% of statutory tax rate.

Changes to the Board of Directors

(As of March 25, 2004)

1. Change of Representative Directors

<New Candidate for Representative Director>

Motoo Ueno — Representative Director, Deputy President
(Current: Member of the Board of Directors, Deputy President)

<Retirement of Representative Directors>

Yuji Suzawa — Representative Director, Deputy President
Ken-ichiro Gocho — Representative Director, Deputy President

2. Other Changes of Directors

<New Candidate for Directors>

Akira Okazaki — Member of the Board of Directors, Executive Vice President, Managing Director of Technology & Production Group
(Current: Senior Vice President, Managing Director of Technology & Production Group)

Yasuo Maeno — Member of the Board of Directors, Executive Vice President, Managing Director of Sales & Marketing Group
(Current: Senior Vice President, Managing Director of Sales & Marketing Group)

Tatsumi Yamazaki — Member of the Board of Directors, Executive Vice President, Managing Director of Research & Development Group
(Current: Senior Vice President, Managing Director of Research & Development Group)

<New Candidate for Corporate Auditor>

Yasunori Fujii — Corporate Auditor (external)
(Current: Special Assigned Professor of Shizuoka Sangyo University, Auditor of Risa Partners, Inc.)

Toshio Kobayashi — Corporate Auditor (external)
(Current: Partner of The Law Offices of Nagashima Ohno & Tsunematsu, Corporate Auditor of Intertek Testing Services Japan K.K.,, Corporate Auditor of Singtel Japan Co., Ltd., Corporate Auditor of Singapore Telecom Japan Co., Ltd.)

<Retirement of Directors>

Yuji Suzawa — Representative Director, Deputy President
Ken-ichiro Gocho — Representative Director, Deputy President
Wataru Ogawa — Member of the Board of Directors
(Yuji Suzawa and Ken-ichiro Gocho are scheduled to be appointed as Full-time Senior Advisers.)

<Retirement of Corporate Auditors>

Ken-ichi Fujinawa — Corporate Auditor (external)
Kazunobu Kobayashi — Corporate Auditor (external)

<Promotion to New Position>

Ryuzo Kodama — Member of the Board of Directors, Executive Vice President
(Current: Member of the Board of Directors, Senior Vice President)

File Number: 82-34668

RECEIVED
2004 MAY 25 P 12:04
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Exhibit A

Additional Rule 12g3-2(b) Documents

A. English Language Documents.

None.

B. Japanese Language Documents.

1. Semi-Annual Securities Report, dated December 12, 2003, for the six months period ended September 30, 2003 (Brief description of which is set forth in Exhibit B)

2. Semi-Annual Business Report, dated December 2003, for the six months period ended September 30, 2003 (Brief description of which is set forth in Exhibit B)

3. Report, dated December 15, 2003, on the status of purchase of its own shares by the Company for the period from November 1, 2003 through November 30, 2003 (Brief description of which is set forth in Exhibit B)

4. Report, dated January 14, 2004, on the status of purchase of its own shares by the Company for the period from December 1, 2003 through December 31, 2003 (Brief description of which is set forth in Exhibit B)

5. Report, dated February 13, 2004, on the status of purchase of its own shares by the Company for the period from January 1, 2004 through January 31, 2004 (Brief description of which is set forth in Exhibit B)

6. Brief announcement of consolidated financial statements (unaudited), dated February 13, 2004, for the fiscal year ended December 31, 2003 (English translation as Attachment 1)

5\. Supplementary materials for consolidated financial results for the fiscal year ended December 31, 2003 (English translation as Attachment 2)

6\. Documents concerning material information concerning the Company which may have a material influence on an investor's decision (which have been filed by the Company with the stock exchanges on which the common stock of the Company is listed and which are made public by such stock exchanges)

   a. Document titled "Chugai and Roche Enters into Licensing Agreement for Anti-Cancer Drugs Bevacizumab (rhuMAb-VEGF) and Pertuzumab (rhuMAb-2C4)," dated December 15, 2003 (English translation as Attachment 3)

   b. Document titled "Chugai Pharmaceutical Terminates the Joint Research Contract with Amrad," dated December 15, 2003 (English translation as Attachment 4)

c. Document titled "Flash Report (Provisional) of the Financial Results for the Fiscal Term ended December 2003," dated January 19, 2004 (English translation as Attachment 5)

d. Document titled "F. Hoffman La-Roche Announces Financial Results for Fiscal 2003," dated February 4, 2004 (English translation as Attachment 6)

e. Document titled "Notification about Stock Options (Stock Acquisition Rights)," dated February 13, 2004 (English translation as Attachment 7)

5. Press releases

a. Press release titled "Voluntary Recall of Anti-Influenza Drug Tamiflu® Dry Syrup 3%, Cap-Opened Products," dated November 20, 2003 (English translation as Attachment 8)

b. Press release titled "Relocation of the West Japan Distribution Center (Chugai Distribution Co., Ltd.)," dated December 3, 2003 (English translation as Attachment 9)

c. Press release titled "NHI Drug Price Listing and Product Launch of Peginterferon Alfa-2a (Pegasys®), a Genetically Recombined Treatment for Chronic Hepatitis C," dated December 12, 2003 (English translation as Attachment 10)

d. Press release titled "Eiko Kasai Co., Ltd. Kyushu Plant Closure Site: Environmental Research Results and Future Policies," dated December 18, 2003 (English translation as Attachment 11)

e. Press release titled "Revision to the Supply of Anti-Influenza Drug Tamiflu® Dry Syrup 3% for the 2003-2004 Season," dated December 19, 2003 (English translation as Attachment 12)

[End]

File Number: 82-34668

Exhibit B

Brief Description of Japanese Language Documents Designated in Exhibit A

1. Semi-Annual Securities Report, dated December 12, 2003, for the six months period ended September 30, 2003

   Under the Securities and Exchange Law of Japan (the "Securities Law"), the Company is required to file with the Kanto Local Financial Bureau a Semi-annual Securities Report within three months following the end of the first six months of each fiscal year, i.e., September 30. A Semi-annual Securities Report filed by the Company is made public at the Kanto Local Financial Bureau, the stock exchanges on which the Company's common stock is listed, and the head office and major branch offices of the Company pursuant to the Securities Law.

   The information contained in the above-referenced Semi-annual Securities Report includes, *inter alia*, an outline of the Company, its business conditions, information concerning the Company, such as major shareholders, development of its stock price and management, for the six months ended September 30, 2003. The interim financial statements for the six months ended September 30, 2003 are also included in the report (an English translation of such interim financial statements is included in the brief announcements of interim financial statements for the six months ended September 30, 2003 and the supplementary materials for interim financial results for the six months ended September 30, 2003, which have been submitted to the Securities and Exchange Commission on November 24, 2003).

2. Semi-Annual Business Report, dated December 2003, for the six months period ended September 30, 2003

   A semi-annual business report is not required to be prepared, made public or distributed to shareholders under Japanese law. The Company voluntarily prepares and distributes the same to its shareholders, analysts and investors.

   Set forth in the above-referenced semi-annual business report are a message from the CEO and President of the Company and brief descriptions of business and financial conditions of the Company. The information included in this report which is material to an investment decision, including financial information, is set forth in more detail in the brief announcements of interim financial statements for the six months ended September 30, 2003 and the supplementary materials for interim financial results for the six months ended September 30, 2003, the English translations of which have been submitted to the Securities and Exchange Commission on November 24, 2003.

3. Report, dated December 15, 2003, on the status of purchase of its own shares by the Company for the period from November 1, 2003 through November 30, 2003

   Under the Commercial Code of Japan, a company can, upon the authorization at its annual general meeting of shareholders, purchase its own shares up to the number authorized by said annual general meeting of shareholders within the aggregate purchase price not exceeding the amount of the profit available for dividend. In light of the foregoing, the Securities and Exchange Law of Japan requires a listed company which has been authorized to purchase its own shares by its annual general meeting of shareholders, to submit with the competent local financial bureau a monthly report (the "Share Purchase Report") on the status of the purchase of its own shares by no later than the 15th day of the following month. A Share Purchase Report filed by a company is made public at a competent local financial bureau, the stock exchanges on which the shares of the company are listed and at the head office and major branch offices of the company pursuant to the Securities Law.

The matters set forth in a Share Purchase Report are (i) the status of the purchase under the resolution of the annual general meeting of shareholders, such as the number of shares authorized for purchase and the number of shares actually purchased in the relevant month, (ii) the status of the disposition of the shares purchased by the Company, and (iii) the number of shares held by the Company in treasury.

The above-captioned Share Purchase Report for November states that the Company did not purchase any share of the Company during the month of November, and that the number of treasury shares of the Company as of November 30, 2003 is 4,374,579.

4. Report, dated January 14, 2004, on the status of purchase of its own shares by the Company for the period from December 1, 2003 through December 31, 2003

The above-captioned Share Purchase Report states that the Company did not purchase any share of the Company during the month of December, and that the number of treasury shares of the Company as of December 31, 2003 is 4,376,622.

5. Report, dated February 13, 2004, on the status of purchase of its own shares by the Company for the period from January 1, 2004 through January 31, 2004

The above-captioned Share Purchase Report states that the Company did not purchase any share of the Company during the month of January, and that the number of treasury shares of the Company as of January 31, 2004 is 4,377,443.

[End]

RECEIVED
2004 MAY 25 P 12:07
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Supplementary Materials for Consolidated Financial Results for the Fiscal Year Ended December 31, 2003

Creating Value for Life

CHUGAI PHARMACEUTICAL CO., LTD.

A member of the Roche group

For further inquiries, please contact: Shizuo Kagoshima, Corporate Communications Dept.

Telephone: +81-(0) 3-3273-0881 (direct)

Fax: +81-(0) 3-3281-6607

URL: http://www.chugai-pharm.co.jp/english

Business Segments

In consideration of product categories, properties, and manufacturing methods, Chugai classifies its operations into the Pharmaceuticals Business and Other Business—i.e., that not belonging to the Pharmaceuticals Business.

Pharmaceuticals Business: prescription pharmaceuticals, nonprescription products
Other Business: insecticides

Fiscal Year under Review

Due to the change in the fiscal year-end, the fiscal year under review comprises a nine-month fiscal period that started April 1, 2003 and ended December 31, 2003. Also, the fiscal year for consolidated subsidiaries located overseas comprises the 12 months from January 1, 2003 to December 31, 2003.

Comparisons with the Previous Fiscal Year

As of the fiscal year under review, Hiroshima Chugai Pharmaceutical Co., Ltd. has been excluded from the scope of consolidation due to its liquidation, which has rendered its inclusion unimportant.

1. Forecasted Results and Differentials

(Millions of Yen)

	FY 2003.12 (Acutual Results)	Forcasts (Announced on November 7, 2003)	Change	
			Amount	%
Net Sales	232,748	225,000	7,748	3.4%
Operating Income	42,719	35,500	7,219	20.3%
Recurring Profit	43,947	34,500	9,447	27.4%
Net Income	28,445	22,000	6,445	29.3%
Net Income per Share (Yen)	¥51.73	¥40.27	¥11.46	28.5%

The market environment for prescription pharmaceuticals was harsh due to constraints on medical visits and other factors, and sales of certain existing products, including Alfarol®, an agent that improves calcium and bone metabolism, struggled to make headway; however, on the whole, sales were strong, primarily owing to the establishment of a production and distribution framework for the anti-influenza drug Tamiflu® to meet demand triggered by a major outbreak of influenza and the market penetration of the anticancer drugs Rituxan® and Herceptin®. In nonprescription products, sales of home-use Varsan® brand products declined, owing to a sluggish insecticide market spurred by an unusually cool summer.However, overall net sales outstripped initial forecasts.

At the profit level, operating income and recurring profit for the fiscal year under review exceeded forecasts, due to the shifting of a portion of costs associated with new product launches to the following fiscal year as well as efforts to ensure the efficient use of funds. Net income also surpassed projections, thanks to milestone payments received in accordance with the licensing agreement with F. Hoffmann-La Roche Ltd. for MRA, the reception of which countered unexpected environmental expenses associated with the site of the former Kyushu Plant of Chugai's subsidiary Eiko Kasei Co., Ltd.

2.Financial Highlights

(Millions of Yen)

	FY2001.3	FY2002.3	FY2003.3	FY2003.12	FY2004.12 (Forecasts)
Net Sales	203,005	211,705	237,390	232,748	297,000
Operating Income	30,242	26,708	30,317	42,719	52,500
Operating Income to Net Sales	14.9%	12.6%	12.8%	18.4%	17.7 %
Recurring Profit	29,039	29,554	30,967	43,947	53,000
Net Income	15,500	14,598	(20,135)	28,445	31,500
Return on Equity	8.6 %	7.5 %	(8.5) %	9.9%	-
Return on Assets (Recurring Profit)	8.8 %	8.6 %	8.0 %	10.6%	-
Net Income per Share (Yen) [Basic]	¥61.70	¥57.93	¥(51.75)	¥51.73	¥57.66
Net Income per Share (Yen) [Fully Diluted]	¥52.18	¥49.09	-	¥50.94	-
Shareholders' Equity per Share (Yen)	¥754.99	¥796.67	¥503.41	¥542.96	-
Shareholders' Equity to Total Assets	55.9 %	57.5 %	65.2 %	73.2%	-
Cost of Sales to Net Sales	30.6 %	30.6 %	33.3 %	36.0%	37.9%
SG&A Expenses to Net Sales	34.2 %	34.1 %	33.4 %	27.0%	27.9%
R&D Expenses	41,188	47,844	48,511	43,524	49,000
R&D Expenses to Net Sales	20.3 %	22.6 %	20.4 %	18.7%	16.5%
Capital Expenditures	9,689	14,291	17,815	11,819	11,500
Depreciation	12,518	11,510	10,984	9,700	12,500
Overseas Sales	23,806	29,112	15,447	16,751	16,600
Overseas Sales to Net Sales	11.7 %	13.8%	6.5%	7.2%	5.6%
Consolidated/Non-Consolidated Ratio (Net Sales)	1.12	1.12	1.03	1.05	1.03
Consolidated/Non-Consolidated Ratio (Operating Income)	1.02	1.06	1.11	1.11	1.06
Consolidated/Non-Consolidated Ratio (Recurring Profit)	1.02	1.05	1.09	1.09	1.04
Consolidated/Non-Consolidated Ratio (Net Income)	0.96	1.06	0.94	1.04	1.02
Net cash provided by (used in) Operating Activities	18,000	29,674	22,556	(36,795)	-
Net cash provided by (used in) Investing Activities	(7,692)	(29,290)	(16,025)	14,413	-
Net cash provided by (used in) Financing Activities	(5,495)	(4,952)	6,548	(11,582)	-
Cash and Cash Equivalents	57,161	53,426	70,593	36,226	-
Number of Employees	4,931	4,964	5,774	5,680	5,500

Notes:

1. Net income per share (fully diluted) for the fiscal year ended March 31, 2003 has not been recorded as the Company recorded a net loss for this fiscal period.
2. The decline in overseas sales for the fiscal year ended March 31, 2003 is mainly owing to the exclusion of Gen-Probe Incorporated from the scope of consolidation due to the capital reduction accompanied by the allocation of Gen-Probe shares to shareholders.
3. As of the fiscal year ended March 31, 2003, Accounting Standard for Net Income per Share (Financial Accounting Standard No. 2) and Accounting Guidelines for Accounting Standard for Net Income per Share (Accounting Guideline No. 4) were used to calculate net income per share.
4. Number of employees includes employees seconded to other companies.

(Millions of Yen)


Net Sales
Recurring Profit
300,000
250,000
200,000
150,000
100,000
50,000
0
203,006
29,039
211,705
29,554
237,390
30,967
232,748
43,947
297,000
53,000
2001/3
2002/3
2003/3
2003/12
2004/12
(Forecasts)


ROE
ROA
12%
10%
8%
6%
4%
2%
0%
-2%
-4%
-6%
-8%
-10%
8.8%
8.6%
8.6%
7.5%
8.0%
-8.5%
10.6%
9.9%
2001/3
2002/3
2003/3
2003/12


Cost of Sales to Net Sales
SG&A Ratio
37%
35%
33%
31%
29%
27%
25%
34.2%
34.1%
33.4%
36.0%
37.9%
30.6%
30.6%
33.3%
27.0%
27.9%
2001/3
2002/3
2003/3
2003/12
2004/12 (Forecasts)


R&D Expenses
R&D Ratio
50,000
40,000
30,000
20,000
10,000
0
25%
20%
15%
10%
5%
0%
20.3%
22.6%
20.4%
18.7%
16.5%
41,188
47,844
48,511
43,624
49,000
2001/3
2002/3
2003/3
2003/12
2004/12
(Forecasts)


Capital Expenditures
Depreciation
20,000
18,000
16,000
14,000
12,000
10,000
8,000
6,000
4,000
2,000
0
9,689
14,291
17,815
11,819
11,500
12,618
11,510
10,984
9,700
12,600
2001/3
2002/3
2003/3
2003/12
2004/12
(Forecasts)


Overseas Sales
Overseas Ratio
35,000
30,000
25,000
20,000
15,000
10,000
5,000
0
14%
12%
10%
8%
6%
4%
2%
0%
11.7%
13.8%
6.5%
7.2%
5.6%
23,806
29,112
15,447
16,751
16,600
2001/3
2002/3
2003/3
2003/12
2004/12
(Forecasts)

3. Forecasts for the Fiscal Year Ending December 31, 2004

(Millions of Yen)

	FY2004.12(Forecasts)		FY2003.12 (Actual Results)	Change	
	First Half	Full Year		Amount	%
Net Sales	144,000	297,000	232,748	-	-
Operating Income	18,500	52,500	42,719	-	-
Recurring Profit	19,000	53,000	43,947	-	-
Net Income	11,500	31,500	28,445	-	-
Net Income per Share (Yen)	-	¥57.66	¥51.73	-	-

Note: Due to the change of fiscal year-end and the resultant irregular nine-month fiscal year, the percentage changes in comparison with the fiscal year ending December 2004 are not presented.

* For more details, please refer to "2. *Outlook for the current fiscal year*" on page 7 of the Consolidated Financial Statements.

4. Income Statements

(1) Sales by Category

(Millions of Yen)

	FY2003.12		FY2003.3		Change	
	Amount	%	Amount	%	Amount	%
Prescription Pharmaceuticals	218,157	93.7%	217,298	91.5%	-	-
Diagnostics	-	-	178	0.1%	-	-
Sub-total	218,157	93.7%	217,476	91.6%	-	-
Nonprescription Products	14,590	6.3%	19,914	8.4%	-	-
Total	232,748	100.0%	237,390	100.0%	-	-
Overseas Sales	16,751	7.2%	15,447	6.5%	-	-

Notes:
1. Classification of category differs from that for business segments.
2. In September 2002, Chugai spun-off its subsidiary Gen-Probe Incorporated and transferred all of its shares in Chugai Diagnostics Science Co., Ltd. to Fujirebio Inc. resulting in a withdrawal from the diagnostics business. These companies are thus excluded from the scope of consolidation.
3. Nonprescription products figures include sales of Varsan®.
4. The fiscal year under review constitutes a nine-month fiscal period, due to the change in the fiscal year-end. Therefore, comparisons with the previous fiscal year are not presented.

* For details, please refer to the next page.

(2) Sales of Mainstay Products

(Millions of Yen)

Product Name	FY 2001.3	FY 2002.3	FY2003.3		FY2003.12		FY2004.12 (Forecasts)	
				Change		Change	First Half	Full Year
Prescription Pharmaceuticals								
Epogin	553	627	661	5.4%	557	-	325	688
Neutrogin	182	191	251	31.4%	247	-	124	264
Sigmart	170	175	180	2.9%	145	-	84	178
Alfarol	199	200	180	(10.0%)	135	-	79	167
Furtulon	-	-	81	-	122	-	71	132
Tamiflu	-	-	125	-	116	-	76	103
Kytril	-	-	51	-	92	-	57	120
Rituxan	-	-	30	-	82	-	77	155
Herceptin	-	-	35	-	68	-	39	82
Rythmodan	97	92	85	(7.6%)	64	-	35	73
Suvenyl	26	58	60	3.4%	54	-	36	79
Oxarol	18	48	52	8.3%	46	-	28	62
Rocephin	-	-	20	-	37	-	25	48
Euglucon	-	-	-	-	18	-	25	50
Renagel	-	-	-	-	17	-	17	42
Xeloda	-	-	-	-	9	-	9	21
Pegasys	-	-	-	-	2	-	39	89
Nonprescription Products								
Guronsan Brand	137	114	86	(24.6%)	75	-	37	88
Varsan	87	75	66	(12.0%)	40	-	48	60
Chugai Ichoyaku Brand	16	16	16	0.0%	10	-	5	13

Notes:

1. Furtulon, Tamiflu, Kytril, Rituxan, Herceptin and Rocephin were originally products of Nippon Roche, K.K.
2. Sales of Euglucon for the fiscal year ended December 31, 2003 were for the period from October to December, period after which the transfer of the marketing rights has occurred.
3. Renagel and Xeloda were launched in June 2003.
4. Pegasys was launched in December 2003.
5. For FY2003.12, due to the change of fiscal year-end and the resultant irregular nine-month fiscal year, the percentage changes in comparison with the fiscal year ended March 31, 2003 are not presented.

(3) SG&A Expenses

(Millions of Yen)

	FY2003.12	Ratio	FY2003.3	Ratio	Change	
					Amount	%
SG&A Expenses	62,963	27.0%	79,177	33.4%	-	-
R&D Expenses	43,524	18.7%	48,511	20.4%	-	-
Total	106,487	45.7%	127,689	53.8%	-	-

Note: Due to the change of fiscal year-end and the resultant irregular nine-month fiscal year, the percentage changes in comparison with the previous fiscal year are not presented.

(4) Non-Operating Income and Expenses

Financial Income and Expenses

(Millions of Yen)

	FY2003.12	FY2003.3	Change
Interest and Dividend Income [Dividend Income]	422 [101]	503 [172]	- [-]
Interest Expenses [Interest Payments on Corporate Bonds]	210 [69]	277 [106]	- [-]
Net Difference: Financial Income and Expenses	212	225	-

Note: Due to the change of fiscal year-end and the resultant irregular nine-month fiscal year, the percentage changes in comparison with the previous fiscal year are not presented.

(5) Extraordinary Gain

Gain on Sales of Investment Securities: Gain on sales of investment and marketable securities.

Fee of Licensing Agreement: Milestone payment received based on the conclusion of a licensing agreement with F. Hoffmann-La Roche Ltd. for the co-development and co-promotion of MRA.

Profit from Sales of Fixed Assets: Gain on sales of fixed assets related to the closure of the Takada Research Laboratory.

(6) Extraordinary Loss

Office Closing Costs: Mainly environmental expenses associated with the site of the former Kyushu Plant of Chugai's subsidiary Eiko Kasei Co., Ltd. and a loss on disposal of equipment arising from the closure of research operations at Chugai Pharma U.S.A., LLC.

5. Balance Sheets

Summarized Balance Sheets

(Millions of Yen)

	As of December 31, 2003		As of March 31, 2003		Change	Notes
	Amount	%	Amount	%		
Assets	405,197	100.0%	425,301	100.0%	(20,103)	
Current Assets	255,504	63.1%	276,536	65.0%	(21,032)	(1)
Fixed Assets	149,693	36.9%	148,764	35.0%	928	(2)
Liabilities	107,576	26.6%	146,358	34.4%	(38,781)	
Current Liabilities	56,304	13.9%	91,573	21.5%	(35,268)	(3)
Fixed Liabilities	51,272	12.7%	54,785	12.9%	(3,512)	(4)
Minority Interests	903	0.2%	1,689	0.4%	(785)	
Shareholders' Equity	296,717	73.2%	277,253	65.2%	19,463	
Common Stock	68,237	16.8%	68,215	16.0%	22	(5)
Additional Paid-In Capital	88,099	21.7%	88,077	20.7%	21	(5)
Retained Earnings	144,062	35.6%	120,114	28.3%	23,948	
Net Unrealized Gain on Securities	2,340	0.6%	1,025	0.2%	1,315	(6)
Foreign Currency Translation Adjustments	(85)	(0.0)%	(108)	(0.0)%	22	
Treasury Stock, at Cost	(5,936)	(1.5)%	(69)	(0.0)%	(5,867)	(7)

For details on increases and decreases from the previous period on a non-consolidated basis, please refer to Supplementary Materials for Non-Consolidated Financial Results for the Fiscal Year Ended December 31, 2003.

(1) Current Assets

a. Cash and Deposits

(Millions of Yen)

As of December 31, 2003	As of March 31, 2003	Change
36,226	70,593	(34,366)

Note: This change is primarily associated with income taxes payments arising from a taxable gain on the transfer of the Company's investment in Gen-Probe Incorporated following its spin-off.

b. Marketable Securities

(Millions of Yen)

As of December 31, 2003	As of March 31, 2003	Change
30,694	47,284	(16,590)

Note: The reclassification of bonds that will reach maturity within one year to marketable securities from investment securities contributed an increase; however, the redemption of bonds at maturity resulted in an overall decrease.

c. Trade Receivables and Inventories

(Millions of Yen)

	As of December 31, 2003	As of March 31, 2003	Change
Trade Receivable Balance	113,861	97,728	16,132
Inventory Balance	53,156	40,817	12,339

Notes:

1. Although sales of Varsan® brand products declined due to seasonal factors, strong sales of the recombinant human erythropoietin Epogin® and other products led to an increase in the trade receivables balance.
2. The change in inventory balance is mainly due to an increase in inventories of the anti-influenza drug Tamiflu®.

d. Deferred Tax Assets (Current assets)

(Millions of Yen)

As of December 31, 2003	As of March 31, 2003	Change
9,502	14,300	(4,798)

Note: This decrease is primarily due to the payment of accrued enterprise taxes, which was recorded for the previous fiscal year, on a taxable gain on the transfer of the Company's investment in Gen-Probe Incorporated following its spin-off.

(2) Fixed Assets

Investment Securities

(Millions of Yen)

As of December 31, 2003	As of March 31, 2003	Change
17,101	20,644	(3,542)

Note: The decrease was due to the sales of stock as well as the reclassification of bonds due within one year to marketable securities.

(3) Current Liabilities

Accrued Income Taxes

(Millions of Yen)

As of December 31, 2003	As of March 31, 2003	Change
244	31,669	(31,425)

Note: Accrued income taxes reflect the Company's implementation of estimated tax for the fiscal year under review based on the previous fiscal year's declared total, which included income taxes arising from a taxable gain on the transfer of the Company's investment in Gen-Probe Incorporated following its spin-off.

(4) Fixed Liabilities

a. Bonds with warrants

Type:	Balance of Unredeemed Bonds [Issued Amount]	Number of Warrants	Type of Stock Issued	Exercise Period	Exercise Price
#1 Series Bonds with Warrants	¥6,312 million [¥43,883 million]	4,715,694	Common stock	October 2002 – September 2008	¥1,338.5108

b. Convertible Bonds

Type:	Balance of Unredeemed Bonds [Issued Amount]	Redemption Period	Redemption Price
#6 Series of Unsecured Convertible Bonds	¥3,438 million [¥25,000 million]	September 2008	¥762.50

(5) Changes in Common Stock and Additional Paid-in Capital

Name	No. of Shares (Thousands)	Common Stock (Millions of Yen)	Additional Paid-in Capital (Millions of Yen)
As of March 31, 2003	550,633	68,215	88,077
Change Due to Conversion of Convertible Bonds	57	22	21
Gain on the Disposal of Treasury Stock	-	-	0
As of December 31, 2003	550,691	68,237	88,099

(6) Net Unrealized Gain on Securities

Valuation gains of ¥2,340 million (after deductions for tax-effect accounting) were directly credited to capital.

(7) Treasury Stock, at Cost

During the fiscal year ended December 31, 2003, Chugai purchased 4,300,000 shares of treasury stock for ¥5,849 million as prescribed in Article 210.1 of the Commercial Code of Japan and approved by the General Shareholders' Meeting on June 25, 2003.

6. Outline of Principal Subsidiaries and the Status of Their Business Results

(1) Outline

Company Name	Chugai Pharma Marketing Ltd.	Eiko Kasei Co., Ltd.
Established	1997	1967
Location	London, United Kingdom	Nishi-Shirakawagun, Fukushima Prefecture
Business	Sale of pharmaceutical products	Manufacture and sale of pesticides
Capital	£8,677,000 (December 2003)	¥50 million (December 2003)
Percentage Ownership	100.0%	100.0%

Note: Chugai Pharma Marketing Ltd. oversees and coordinates the sales of the Germany branch, Chugai Pharma France S.A.S., Chugai Pharma U.K. Ltd. and Chugai Aventis S.N.C.

(2) Business Results

(Millions of Yen)

Company Name		Chugai Pharma Marketing Ltd.		Eiko Kasei Co., Ltd.	
		FY2003.12	FY2002.12	FY2003.12	FY2003.3
Net Sales		13,392	10,394	1,442	2,210
	In local currency *(in thousands)*	£70,446	£54,010		
	Compared with the previous period	130.4%	464.8%	-	39.0%
Net Income		1,417	869	24	(567)
	In local currency *(in thousands)*	£7,455	£4,518		
	Compared with the previous period	165.0%	293.5%	-	-

Notes:

1. Translations into yen have been calculated based on the prevailing exchange rates on December 31, 2003 and 2002. (December 2003: £1=¥190.11; December 2002: £1=¥192.46)
2. Due to the change of fiscal year-end and the resultant irregular nine-month fiscal year, the percentage changes in comparison with the previous fiscal year are not presented.

(Appendix 1)

Supplementary Materials for Non-Consolidated Financial Results for the Fiscal Year Ended December 31, 2003

Fiscal Year under Review

Due to the change in the fiscal year-end, the fiscal year under review comprises a nine-month fiscal period that started April 1, 2003 and ended December 31, 2003.

1. Forecasted Results and Differentials

(Millions of Yen)

	FY2003.12 (Actual Results)	Forecasts (Announced on November 7, 2003)	Change	
			Amount	%
Net Sales	222,138	218,000	4,138	1.9%
Operating Income	38,451	33,000	5,451	16.5%
Recurring Profit	40,380	33,000	7,380	22.4%
Net Income	27,232	21,500	5,732	26.7%
Net Income per Share (Yen)	¥49.51	¥39.36	¥10.15	25.8%

The market environment for prescription pharmaceuticals was harsh due to constraints on medical visits and other factors, and sales of certain existing products, including Alfarol®, an agent that improves calcium and bone metabolism, struggled to make headway; however, on the whole, sales were strong, primarily owing to the establishment of a production and distribution framework for the anti-influenza drug Tamiflu® to meet demand triggered by a major outbreak of influenza and the market penetration of the anticancer drugs Rituxan® and Herceptin®. In nonprescription products, sales of home-use Varsan® brand products declined, owing to a sluggish insecticide market spurred by an unusually cool summer. However, overall net sales outstripped initial forecasts.

At the profit level, operating income and recurring profit for the fiscal year under review exceeded forecasts, due to the shifting of a portion of costs associated with new product launches to the following fiscal year as well as efforts to ensure the efficient use of funds. Net income also surpassed projections, thanks to milestone payments received in accordance with the licensing agreement with F. Hoffmann-La Roche Ltd. for MRA, the reception of which countered unexpected environmental expenses associated with the site of the former Kyushu Plant of Chugai's subsidiary Eiko Kasei Co., Ltd.

2. Financial Highlights

(Millions of Yen)

	FY2001.3	FY2002.3	FY2003.3	FY2003.12	FY2004.12 (Forecasts)
Net Sales	181,223	188,352	230,287	222,138	288,000
Operating Income	29,546	25,273	27,245	38,451	49,500
Operating Income to Net Sales	16.3%	13.4%	11.8%	17.3%	17.2%
Recurring Profit	28,505	28,120	28,362	40,380	51,000
Net Income	16,192	13,787	(21,521)	27,232	31,000
Return on Equity	9.3 %	7.3 %	(9.3) %	9.7%	-
Return on Assets (Recurring Profit)	9.0 %	8.6 %	7.6 %	9.9%	-
Net Income per Share (Yen) [Basic]	¥64.45	¥54.71	¥ (55.30)	¥49.51	¥56.74
Net Income per Share (Yen) [Fully Diluted]	¥54.44	¥46.45	-	¥48.76	-
Shareholders' Equity per Share (Yen)	¥735.38	¥761.74	¥495.15	¥532.36	-
Dividends per Share (Yen)	¥16.00	¥16.00	¥16.00	¥13.00	¥18.00
Payout Ratio	24.9 %	29.2 %	-	26.3%	-
Shareholders' Equity to Total Assets	57.1 %	58.2 %	65.5 %	73.6%	-
Cost of Sales to Net Sales	29.3 %	30.6 %	34.3 %	36.6%	38.2%
SG&A Expenses to Net Sales	34.7 %	34.2 %	32.7 %	26.6%	27.4%
R&D Expenses	35,673	40,850	48,604	43,580	49,500
R&D Expenses to Net Sales	19.7 %	21.7 %	21.1 %	19.6%	17.2%
Capital Expenditures	7,697	12,487	16,787	11,461	11,000
Depreciation	9,903	8,845	10,080	8,805	12,000
Overseas Sales	7,691	9,215	8,344	6,141	7,600
Overseas Sales Ratio to net sales	4.2 %	4.9 %	3.6 %	2.8%	2.6%
Number of Employees	3,554	3,519	5,017	4,977	4,900

Notes:

1. Net income per share (fully diluted) and the payout ratio for the fiscal year ended March 31, 2003 has not been recorded as the Company recorded a net loss for this fiscal period.
2. As of the fiscal year ended March 31, 2003, Accounting Standard for Net Income per Share (Financial Accounting Standard No. 2) and Accounting Guidelines for Accounting Standards for Net Income per Share (Accounting Guideline No. 4) were used to calculate net income per share.
3. Number of employees includes employees seconded to other companies.

(Millions of Yen)


Net Sales
Recurring Profit
300,000
250,000
200,000
150,000
100,000
50,000
0
181,223
28,505
186,362
28,120
230,287
28,362
222,138
40,380
288,000
51,000
2001/3
2002/3
2003/3
2003/12
2004/12
(Forecasts)


ROE
ROA
10%
8%
6%
4%
2%
0%
-2%
-4%
-6%
-8%
-10%
9.3%
8.6%
7.6%
9.9%
9.0%
7.3%
-9.3%
9.7%
2001/3
2002/3
2003/3
2003/12


Cost of Sales to Net Sales
SG&A Ratio
37%
35%
33%
31%
29%
27%
25%
34.7%
34.2%
34.3%
36.6%
38.2%
29.3%
30.6%
32.7%
26.6%
27.4%
2001/3
2002/3
2003/3
2003/12
2004/12 (Forecasts)


R&D Expenses
R&D Ratio
50,000
40,000
30,000
20,000
10,000
0
25%
20%
15%
10%
5%
0%
19.7%
21.7%
21.1%
19.6%
17.2%
35,673
40,850
48,604
43,580
49,500
2001/3
2002/3
2003/3
2003/12
2004/12
(Forecasts)


Capital Expenditures
Depreciation
20,000
15,000
10,000
5,000
0
7,697
12,487
16,787
11,461
11,000
9,903
8,845
10,060
8,605
12,000
2001/3
2002/3
2003/3
2003/12
2004/12
(Forecasts)


Overseas Sales
Overseas Ratio
9,000
8,000
7,000
6,000
5,000
4,000
3,000
2,000
1,000
0
7%
6%
5%
4%
3%
2%
1%
0%
4.2%
4.9%
3.6%
2.8%
2.6%
7,691
9,215
8,344
6,141
7,600
2001/3
2002/3
2003/3
2003/12
2004/12
(Forecasts)

3. Forecasts for the Fiscal Year Ending December 31, 2004

(Millions of Yen)

	FY2004.12 (Forecasts)		FY2003.12 (Actual Results)	Change	
	First Half	Full Year		Amount	%
Net Sales	140,000	288,000	222,138	-	-
Operating Income	17,500	49,500	38,451	-	-
Recurring Profit	18,500	51,000	40,380	-	-
Net Income	11,000	31,000	27,232	-	-
Net Income per Share (Yen)	-	¥56.74	¥49.51	-	-

Note: Due to the change of fiscal year-end and the resultant irregular nine-month fiscal year, the percentage changes in comparison with the fiscal year ending December 2004 are not presented.

4. Income Statements

(1) Sales by Category

(Millions of Yen)

	FY2003.12		FY2003.3		Change	
	Amount	%	Amount	%	Amount	%
Prescription Pharmaceuticals	207,548	93.4%	210,194	91.3%	-	-
Diagnostics	-	-	178	0.1%	-	-
Sub-total	207,548	93.4%	210,373	91.4%	-	-
Nonprescription Products	14,590	6.6%	19,914	8.6%	-	-
Total	222,138	100.0%	230,287	100.0%	-	-
Overseas Sales	6,141	2.8%	8,344	3.6%	-	-

Notes:
1. In September 2002, Chugai spun-off its subsidiary Gen-Probe Incorporated, transferred all of its shares in Chugai Diagnostics Science Co., Ltd. to Fujirebio Inc. resulting in withdrawal from the diagnostics business.
2. Nonprescription products includes sales of Varsan®.
3. Due to the change of fiscal year-end and the resultant irregular nine-month fiscal year, the percentage changes in comparison with the previous fiscal year are not presented.

* For details, please refer to the next page.

(2) Sales of Mainstay Products

(Millions of Yen)

Product Name	FY 2001.3	FY 2002.3	FY2003.3		FY2003.12		FY2004.12 (Forecasts)	
				Change		Change	First Half	Full Year
Prescription Pharmaceuticals								
Epogin	553	627	661	5.4%	557	-	325	688
Alfarol	199	200	179	(10.5%)	135	-	79	167
Sigmart	156	156	155	(0.6%)	126	-	73	154
Furtulon	-	-	81	-	122	-	71	132
Tamiflu	-	-	125	-	116	-	76	103
Neutrogin	141	142	137	(3.5%)	109	-	60	132
Kytril	-	-	51	-	92	-	57	120
Rituxan	-	-	30	-	82	-	77	155
Herceptin	-	-	35	-	68	-	39	82
Rythmodan	97	92	85	(7.6%)	64	-	35	73
Suvenyl	26	58	60	3.4%	54	-	36	79
Oxarol	18	48	52	8.3%	46	-	28	62
Rocephin	-	-	20	-	37	-	25	48
Euglucon	-	-	-	-	18	-	25	50
Renagel	-	-	-	-	17	-	17	42
Xeloda	-	-	-	-	9	-	9	21
Pegasys	-	-	-	-	2	-	39	89
Nonprescription Products								
Guronsan Brand	137	114	86	(24.6%)	75	-	37	88
Varsan	78	71	66	(7.0%)	40	-	48	60
Chugai Ichoyaku Brand	16	16	16	0.0%	10	-	5	13
Export Products								
Neutrogin	40	48	45	(6.3%)	37	-	26	47
Sigmart	12	17	23	35.3%	16	-	10	21
Ulcerlmin	14	13	13	0.0%	8	-	3	7

Notes:

1. Furtulon, Tamiflu, Kytril, Rituxan, Herceptin and Rocephin were originally products of Nippon Roche, K.K.
2. Sales of Euglucon for the fiscal year ended December 31, 2003 were for the period from October 31, 2003 to December 31, 2003 during which time the control of sales was transferred.
3. Renagel and Xeloda were launched in June 2003.
4. Pegasys was launched in December 2003.
5. For FY2003.12, due to the change of fiscal year-end and the resultant irregular nine-month fiscal year, the percentage changes in comparison with the fiscal year ended March 31, 2003 are not presented.

(3) SG&A Expenses

(Millions of Yen)

	FY2003.12	Ratio	FY2003.3	Ratio	Change	
					Amount	%
SG&A Expenses	59,139	26.6%	75,210	32.7%	-	-
R&D Expenses	43,580	19.6%	48,604	21.1%	-	-
Total	102,719	46.2%	123,815	53.8%	-	-

Note: Due to the change of fiscal year-end and the resultant irregular nine-month fiscal year, the percentage changes in comparison with the previous fiscal year are not presented.

(4) Non-Operating Income and Expenses

a. Financial Income and Expenses

(Millions of Yen)

	FY2003.12	FY2003.3	Change
Interest and Dividend Income [Dividend Income]	717 [468]	505 [230]	- [-]
Interest Expenses [Interest Payments on Corporate Bonds]	210 [69]	253 [160]	- [-]
Net Difference: Financial Income and Expenses	507	251	-

Notes:

1. The increase in dividend income is mainly due to an increase in dividends from subsidiaries.
2. Due to the change of fiscal year-end and the resultant irregular nine-month fiscal year, the percentage changes in comparison with the previous fiscal year are not presented.

b. Other Non-Operating Income and Expenses

Other non-operating income consisted mainly of ¥1,354 million of revenues from patent royalties, ¥698 million of revenues from reimbursements from F. Hoffmann-La Roche Ltd. for MRA-related R&D costs incurred in the previous fiscal year, while other non-operating expenses consisted mainly of a ¥835 million loss on foreign exchange.

(5) Extraordinary Gain

Gain on Sales of Investment Securities: Gain on sales of investment and marketable securities.

Fee of Licensing Agreement: Milestone payment received based on the conclusion of a licensing agreement with F. Hoffmann-La Roche Ltd. for the co-development and co-promotion of MRA.

Profit from Sales of Fixed Assets: Gain on sales of fixed assets related to the closure of the Takada Laboratory.

(6) Extraordinary Loss

Office Closing Costs: Mainly environmental expenses associated with the site of the former Kyushu Plant of Chugai's subsidiary Eiko Kasei Co., Ltd.

5. Balance Sheets

Summarized Balance Sheets

(Millions of Yen)

	As of December 31, 2003		As of March. 31, 2003		Change	Notes
	Amount	%	Amount	%		
Assets	395,221	100.0%	416,549	100.0%	(21,327)	
Current Assets	244,500	61.9%	265,289	63.7%	(20,788)	(1)
Fixed Assets	150,720	38.1%	151,259	36.3%	(539)	(2)
Liabilities	104,295	26.4%	143,843	34.5%	(39,548)	
Current Liabilities	53,792	13.6%	89,410	21.5%	(35,618)	(3)
Fixed Liabilities	50,503	12.8%	54,433	13.0%	(3,930)	(4)
Shareholders' Equity	290,925	73.6%	272,705	65.5%	18,220	
Common Stock	68,237	17.2%	68,215	16.5%	22	(5)
Additional Paid-In Capital	88,099	22.3%	88,077	21.1%	21	(5)
Retained Earnings	138,222	35.0%	115,487	27.7%	22,734	
Net Unrealized Gain on Securities	2,303	0.6%	994	0.2%	1,308	(6)
Treasury Stock, at Cost	(5,936)	(1.5)%	(69)	(0.0)%	(5,867)	(7)

(1) Current Assets

a. Cash and Deposits

(Millions of Yen)

As of December 31, 2003	As of March 31, 2003	Change
27,497	62,183	(34,685)

Note: This change is primarily associated with income taxes payments arising from a taxable gain on the transfer of the Company's investment in Gen-Probe Incorporated following its spin-off.

b. Marketable Securities

(Millions of Yen)

As of December 31, 2003	As of March 31, 2003	Change
30,694	47,284	(16,590)

Note: The reclassification of bonds that will reach maturity within one year to marketable securities from investment securities contributed to an increase; however, the redemption of bonds at maturity resulted in an overall decrease.

c. Trade Receivables, Inventories and Turnover Periods

(Millions of Yen)

	As of December 31, 2003	As of March 31, 2003	Change
Trade Receivable Balance	112,418	96,616	15,802
Trade Receivable Turnover Periods(Months)	4.22	4.11	0.11
Inventory Balance	52,228	40,076	12,152
Inventory Turnover Period (Months)	5.54	4.83	0.71

Notes:

1. Although sales of Varsan® brand products declined due to seasonal factors, strong sales of the recombinant human erythropoietin Epogin® and other products led to an increase in the trade receivables balance.
2. The change in the balance of inventories and inventory turnover period is mainly due to an increase in inventories of the anti-influenza drug Tamiflu®.

d. Deferred Tax Assets (Current assets)

(Millions of Yen)

As of December 31, 2003	As of March 31, 2003	Change
8,839	13,766	(4,927)

Note: This decrease is primarily due to the payment of accrued enterprise taxes, which was recorded for the previous fiscal year, on a taxable gain on the transfer of the Company's investment in Gen-Probe Incorporated following its spin-off.

(2) Fixed Assets

a. Principal Capital Investment

Ukima Plant

Construction of a wing to be used for analytical technology research and quality management: ¥1,557 million (Total investment ¥3,740 million)

(Start and completion: November 2001—April 2003)

Utsunomiya Plant

Construction of antibody product manufacturing facilities (second-stage construction work) ¥911 million (Total investment ¥9,314 million)

(Start and completion: March 2003—July 2007)

b. Investment Securities

(Millions of Yen)

As of December 31, 2003	As of March 31, 2003	Change
16,961	20,510	(3,548)

Note: The decrease was due to the sales of stock as well as the conversion of bonds due within one year to marketable securities.

c. Investments in Subsidiaries and Affiliates

(Millions of Yen)

As of December 31, 2003	As of March 31, 2003	Change
6,071	6,081	(10)

Note: Decrease in Shareholdings in Subsidiaries (Millions of Yen)

Hiroshima Chugai Pharmaceutical Co., Ltd.	¥(9)	Due to a write-off according as the financial position of Hiroshima Chugai Pharmaceutical Co., Ltd.
Chugai Transportation Co., Ltd.	¥(0)	Due to the liquidation of Chugai Transportation

(3) Current Liabilities

a. Notes Payable

(Millions of Yen)

Type	As of December 31, 2003	As of March 31, 2003	Change
Raw Materials and Merchandise	56	712	(655)
Others	-	10	(10)

b. Accrued Income Taxes

(Millions of Yen)

As of December 31, 2003	As of March 31, 2003	Change
-	31,228	(31,228)

Note: Accrued income taxes reflect the Company's implementation of estimated tax for the fiscal year under review based on the previous fiscal year's declared total, which included income taxes arising from a taxable gain on the transfer of the Company's investment in Gen-Probe Incorporated following its spin-off.

c. Accrued Liabilities (Other major items in current liabilities)

(Millions of Yen)

	As of December 31, 2003	As of March 31, 2003	Change
Construction	4,606	8,337	(3,731)
Others	6,059	9,293	(3,233)

Notes:

1. The rise in construction is primarily due to the payment of accrued liabilities that were calculated at the end of the previous fiscal year for the establishment of antibody agent production facilities at the Utsunomiya Plant.
2. The rise in others is primarily due to the move from biannual calculations of prescription pharmaceutical sales rebates to quarterly calculations.

(4) Fixed Liabilities

Please see page 10 of the Supplementary Materials for Consolidated Financial Results.

(5) Common Stock

a. Change in Common Stock and Additional Paid-in Capital

Please see page 11 of the Supplementary Materials for Consolidated Financial Results.

b. Major Shareholders

Name	Number of Shares Held (Thousands)	Percentage of Ownership Voting (%)
Roche Pharmholding B.V.	275,802	50.52
State Street Bank And Trust Company	25,553	4.68
The Master Trust Bank of Japan, Ltd. *trust account*	22,870	4.19
The Chase Manhattan Bank, N.A., London	18,644	3.42
Japan Trustee Services Bank,Ltd. *trust account*	16,498	3.02
The Chase Manhattan Bank, N.A., London, Secs Lending Omnibus Account	15,887	2.91
J.P. Morgan Trust Bank, Ltd. *tafree account*	9,080	1.66
The Nichido Fire and Marine Insurance Co., Ltd.	5,767	1.06
Investors Bank and Trust Company (west)-Treaty	5,193	0.95
JPM Chase Oppenheimer Funds JASDEC A/C	3,917	0.72
Total	399,214	73.13

Notes:

1. 4,376,622 shares of treasury stock held by the Company are not included in the above breakdown of major shareholders.
2. A submitted report on holders of large volumes of Company stock is as follows.
   - J.P. Morgan Fleming Asset Management (UK) Limited and three affiliated companies
     19,223 thousand shares (3.49% as of September 30, 2003)
   - Capital Research and Management Company and four affiliated companies
     27,938 thousand shares (5.07% as of October 31, 2003)

(Appendix 2) Development pipeline (as of February 13th 2004)

Development code	Indication #Additional indication	Stage Filing date	INN Trade mark Dosage form	Origin (Collaborator)	Mechanism of Action
			Oncology		
CGS20267	Breast cancer in postmenopausal women	Filed Jul. 00	letrozole Femara™ Tablet	Novartis (Novertis Pharma)	Aromatase inhibitor
R597	Breast cancer (adjuvant) #	Phase 3 Multinational study	trastuzumab Herceptin® Injection	Roche / Genentech	Humanized anti-HER2 monoclonal antibody
EPOCH	Cancer associated anemia #	Phase 2 Completed	epoetin beta Epogin® Injection	In-house	Recombinant human erythropoietin
MRA	Multiple myeloma	Phase 2 (France)	Injection	In-house (Roche)	Humanized anti-human IL-6 receptor monoclonal antibody
		Phase 1 (US)			
R340	Colorectal cancer Gastric cancer #	Phase 2	capecitabine Xeloda® Tablet	Roche	Antimetabolite, 5-FU derivative
R1415	Lung cancer	Phase 2	erlotinib Tarceva™ Injection	Roche / Genentech	Anti epidermal growth factor receptor (EGFR/HER1)
CAL	Bone metastases	Phase 2 (US)	Injection	In-house	Humanized anti-PTHrP monoclonal antibody
	Hypercalcemia of malignancy	Phase 1 (Japan)			
AHM	Multiple myeloma	Phase 1 (UK)	Injection	In-house	Humanized anti-HM1.24 monoclonal antibody
CHC12103	Ovarian cancer Non-small cell lung cancer	Phase 1	Injection	Cell Therapeutics	Poly-(L-glutamic acid) –paclitaxel conjugate
R435	Colorectal cancer	Preparing for Phase 1	bevacizumab Injection	Roche / Genentech	Humanized anti-VEGF (Vascular endothelial Growth Factor) monoclonal antibody
R1273	Non-small cell lung cancer	Preparing for Phase 1	pertuzumab Injection	Roche / Genentech	HER dimerization inhibitory humanized monoclonal antibody
			Bone and Joint		
LY139481/HCl	Osteoporosis in postmenopausal women	Approved Jan.04	raloxifene HCl Evista™ Tablet	Eli Lilly (Eli Lilly Japan)	Selective estrogen receptor modulator
MRA	Rheumatoid arthritis	Phase 3 (Japan)	Actemra™ Injection	In-house	Humanized anti-human IL-6 receptor monoclonal antibody
		Phase 2 Completed (EU)	Injection	In-house (Roche)	
ED-71	Osteoporosis	Phase 2	Oral	In-house	Activated Vitamin D derivative

Development code	Indication #Additional indication	Stage Filing date	INN Trade mark Dosage form	Origin (Collaborator)	Mechanism of Action
R484	Osteoporosis	Phase 2	Ibandronic acid Injection	Roche	Bisphosphonate
		Phase 1	Oral		
MRA	Juvenile idiopathic arthritis	Phase 2 (Japan)	Actemra™ Injection	In-house	Humanized anti-human IL-6 receptor monoclonal antibody
		Phase 2 (UK)	Injection	In-house (Roche)	
CHS13340	Osteoporosis	Phase 2	Nasal spray	Daiichi Suntory Pharma	Recombinant parathyroid hormone (rhPTH1-34)
Nephrology (Renal disease)					
PB-94	Hyperphosphatemia	Approved Jul.03 (Taiwan)	sevelamer HCl Renagel™ Tablet	Genzyme	Phosphate binding agent
EPOCH	Anemia in premature babies #	Filed Mar.02	epoetin beta Epogin® Injection	In-house	Recombinant human erythropoietin
R744	Renal anemia Cancer associated anemia	Phase 1	Injection	Roche	CERA (Continuous erythropoiesis receptor activator)
CardioCerebro-vascular disease					
SG-75	Acute heart failure #	Filed Jun.03	nicorandil Sigmart® Injection	In-house	Potassium channel opener
AVS	Subarachnoidal hemorrhage	Filed Apr.95	nicaraven Antevas™ Injection	In-house	Hydroxyl radical scavenger
BO-653	Restenosis in post-PTCA Coronary heart disease	Phase 1 (Japan)	Capsule	In-house	Antioxidant
		Phase2 (US)			
Transplant, Immunology and Virology					
R442	Hepatitis C	Launched Dec.03	Peg-interferon alpha-2a Pegasys® Injection	Roche	Pegylated interferon alpha-2a (recombinant)
Ro64-0796	Prophylaxis of influenza in adults #	Filed Jun.03	oseltamivir phosphate Tamiflu® Capsule	Roche	Anti influenza viral agent
MRA	Castleman's disease (Orphan drug)	Filed Apr.03 (Japan)	Actemra™ Injection	In-house	Humanized anti-human IL-6 receptor monoclonal antibody
		Phase 1 (US)	Injection	In-house (Roche)	

Development code	Indication #Additional indication	Stage Filing date	INN Trade mark Dosage form	Origin (Collaborator)	Mechanism of Action
R964	Hepatitis C	Phase 3	ribavirin Copegus™ Tablet	Roche	Anti viral agent in combination with Pegasys®
MRA	Crohn's disease	Phase 2	Injection	In-house	Humanized anti-human IL-6 receptor monoclonal antibody
MRA	Systemic lupus erythematodes (SLE)	Phase 1 (US)	Injection	In-house (Roche)	Humanized anti-human IL-6 receptor monoclonal antibody
Other field					
EPOCH	Predeposit of autologous blood transfusion #	Filed Mar. 02	epoetin beta Epogin® Injection	In-house	Recombinant human erythropoietin
FS-69	Enhancement of ultrasound images	Phase 2/3	Injection	Alliance	Ultrasound contrast agent for diagnostic imaging
R212	Obesity	Phase 2 Completed	orlistat Xenical™ Capsule	Roche	Lipase inhibitor
VAL	Post-hepatectomy/ Liver transplantation	Phase 2	valine Injection	In-house	Liver-regeneration promoting agent
	Decompensated cirrhosis	Preparing for Phase 1	Granule		Recovery of liver function
GM-611	Gastroparesis (Diabetic / Idiopathic)	Phase 1 Completed (Japan)	mitemcinal fumarate	In-house	Motilin agonist Recovery of gastrointestinal motility
		Phase 2 (US)	Tablet		
R450	Stress urinary incontinence (SUI)	Phase 1 Completed	Oral	Roche	Alpha$_{1A/1L}$ adrenoceptor partial agonist
R483	Type 2 diabetes	Phase 1 Completed	Oral	Roche	Insulin sensitizer

Translation

December 15, 2003

Name of listed company: Chugai Pharmaceutical Co., Ltd.
Code number: 4519 (1st Section of Tokyo Stock Exchange)
Head office: 1-9, Kyobashi 2-chome, Chuo-ku, Tokyo
Representative: Osamu Nagayama, President & CEO
Inquiries to: Shizuo Kagoshima, General Manager, Corporate Communications Dept.
Tel: +81-(0)3-3273-0881

Chugai and Roche Enters into Licensing Agreement For Anti-Cancer Drugs Bevacizumab (rhuMAb-VEGF) and Pertuzumab (rhuMAb-2C4)

December 15, 2003 (Tokyo) – Chugai Pharmaceutical Co., Ltd. ("Chugai") announced today that Chugai and F. Hoffmann-La Roche ("Roche") have entered into a license agreement under which Chugai will obtain exclusive rights in Japan to develop and market anti-cancer drugs, bevacizumab (rhuMAb-VEGF) and pertuzumab (rhuMAb-2C4), developed by Genentech. Chugai will make license fee payments to Roche for the two drugs. As a result of these payments, Chugai does not intend to make any revisions to its financial forecasts for the fiscal year ending December 2003.

Bevacizumab (USA product name: Avastin™)

Bevacizumab is a recombinant humanized monoclonal antibody. By binding to the vascular endothelial growth factor (VEGF) secreted by tumor cells, bevacizumab inhibits VEGF from partnering with Flt-1 receptors expressed in vascular endothelial cells. This succeeds in blocking various cell signaling within the vascular endothelial cells and inhibiting the formation of new vessels, finally suppressing tumor growth.

Chugai plans to start phase I clinical trials for bevacizumab during the second half of next year with the initial target indication of advanced, recurrent colon cancer. Bevacizumab is currently being filed by Roche in Europe and by Genentech in the United States, both for colon cancer. Bevacizumab is a completely new type of anti-cancer treatment, with its action mechanism of inhibiting angiogenesis, the formation of new blood vessels to the tumor. It is also being evaluated as a potential therapy for breast, lung, and other cancers. Genentech and Roche are either planning, or currently conducting clinical trials for indications other than colon cancer, and depending on the outcome, Chugai will seek for additional indications in Japan.

Pertuzumab (USA product name: Omnitarg™)

Pertuzumab is a recombinant humanized monoclonal antibody which blocks the ability of the human epidermal growth factor type 2 (HER2) receptor to partner with other HER receptor family members (HER1/EGFR, HER3 and HER4). As a result, cell signaling within cancer cells is blocked, which ultimately leads to cancer cell growth inhibition regardless of HER2 expression.

Chugai plans to start phase I clinical trials for pertuzumab during the second half of next year for the target indications of non-small cell lung cancer, breast cancer, prostate cancer and ovarian cancer. Pertuzumab is currently under joint development by Genentech and Roche in the United States and Europe. In the United States, its safety has been confirmed during phase I clinical trials showing positive results in some patients. The phase II clinical trials have commenced for breast, non-small-cell lung, prostate, and ovarian cancers with low HER2 expression.

Chugai continues to contribute to the medical community by drawing on its strengths in oncology - one of the company's strategic therapeutic fields - by relying on its long-standing experience in the development and marketing of anti-cancer drugs such as Xeloda®, Herceptin®, Furtulon® and Rituxan® in addition to supportive treatments such as G-CSF, Neutrogin® and the anti-emetic drug, Kytril®. By adding the novel antibody drugs bevacizumab and pertuzumab to its anti-cancer product portfolio, Chugai's strengths in the oncology field are further enhanced, signifying a great contribution to the field of cancer treatment.

The licensing of these two drugs is the successful result of Chugai, the leading bio-pharmaceutical company in Japan, joining the Roche Group, which includes Genentech, the world's leading bio-pharmaceutical company. This success is a major key to strengthening collaborative efforts between Japan, the United States and Europe, in research, development and manufacturing of antibody drugs, and high-molecular biotech products resulting from the post-genome drug discovery research, which is now the focus of attention worldwide. Chugai intends to continue to contribute to the unmet needs of the medical community by creating innovative new drugs through integration of the research and development resources of the three companies.

December 15, 2003

Name of listed company:	Chugai Pharmaceutical Co., Ltd.
Code number:	4519 (1st Section of Tokyo Stock Exchange)
Head office:	1-9, Kyobashi 2-chome, Chuo-ku, Tokyo
Representative:	Osamu Nagayama, President & CEO
Inquiries to:	Shizuo Kagoshima, General Manager, Corporate Communications Dept.
Tel:	+81-(0)3-3273-0881

Chugai Pharmaceutical Terminates the Joint Research Contract with Amrad

December 15, 2003 (Tokyo) -- Chugai Pharmaceutical Co., Ltd. ("Chugai") announced today the termination of the strategic alliance established in 1994 with Amrad Corporation Limited [Main Office: Richmond VIC, Australia] ("Amrad"), as of the expiry of initial term of 10 years at the end of this year.

Based on this strategic alliance, Chugai invested 20 million Australian dollars in Amrad shares, and marketing rights of products and projects were granted to each other within their respective territories. Research projects signed subsequent to this alliance such as the "Hematology/Cytokine Joint Research" (agreement signed July 1995) and the "Natural Product Screening Joint Research" (agreement signed September 1996) have already been completed.

Translation

January 19, 2004

Name of listed company: Chugai Pharmaceutical Co., Ltd.
Code number: 4519 (1st Section of Tokyo Stock Exchange)
Head office: 1-9, Kyobashi 2-chome, Chuo-ku, Tokyo
Representative: Osamu Nagayama, President & CEO
Inquiries to: Yoshio Itaya, General Manager,
Finance & Accounting Dept.
Tel: +81-(0)3-3281-6611

Flash Report (Provisional) of the Financial Results for the Fiscal Term ended December 2003

On February 4, 2004(Central European Time), the Roche Group, which incorporates Roche Pharmholding B.V., the parent company of Chugai Pharmaceutical Co., Ltd.("Chugai"), will announce its financial results for the fiscal year 2003 based on international accounting standards. As financial information on Chugai will be included in the announcement, Chugai hereby announces its flash report (provisional) of the financial results for the fiscal term ended December 2003 (April 1, 2003 to December 31, 2003) in pursuit of timely and fair disclosure to its shareholders and investors, prior to the announcement of its parent company.

The audited, official financial announcement is scheduled on February 13, 2004.

1. *Consolidated Results for the fiscal term ended December 2003 (April to December 2003)*

(Billions of yen)

	Net Sales	Operating Profit	Recurring Profit	Net Income
Provisional for April ~ December, 2003 (A)	232.7	42.7	43.9	28.4
Original forecast for April ~ December, 2003 (B) (announced on May 16, 2003)	225.0	35.5	34.5	22.0
Difference between A and B	7.7	7.2	9.4	6.4
(Achievement ratio)	(103.4%)	(120.3%)	(127.2%)	(129.1%)

2. *Non-consolidated Results for the fiscal term ended December 2003 (April to December 2003)*

(Billions of yen)

	Net Sales	Operating Profit	Recurring Profit	Net Income
Provisional for April ~ December, 2003 (A)	222.1	38.4	40.3	27.2
Original forecast for April ~ December, 2003 (B) (announced on May 16, 2003)	218.0	33.0	33.0	21.5
Difference between A and B	4.1	5.4	7.3	5.7
(Achievement ratio)	(101.9%)	(116.4%)	(122.1%)	(126.5%)

3. *Consolidated Sales of the Mainstay Products for April 1 – December 31, 2003*

(Billions of Yen)

Prescription Pharmaceuticals		
	Epogin	55.7
	Neutrogin	24.7
	Sigmart	14.5
	Alfarol	13.5
	Furtulon	12.2
	Tamiflu	11.6
	Kytril	9.2
	Rituxan	8.2
	Herceptin	6.8
	Rythmodan	6.4
Nonprescription products		
	Guronsan Brand	7.5
	Varsan	4.0
	Chugai Ichoyaku Brand	1.0

Translation

February 4, 2004

Name of listed company:	Chugai Pharmaceutical Co., Ltd.
Code number:	4519 (1st Section of Tokyo Stock Exchange)
Head office:	1-9, Kyobashi 2-chome, Chuo-ku, Tokyo
Representative:	Osamu Nagayama, President & CEO
Inquiries to:	Shizuo Kagoshima, General Manager, Corporate Communications Dept.
Tel:	+81-(0)3-3273-0881

F. Hoffman La-Roche Announces Financial Results for Fiscal 2003

F. Hoffman La-Roche Ltd. (hereafter "Roche") [Head Office: Basel, Switzerland. Chairman and CEO: Franz B. Humer] owns 50.1% of Chugai's outstanding shares since October 1, 2002. Today in Basel, Roche announced its financial results for fiscal 2003 (January 1 – December 31, 2003). Its press release is attached. Roche's Annual Report 2003 is also published and can be found on its Website (http://www.roche.com).

Chugai's profit and loss for the period of January 1 to December 31, 2003 and financial position as of December 31, 2003 are included in the announced Roche Group's financial results. These results are based on Roche's accounting policies which conform to International Financial Reporting Standards, which differs from generally accepted accounting standards in Japan in the methods of depreciation of fixed assets, calculations of the reserve for employee's retirement benefit and retirement benefit expenses, consolidation period for overseas subsidiaries, acquisition accounting method, and classification of extraordinary gains and losses.

Chugai's financial results for fiscal 2003 (April 1 – December 31, 2003) is scheduled to be announced on February 13, 2004.

Media Release

Basel, 4 February 2004

Roche in 2003: growth significantly outpaces global market — strong operating performance — net income of 3.1 billion Swiss francs

Roche Group in 2003

- **Roche posts double-digit sales gains in core businesses, up 19% in local currencies (11% in CHF) to 29.0 billion CHF — sustained strong growth in Q4 2003**
- **Operating profit of core businesses before exceptional items rises 25% in local currencies (17% in CHF) to 6.1 billion CHF, operating profit margin up from 20.0% to 21.1%**
- **Very robust gross cash flow (EBITDA) of 8.4 billion CHF from core businesses, financial position strengthened further**
- **Net income totals 3.1 billion CHF (following previous year's net loss of 4.0 billion CHF) — seventeenth dividend increase in as many years**
- **Further improvements to corporate governance, appointment of independent lead director planned**
- **Group publishes first separate Sustainability Report**
- **Roche expects to outpace global market growth again in 2004, operating profit margin of above 22% anticipated in 2005**

Roche Pharmaceuticals in 2003

- **Thanks to organic growth and integration of Chugai, Pharmaceuticals Division posts sales growth of 23% in local currencies (14% in CHF), gains market share in all major regions worldwide**
- **Operating profit margin before exceptional items up 1.1 percentage points to 23.0%**
- **Hepatitis C combination treatment Pegasys plus Copegus exceeds expectations with sales of nearly 1 billion CHF**

Roche Diagnostics in 2003

- **Diagnostics Division substantially ahead of world market as sales grow by 8% in local currencies (3% in CHF)**
- **Operating profit margin before exceptional items up 0.5 percentage points to 19.0%**
- **Strategic boost from acquisitions of Disetronic and Igen**

F. Hoffmann-La Roche Ltd 4070 Basel, Switzerland Corporate Communications Tel. 061 - 688 88 88
Fax 061 - 688 27 75
http://www.roche.com

Commenting on the full-year results for 2003, Roche Chairman and CEO Franz B. Humer said, "We are pleased to report that we achieved our ambitious goals in 2003. Together, our core pharmaceuticals and diagnostics businesses posted double-digit sales growth of 19% in local currencies, and both grew faster than their respective markets. Operating profit before exceptional items again grew faster than sales. It rose by 25% in local currencies to 6.1 billion Swiss francs. In addition, we strengthened Roche's financial position further and continued to enhance corporate governance. The good results achieved in 2003 confirm that our clear strategy of focus and innovation is on track and being successfully implemented. We firmly believe that long-term business success is possible only through economically, socially and environmentally sustainable value creation. Our new sustainability report underlines this commitment."

Key figures in millions of CHF

			Roche Group % change				Continuing businesses[a] % change	
	2003	2002	in CHF	in local cur.	**2003**	2002	in CHF	in local cur.
Sales	**31,220**	29,453	6	13	**28,960**	26,066	11	19
EBITDA[b]	**8,609**	7,993	8	16	**8,390**	7,532	11	20
Operating profit before exceptional items	**6,268**	5,448	15	24	**6,104**	5,223	17	25
Operating profit	**5,592**	1,335	319	350	**5,823**	4,532	28	37
Net income	**3,069**	-4,026	-	-	**3,292**	-1,052	-	-
Research and development	**4,766**	4,257	12	21	**4,671**	4,132	13	22
Additions to property, plant and equipment	**2,265**	2,044	11	17	**2,093**	1,746	20	28
Earnings per share and non-voting equity security, diluted (in CHF)	**3.61**	-4.80	-	-	**3.87**	-1.25	-	-
Dividend per share and non-voting equity security (in CHF)[c]	**1.65**	1.45	14	-	-	-	-	-
Employees	65,357	69,659		-6	65,357	62,398		5

a) Continuing businesses includes the core pharmaceuticals and diagnostics businesses, together with treasury and other corporate activities. The Vitamins and Fine Chemicals Division is reported as a discontinuing business.

b) EBITDA: Earnings before exceptional items and before interest and other financial income, tax, depreciation and amortisation, including impairment. This corresponds to operating profit before exceptional items and before depreciation and amortisation, including impairment.

c) 2003 dividend as proposed by the Board of Directors.

Roche Group

In 2003 combined sales by Roche's core pharmaceuticals and diagnostics businesses totalled 29.0 billion Swiss francs, a year-on-year increase of 19% in local currencies (11% in CHF), with new and established Roche products contributing gains of around 12% and the integration of Chugai some 7%. Both divisions posted above-market growth, with pharmaceutical sales up 23% in local currencies (14% in CHF) and diagnostics sales up 8% in local currencies (3% in CHF).

Core businesses: substantial increases in operating profit and margin

Thanks to the strong sales growth and a reduction in other operating expenses, operating profit before exceptional items rose 25% in local currencies. Operating profit after exceptional items increased by an even stronger 37% in local currencies. The operating profit margin before exceptional items rose by 1.1 percentage points to 21.1% and after exceptional items by 2.7 percentage points to 20.1%.

Strong cash flow, major progress in finance

The Group's financial position was also strengthened in 2003, helped in particular by strong cash flow from operating activities and the proceeds from the sale of the Vitamins and Fine Chemicals Division to DSM. Roche's core pharmaceuticals and diagnostics businesses generated an impressive gross cash flow (EBITDA) of 8.4 billion Swiss francs. Group debt was substantially reduced and bank loans replaced by capital market bonds. The Group's net liquidity increased from 0.6 billion to 5.9 billion Swiss francs, while the equity ratio (including minority interests) improved from 40% to 49%.

Return to healthy net income level

In 2003 the Roche Group posted net income of 3.1 billion Swiss francs, or 3.3 billion francs for its core businesses, following the net loss recorded in 2002 under the impact of one-time charges. The consolidated financial statements for 2003 include Chugai's full-year results (versus three months for the year-earlier period) and the Vitamins and Fine Chemicals Division in the first nine months of the year, including the closing entries relating to the sale of the division.

Outlook optimistic

Roche expects both its pharmaceuticals and diagnostics businesses to grow faster than the global market in 2004. The Pharmaceuticals Division remains committed to achieving an operating profit margin approaching 26% before exceptional items by the end of 2004 (equivalent to the previously announced goal of an adjusted margin approaching 25%). The Diagnostics Division is expected to achieve its objective of an operating profit margin of around 23% before exceptional items in 2006 (equivalent to the previously announced goal of an adjusted margin of 20%). The Group anticipates an operating profit margin of above 22% in 2005.

Seventeenth dividend increase in as many years — changes on the Board of Directors

Based on the strong gains in operating result and net income, the Board of Directors will ask the Annual General Meeting on 6 April 2004 to approve a dividend increase of 14%, to 1.65 Swiss francs per share and non-voting equity security.

As previously announced, Fritz Gerber, Andres F. Leuenberger and Henri B. Meier will be stepping down

from the Board of Directors at this year's AGM. The Board will nominate Bruno Gehrig and Lodewijk J.R. de Vink as new members for election by the AGM. Subject to his election, Bruno Gehrig will assume the newly created function of Independent Lead Director. Before taking up his current position as chairman of the board of directors of Swiss Life Holding, Bruno Gehrig was vice-chairman of the governing board of the Swiss National Bank, which he joined in 1996. From 1992 to 1996 he was Professor of Business Economics at the University of St. Gallen. Lodewijk J.R. de Vink is a founding member and consultant of Blackstone Healthcare Partners. A past president of Schering International and former chairman, president and CEO of Warner-Lambert, Mr de Vink has very solid experience spanning many years in the pharmaceutical industry.
The Board will also propose that the General Meeting elect KPMG as the new Group auditors and statutory auditors of Roche Holding Ltd.

Further improvements to corporate governance

The proposed changes to the Board of Directors mean that the majority of its members will be independent directors who can contribute substantial international experience and expertise. Other improvements to corporate governance at Roche include changes that facilitate comparison of the Group's results with those of other healthcare companies. As announced at the end of 2003, Roche is changing the presentation of its consolidated financial statements for the current and year-earlier periods to distinguish between continuing and discontinuing businesses. The expanded information in Roche's latest Annual Report includes details of the compensation paid to the Board of Directors and to each member of the Executive Committee.

Roche publishes first separate Sustainability Report

As a good corporate citizen, Roche has long accepted its responsibilities towards the environment and society. Its new Sustainability Report, which from now on will be published each year with the Annual Report, underscores this commitment. The Sustainability Report includes the Group's safety and environmental protection report, which used to be published separately each year. The new report details the main activities Roche is undertaking to promote sustainable development. In doing so, the company is observing the guidelines of the Global Reporting Initiative — a body that unites the interests of various dialogue groups and works closely with agencies of the United Nations.

Pharmaceuticals Division

Double-digit growth in prescription drugs business

Key figures	in millions of CHF	% change in CHF	% change in local currencies	as % of sales
Sales	21,551	14	23	100
- Roche worldwide prescription group	19,781	14	23	92
- Non-prescription medicines (OTC)	1,770	12	17	8
EBITDA	6,542	13	21	30.4
Operating profit*	4,965	20	28	23.0
Research and development	3,946	14	25	18.3
Employees	46,625	4	-	-

*Before exceptional items

Sales by the Pharmaceuticals Division increased 23% in local currencies (14% in CHF) to 21,551 million Swiss francs. Even without the newly integrated Chugai, sales grew faster than the global market, with new and established Roche products accounting for over half of the gains (+14% in local currencies). Operating profit before exceptional items rose even faster than sales, advancing 28% in local currencies (20% in CHF) to 4,965 million Swiss francs. Despite substantially higher expenditures on new drug launches and on the many highly promising projects in its development pipeline, the Pharmaceuticals Division posted another significant increase in profitability, recording an operating profit margin before exceptional items of 23.0%, a gain of 1.1 percentage points. EBITDA was up 21% in local currencies (13% in CHF) to 6,542 million Swiss francs. The EBITDA margin was comparable to that of 2002.

Prescription medicines continue to post strong growth

Sales of prescription medicines in 2003 totalled 19,781 million Swiss francs, a rise of 23% in local currencies (14% in CHF). Operating profit before exceptional items reached 4,698 million Swiss francs, and the operating profit margin, at 23.8%, was also up again for the year. EBITDA increased to 6,234 million Swiss francs, or 31.5% of sales. The division's oncology portfolio[1] continued to be a major contributor to growth, with sales rising 30%[2] to 6,078 million Swiss francs. Sales and market penetration of Pegasys and Copegus, a new combination treatment for hepatitis C, surpassed the division's high expectations. Fuzeon, Roche's novel HIV/AIDS therapy, has now been launched in 12 markets worldwide. CellCept and NeoRecormon posted accelerated growth, with both products experiencing double-digit gains in their respective indications. As expected, Roaccutan/Accutane experienced sales erosion due to generic competition.

---

[1] Oncology portfolio: MabThera/Rituxan, Herceptin, Xeloda, Bondronat, Kytril, Furtulon, Neupogen, NeoRecormon (25%), Roferon-A (60%), Neutrogin, Picibanil.
[2] All growth rates are based on local currencies.

Above-market growth in all regions

Roche's prescription medicines posted above-market sales growth in all key regions. Thanks to strong sales by both Genentech and Roche, sales in North America increased by 20%, significantly outpacing the market. In Europe prescription drug sales accelerated in the double-digit range. The very strong sales increase recorded in the relatively sluggish Japanese market can be ascribed mainly to the consolidation of Chugai since 1 October 2002 and to above-average underlying organic growth. In Latin America sales returned to growth in a still-declining market. In rapidly developing markets from Eastern Europe to China, Roche has been growing very quickly and is strongly positioned as an industry leader.

Oncology — Roche extends its market lead

In 2003 Roche strengthened its position as the world's number-one oncology company, with more than 6 billion Swiss francs in sales and a 30% growth rate. MabThera/Rituxan, for non-Hodgkin's lymphoma (NHL), achieved sales of 2.8 billion Swiss francs (+34%). Trial data announced in December showed that MabThera/Rituxan in combination with chemotherapy also represents a major clinical advance in the first-line treatment of indolent lymphoma. These data are expected to result in an expanded indication, potentially doubling the number of patients with indolent NHL who could benefit from treatment with MabThera/Rituxan. A regulatory filing for the combination was submitted to the EU authorities in January 2004. Herceptin sales rose 27%. A recent study has shown that the combination of Herceptin and Taxotere significantly improves patient survival compared with Taxotere alone. Based on these positive results, Roche has filed a marketing application for the Herceptin–Taxotere combination in the European Union. Roche expects the filing to be approved in 2004. Xeloda sales continued their strong upward trend, growing by 29%. This tumour-activated oral chemotherapeutic agent is used to treat breast and colorectal cancers. Xeloda was approved for the treatment of breast cancer in Japan. Sales of Kytril, an anti-emetic used in patients who are receiving chemotherapy or radiation therapy or who have undergone surgery, were up 7%. Thanks to its highly competitive profile, it recaptured market share in a fiercely contested segment.

Anemia — strong growth

Combined sales of NeoRecormon and Epogin — the leading products for the treatment of renal anemia in Europe and Japan, respectively — rose 77%. NeoRecormon alone posted an impressive 30% increase in sales and achieved significant market share gains in Europe, where the regulatory authorities approved a new regimen in April for dialysis patients with stable hemoglobin levels. The use of this medicine in oncology continues to rise. A marketing application for a new, easy-to-use NeoRecormon formulation for once-weekly treatment of anemic patients with lymphoid malignancies was recently submitted to the EU authorities.

Transplantation — sales of leading immunosuppressant in the US accelerate

Sales growth for Roche's immunosuppressive agent CellCept, the top-selling branded product in the United States for preventing organ rejection, accelerated to a rate of 27%. Combined sales of Valcyte and Cymevene grew 6%. Because of its potency and simple dosing schedule, Valcyte is increasingly the medicine of choice for preventing and treating cytomegalovirus infections (e.g. CMV retinitis). Initially approved for use in HIV-infected patients co-infected with CMV, the product gained important approvals last year in the European Union and the United States for use in solid organ transplant patients with CMV infections.

Virology — exceptional gains in hepatitis C segment

Sales of Pegasys and Copegus, Roche's new drug combination for hepatitis C, totalled 942 million Swiss francs. In December Pegasys accounted for over 50% of total US interferon prescriptions for hepatitis C. Pegasys and Copegus are available for the treatment of hepatitis C in more than 80 countries. In October Pegasys monotherapy was approved in Japan, completing the regulatory approval process in all major markets worldwide. Fuzeon, the world's first fusion inhibitor, is being rolled out for HIV. The product belongs to the first new class of anti-HIV treatments in seven years and is the first and only drug that blocks the virus before it enters host cells. Fuzeon is currently available in 12 countries, and further important launches are expected in the near future. Sales totalled 49 million Swiss francs. Roche and its partner Trimeris are actively working to accelerate the uptake of Fuzeon in the US market. Combined sales of the protease inhibitors Viracept, Invirase and Fortovase declined by 11%. Viracept remains under pressure from competitor products and was also affected last year by additional price reductions in important markets. Sales of Tamiflu were up sharply, increasing by 184%, due to the severe 2002/2003 flu season in Japan and an early start to the 2003/2004 flu season in the United States.

Other major products — Rocephin sales remain stable

While Xenical remained the leading weight management medicine in 2003, sales declined by 13% in line with market trends. In December 2003 the US Food and Drug Administration (FDA) approved labelling for the use of Xenical in the management of obesity in patients aged 12 to 16 years. Sales of Dilatrend, a beta blocking agent for hypertension, chronic heart failure and coronary artery disease, continued to rise, advancing 19% for the year. Well established in hypertension and coronary heart disease, Dilatrend benefited in late 2003 from new clinical data from the COMET study. Roche expects sales to decline in 2004, as Dilatrend will be going off patent in several major European markets at the beginning of April. Roche's new bisphosphonate, Bonviva/Boniva (ibandronate), was approved by the FDA in May 2003 for the treatment and prevention of osteoporosis in postmenopausal women and received a positive opinion for use in the same indication from the European Union's Committee for Proprietary Medicinal Products (CPMP) in October. Based on very encouraging phase III trial data, a supplemental filing for a simpler, more convenient dosage regimen will be submitted in 2004. Overall sales of Rocephin remained stable. Because of the early flu season in the United States and Japan sales in these markets rose by a substantial 7% and 14%, respectively, compensating for continued generic erosion in Europe, especially in France and Germany. Demand is expected to remain strong in the United States, where the product will continue to be protected by patent until 2005. Sales of Roaccutan/Accutane, for severe acne, fell 37%. The decline was largely due to the market entry of competing generics in the United States and Europe.

Research and development — substantial number of new products expected

Roche's research and development pipeline is currently very strong, with 61 new molecular entities (NMEs), including five opt-in opportunities. The quality of the portfolio has steadily improved over the past three years. Roche is currently pursuing 125 research projects spanning seven therapeutic areas and 60 development projects in ten therapeutic areas. Results from a phase III trial with the late-stage cancer drug Avastin showed a 30% increase in survival duration in patients who received Avastin plus chemotherapy as first-line treatment for metastatic colorectal cancer. An application for approval of Avastin was filed in the United States in September and has been designated for priority review by the FDA; approval is expected in the first quarter of 2004. An EU filing was submitted in December. A monotherapy trial with Tarceva in pre-treated lung cancer patients is proceeding as planned, with results expected in the first quarter of 2004. Development of the innovative anemia treatment CERA for worldwide use in anemic patients with cancer or renal disease is moving ahead as planned. Phase III studies in renal patients are scheduled to start early in 2004, and phase III trials in cancer patients are due to start by the end of the year.

Roche Consumer Health — strong organic growth

In 2003 sales of non-prescription (OTC) medicines, including sales by Chugai in Japan, grew 17% in local currencies (12% in CHF) to 1,770 million Swiss francs. Roche Consumer Health (RCH) achieved strong organic growth; excluding Chugai, sales increased by 5%. Solid sales growth was reported in almost all markets, but especially in the Asia-Pacific region and Eastern Europe. RCH's ten top-selling brands posted growth of 10%, with the strongest contributions coming from Bepanthen, Redoxon and Aleve. Chugai's OTC sales were in line with expectations. Operating profit from the OTC business totalled 267 million Swiss francs before exceptional items, a gain of 12% in local currencies (9% in CHF) over the previous year. The operating profit margin decreased slightly, to 15.1% before exceptional items, due to the lower profitability of Chugai's OTC business and investments to develop Xenical (orlistat) as an OTC product.

Diagnostics Division

Market leadership extended

Key figures	in millions of CHF	% change in CHF	% change in local currencies	as % of sales
Sales	7,409	3	8	100
- Diabetes Care	2,695	9	15	36
- Near Patient Testing	548	-7	-2	7
- Centralized Diagnostics	2,634	2	6	36
- Molecular Diagnostics	1,024	5	13	14
- Applied Science	508	-11	-6	7
EBITDA	2,111	6	12	28.5
Operating profit*	1,405	6	13	19.0
Research and development	724	7	11	9.8
Employees	18,302	7	-	-

*Before exceptional items

Sales by the Diagnostics Division in 2003 totalled 7,409 million Swiss francs, a year-on-year increase of 8% in local currencies (3% in CHF). Roche Diagnostics thus grew twice as fast as the global *in-vitro* diagnostics market. Profitability measures also continued to improve. Operating profit before exceptional items was up 13% in local currencies (6% in CHF) to 1,405 million Swiss francs, with EBITDA rising 12% in local currencies (6% in CHF) to 2,111 million Swiss francs. The operating profit margin was up 0.5 percentage points to 19.0%, and the EBITDA margin advanced 0.9 percentage points to 28.5%. The division's most profitable and fastest-growing businesses — Diabetes Care, Molecular Diagnostics and immunochemistry — were the main contributors to this strong performance. Further growth was generated by a large number of attractive new products.

Regions — above-average growth worldwide

Roche Diagnostics recorded significant sales gains in all regions, despite weak or negative growth in the world's major diagnostics markets. Sales in North America were up 7%, double the market average. In Europe, a market characterised by healthcare budget restrictions, sales growth was 10%. Sales in Japan rose 3%, despite a decline in the market as a whole. In Asia–Pacific and Iberia/Latin America Roche Diagnostics expanded its market share with double-digit sales growth.

Diabetes Care — integration of Disetronic on track

Roche Diabetes Care grew 15%, outpacing the market by a substantial margin as it further extended its leading position in blood glucose monitoring. In 2003 Diabetes Care expanded and optimised its portfolio of blood glucose monitoring systems. New versions of the proven Accu-Chek Advantage and Accu-Chek Active glucose meters posted good sales right from the start, as did a new test strip for Accu-Chek Compact; the new strip gives faster results from less blood. In addition, the roll-out of Accu-Chek Go, a novel and especially user-friendly glucose meter, started at the end of 2003. The acquisition of

Disetronic, the world's second-largest supplier of insulin pumps, is an important strategic move. As a result of this transaction, which was finalised in May 2003, Roche now offers a comprehensive range of products for people with diabetes, from glucose monitoring and data management to insulin delivery. The integration of Disetronic's facilities is proceeding according to plan and has already been completed in most countries. Roche is working closely with the FDA to address the agency's concerns about Disetronic's production processes and documentation. The Group aims to resume pump sales in the US in the second half of 2004; reinspection by the FDA is expected to take place around the middle of the year.

Near Patient Testing — *steady market share gains in a variety of segments*

Total sales by Roche Near Patient Testing decreased by 2% in 2003 due to streamlining of the product range early in the year (divestment of the OPTI systems and drugs-of-abuse testing businesses). On a comparable basis Near Patient Testing sales rose 6%. Worldwide sales of coagulation monitoring products increased by over 20%, with demand fuelled largely by the continuing trend to patient self-monitoring. Coagulation monitoring is another segment in which Roche Diagnostics is the clear market leader, with a market share of 95%. Roche is also steadily improving its market share in the Hospital Point of Care segment. Key factors behind the high growth in this segment in 2003 were the decision to refocus activities on the core business and strong sales of cardiac assays and OMNI blood gas analysers. In the Primary Care segment (compact systems for doctors' offices) the multiparameter systems of the Reflotron product line and Accutrend cholesterol testing products posted above-average growth. The rollout of a new generation of instruments offering standardised urinalysis met with a good market response.

Centralized Diagnostics — acquisition of Igen gives Roche access to high-growth market

Sales by Roche Centralized Diagnostics rose 6%, fuelled by high demand for modular high-tech systems for diagnostic laboratories. Once again, the Elecsys immunochemistry product line posted double-digit gains. In 2003 Roche transferred its US hematology business back to its partner, Sysmex. Roche's agreements with Sysmex outside the US are unaffected by this move. Roche expects to complete its acquisition of US-based Igen, announced in July 2003, in mid-February 2004. This strategic move secures Roche's rights to the use of electrochemiluminescence (ECL) technology and also allows it to tap into new markets in one of the division's largest growth areas, immunochemistry. Since the acquisition was announced, Centralized Diagnostics has signed contracts for several large orders.

Molecular Diagnostics — first pharmacogenomic DNA microarray launched

Sales of *in-vitro* diagnostic products by Roche Molecular Diagnostics grew by 21%, while sales of enzymes to industrial customers, which account for a relatively small percentage of revenues, declined.

Growth in sales of blood screening tests and tests for sexually transmitted diseases was in the high double-digit range. In just eight weeks Molecular Diagnostics developed the first PCR-based research test to detect the virus that causes the respiratory disease SARS. In addition, it developed a highly automated test for screening donated blood for West Nile virus and other pathogens belonging to the Japanese encephalitis virus group. June saw the US launch, for research use, of AmpliChip CYP450, the world's first pharmacogenomic microarray. In future the new DNA chip-based test will help physicians select the appropriate medication and dosage. Roche is working to obtain approval in the United States and Europe for a clinical diagnostic version of the test in 2004. At the end of 2003 in the United States Roche launched a product that enables qualitative testing for human papilloma virus, initially for use by certain specialist laboratories. It plans to launch a clinical diagnostic version in early 2004. Cobas TaqMan 48 was launched in the United States in June and received EU marketing approval shortly thereafter. The system puts real-time PCR technology within the reach of small and medium-sized laboratories for the first time.

Applied Science — numerous product launches

Sales by Roche Applied Science declined 6% due to the sluggish economic climate and a weak biotech market, especially in the United States. A number of important products for use in genomics were launched in 2003, including an updated version of the LightCycler system that offers greater versatility in research applications; MagNA Pure Compact, a compact benchtop instrument for fast, easy nucleic acid purification; and the new LightTyper, for single nucleotide polymorphism (SNP) analysis. In addition, Prionics Check LIA, a new, fully automated test that enables detection of BSE in slaughtered cattle, received marketing approval in Europe.

This media release with all tables may be found at
www.roche.com/med-corp-detail-2004?id=1129&media-language=e

Roche's 2003 Annual Report and — for the first time — the Sustainability Report 2003 as well as the presentations for the media conference will be available at www.roche.com from 7:00 am CET and 10:00 am CET, respectively. The media conference in Basel will be webcast on the Internet in English and German, starting at 10:00 am CET.

Planned dates in 2004

- 6 April: Annual General Meeting
- 21 April (tentative): first-quarter sales
- 21 July (tentative): half-year results

Disclaimer

This release contains certain forward-looking statements. These forward-looking statements may be identified by words such as "believes", "expects", "anticipates", "projects", "intends", "should", "seeks", "estimates", "future" or similar expressions or by discussion of strategy, goals, plans or intentions. Various factors may cause actual results to differ materially in the future from those reflected in forward-looking statements contained in this presentation among others: (1) pricing and product initiatives of competitors; (2) legislative and regulatory developments and economic conditions; (3) delay or inability in obtaining regulatory approvals or bringing products to market; (4) fluctuations in currency exchange rates and general financial market conditions; (5) uncertainties in the discovery, development or marketing of new products or new uses of existing products; (6) increased government pricing pressures; (7) interruptions in production; (8) loss of or inability to obtain adequate protection for intellectual property rights; (9) litigation; (10) loss of key executives or other employees; and (11) adverse publicity or news coverage.

1. Continuing Businesses: Income statement

	2003 CHF m	2002 CHF m	% change CHF	 local
Sales	**28,960**	26,066	11	19
Cost of sales	**-6,706**	-5,984	12	18
Gross profit	**22,254**	20,082	11	19
Marketing and distribution	**-8,567**	-7,859	9	17
Research and development	**-4,671**	-4,132	13	22
Administration	**-1,377**	-1,193	15	22
Amortisation of intangible assets	**-1,013**	-1,003	1	9
Other operating income	**1,326**	1,330	0	10
Other operating expenses	**-1,848**	-2,002	-8	-3
Operating profit before exceptional items	**6,104**	5,223	17	25
Amortisation of goodwill	**-497**	-499	0	9
Major legal cases	**216**	-778	-	-
Changes in Group organisation	**0**	586	-100	-100
Operating profit	**5,823**	4,532	28	37
Income from associated companies	**-44**	-37	19	
Financial income	**-630**	835	-	
Exceptional impairment of financial assets	**-**	-5,192	-100	
Profit before taxes	**5,149**	138	3631	
Income taxes	**-1,489**	-1,224	22	
Profit after taxes	**3,660**	-1,086	-	
Minority interests	**-368**	34	-	
Net income	**3,292**	-1,052	-	
Diluted earnings per share and non-voting equity security (CHF)	**3.87**	-1.25		

2. Roche Group: Income statement

	2003 CHF m	2002 CHF m	% change CHF	% change local
Sales	**31,220**	29,453	6	13
Cost of sales	**-8,315**	-8,432	-1	4
Gross profit	**22,905**	21,021	9	17
Marketing and distribution	**-8,847**	-8,266	7	15
Research and development	**-4,766**	-4,257	12	21
Administration	**-1,450**	-1,295	12	19
Amortisation of intangible assets	**-1,013**	-1,019	-1	8
Other operating income	**1,335**	1,381	-3	7
Other operating expenses	**-1,896**	-2,117	-10	-6
Operating profit before exceptional items	**6,268**	5,448	15	24
Amortisation of goodwill	**-497**	-501	-1	9
Major legal cases	**216**	-2,548	-	-
Changes in Group organisation	**-395**	-1,064	-63	-63
Operating profit	**5,592**	1,335	319	350
Income from associated companies	**-44**	-34	29	
Financial income	**-667**	663	-	
Exceptional impairment of financial assets	**-**	-5,192	-100	
Profit before taxes	**4,881**	-3,228	-	
Income taxes	**-1,445**	-839	72	
Profit after taxes	**3,436**	-4,067	-	
Minority interests	**-367**	41	-	
Net income	**3,069**	-4,026	-	
Diluted earnings per share and non-voting equity security (CHF)	**3.61**	-4.80		

3. Balance sheet

	31 December 2003 CHF m	31 December 2002 CHF m	% change (CHF)
Long-term assets	**29,820**	33,143	-10
Current assets	**29,666**	30,852	-4
Total assets	**59,486**	63,995	-7
Equity	**23,570**	20,810	13
Minority interests	**5,594**	4,963	13
Non-current liabilities	**18,658**	22,850	-18
Current liabilities	**11,664**	15,372	-24
Total equity, minority interests and liabilities	**59,486**	63,995	-7

4. Summary cash flow statement

	2003 CHF m	2002 CHF m
Cash generated from business operations	**9,190**	8,618
Net cash inflow (outflow) for major legal cases	**395**	-4,284
Operating cash flows	**-1,566**	-1,993
Operating activities before income taxes	**8,019**	2,341
Income taxes paid (all activities)	**-766**	-1,359
Operating activities	**7,253**	982
Financing activities	**-6,745**	-3,941
Investing activities	**1,563**	3,538
Net effect of currency translation on cash	**-225**	-285
Increase (decrease) in cash	**1,846**	294

5. Sales and profits by Division before exceptional items

	2003	2002	percentage change	
	CHF m	CHF m	CHF	Local currencies
Pharmaceuticals				
Sales	**21,551**	18,872	14	23
EBITDA	**6,542**	5,793	13	21
As % of Sales	**30.4**	30.7		
Operating Profit	**4,965**	4,140	20	28
As % of Sales	**23.0**	21.9		
Diagnostics				
Sales	**7,409**	7,194	3	8
EBITDA	**2,111**	1,984	6	12
As % of Sales	**28.5**	27.6		
Operating Profit	**1,405**	1,331	6	13
As % of Sales	**19.0**	18.5		

6. Pharmaceuticals Division sales and profits before exceptional items

	2003 CHF m	2002 CHF m	percentage change CHF	percentage change Local currencies
Total Prescription				
Sales	**19,781**	17,294	14	23
EBITDA	**6,234**	5,509	13	22
As % of Sales	**31.5**	31.9		
Operating Profit	**4,698**	3,894	21	29
As % of Sales	**23.8**	22.5		
Roche Prescription				
Sales	**13,243**	12,521	6	12
EBITDA	**4,303**	4,099	5	10
As % of Sales	**32.5**	32.7		
Operating Profit	**3,354**	3,025	11	15
As % of Sales	**25.3**	24.2		
Genentech Prescription				
Sales	**3,382**	3,188	6	23
EBITDA	**1,327**	1,204	10	28
As % of Sales	**39.2**	37.8		
Operating Profit	**882**	714	24	43
As % of Sales	**26.1**	22.4		
Chugai Prescription				
Sales	**3,156**	1,585	99	113
EBITDA	**604**	206	193	227
As % of Sales	**19.1**	13.0		
Operating Profit	**462**	155	198	237
As % of Sales	**14.6**	9.8		

OTC

Sales	**1,770**	1,578	12	17
EBITDA	**308**	284	8	13
As % of Sales	**17.4**	18.0		
Operating Profit	**267**	246	9	12
As % of Sales	**15.1**	15.6		

7. Sales 2003 and 2002

	2003	2002	% change	
anuary - December	CHF m	CHF m	In CHF	In local currencies
Pharmaceuticals[1]	21,551	18,872	14	23
Roche Prescription[2]	13,243	12,521	6	12
Genentech Prescription	3,382	3,188	6	23
Chugai Prescription[3]	3,156	1,585	99	113
Prescription[1]	19,781	17,294	14	23
OTC[4]	1,770	1,578	12	17
Diagnostics	7,409	7,194	3	8
Continuing Businesses[1]	28,960	26,066	11	19
Vitamins and Fine Chemicals	2,260	3,387	-33	-28
Roche Group	31,220	29,453	6	13

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8. Quarterly local sales growth by Division in 2002 and 2003

	1 2003 vs. 1 2002	2 2003 vs. 2 2002	3 2003 vs. 3 2002	4 2003 vs. 4 2002
Pharmaceuticals[1]	**18**	**25**	**28**	**20**
Roche Prescription[2]	**3**	**9**	**13**	**24**
Genentech Prescription	**25**	**24**	**22**	**21**
Chugai Prescription[3]	**236**	**242**	**274**	**13**
Prescription[1]	**19**	**25**	**28**	**21**
OTC[4]	**13**	**23**	**28**	**6**
Diagnostics	**7**	**7**	**7**	**12**
Continuing Businesses[1]	**15**	**20**	**22**	**18**
Vitamins and Fine Chemicals	-3	-4	-7	-100
Roche Group	13	17	19	6

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9. **Top 20 prescription medicines sales[1, 2] and local growth[3] in 2003, US, apan and EuropeRest of orld**

	Total		US		Japan		Europe/RoW	
	CHF m	%	CHF m	%	CHF m	%	CHF m	%
MabThera/Rituxan	**2,775**	**34%**	1,923	**29%**	109	**69%**	743	**49%**
Neo Recormon/Epogin	**2,051**	**77%**	-	-	804	**263%**	1,247	**30%**
Rocephin	**1,375**	**0%**	798	**7%**	54	**14%**	523	**-11%**
Cellcept	**1,335**	**27%**	685	**26%**	20	**20%**	630	**27%**
Herceptin	**1,177**	**27%**	546	**18%**	95	**40%**	536	**39%**
Pegasys/Copegus	**942**	**1010%**	565	**4964%**	2	-	375	**372%**
Xenical	**618**	**-13%**	146	**-13%**	-	-	472	**-12%**
Roaccutan/Accutane	**515**	**-37%**	272	**-45%**	-	-	243	**-22%**
Xeloda	**515**	**29%**	251	**18%**	11	-	253	**37%**
Nutropin/Protropin	**442**	**8%**	430	**8%**	-	-	12	**7%**
Kytril	**437**	**7%**	182	**3%**	132	**10%**	123	**10%**
Tamiflu	**431**	**184%**	183	**176%**	217	**176%**	31	**364%**
Dilatrend	**392**	**19%**	-	-	-	-	392	**19%**
Pulmozyme	**328**	**14%**	193	**17%**	-	-	135	**10%**
Neutrogin	**318**	**265%**	-	-	318	**265%**	-	-
Cymevene/Valcyte	**281**	**6%**	165	**1%**	-	-	116	**14%**
Activase/TNKase	**278**	**1%**	245	**4%**	-	-	33	**-18%**
Viracept	**276**	**-12%**	-	-	2	**-4%**	274	**-12%**
Madopar	**241**	**4%**	-	-	19	**0%**	222	**4%**
Lexotan	**214**	**-9%**	-	-	13	**-3%**	201	**-9%**
Fuzeon	**49**	-	38	-	-	-	11	-

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10. Top 20 prescription medicines quarterly local sales growth[1,2] in 2003

	1 2003 vs. 1 2002	2 2003 vs. 2 2002	3 2003 vs. 3 2002	4 2003 vs. 4 2002
MabThera/Rituxan	39%	37%	32%	30%
NeoRecormon/Epogin	120%	139%	124%	7%
Rocephin	-18%	-4%	2%	22%
Cellcept	37%	17%	26%	20%
Herceptin	36%	32%	26%	19%
Pegasys/Copegus	2190%	1450%	1260%	610%
Xenical	-19%	-11%	-11%	-11%
Roaccutan/Accutane	-35%	-49%	-40%	-25%
Xeloda	48%	50%	10%	3%
Nutropin/Protropin	13%	8%	4%	9%
Kytril	-8%	16%	11%	3%
Tamiflu	97%	-	-	207%
Dilatrend	16%	22%	18%	17%
Pulmozyme	10%	15%	6%	26%
Neutrogin	-	-	-	-6%
Cymevene/Valcyte	-10%	1%	37%	5%
Activase/TNKase	11%	10%	2%	-15%
Viracept	-18%	10%	-27%	-7%
Madopar	6%	1%	6%	4%
Lexotan	-11%	-11%	-3%	-11%

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11. Prescription medicines quarterly local sales growth[1] US in 2003

	1 2003 vs. 1 2002	2 2003 vs. 2 2002	3 2003 vs. 3 2002	4 2003 vs. 4 2002
MabThera/Rituxan	33%	33%	30%	22%
NeoRecormon/Epogin	-	-	-	-
Rocephin	-21%	4%	9%	50%
Cellcept	46%	5%	25%	21%
Herceptin	21%	20%	20%	11%
Pegasys/Copegus	-	-	-	1489%
Xenical	-25%	-1%	-24%	-13%
Roaccutan/Accutane	-39%	-59%	-52%	-36%
Xeloda	48%	57%	-15%	-31%
Nutropin/Protropin	13%	8%	4%	9%
Kytril	-24%	23%	12%	-3%
Tamiflu	-7%	-	-	355%
Dilatrend	-	-	-	-
Pulmozyme	17%	13%	3%	36%
Neutrogin	-	-	-	-
Cymevene/Valcyte	-27%	-1%	57%	-5%
Activase/TNKase	13%	8%	3%	-7%
Viracept	-	-	-	-
Madopar	-	-	-	-
Lexotan	-	-	-	-

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12. Prescription medicines quarterly local sales growth apan [1] in 2003

	1 2003 vs. 1 2002	2 2003 vs. 2 2002	3 2003 vs. 3 2002	4 2003 vs. 4 2002
MabThera/Rituxan	26%	24%	39%	153%
NeoRecormon/Epogin	-	-	-	2%
Rocephin	1%	25%	6%	22%
Cellcept	21%	19%	22%	20%
Herceptin	66%	58%	40%	16%
Pegasys/Copegus	-	-	-	-
Xenical	-	-	-	-
Roaccutan/Accutane	-	-	-	-
Xeloda	-	-	-	-
Nutropin/Protropin	-	-	-	-
Kytril	11%	13%	9%	8%
Tamiflu	137%	139%	-	117%
Dilatrend	-	-	-	-
Pulmozyme	-	-	-	-
Neutrogin	-	-	-	-6%
Cymevene/Valcyte	-	-	-	-
Activase/TNKase	-	-	-	-
Viracept	-6%	-7%	-1%	-1%
Madopar	1%	-1%	-2%	3%
Lexotan	-8%	19%	-16%	-5%

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13. Prescription medicines quarterly local sales growth EuropeRest of orld in 2003

	1 2003 vs. 1 2002	2 2003 vs. 2 2002	3 2003 vs. 3 2002	4 2003 vs. 4 2002
MabThera/Rituxan	65%	53%	38%	42%
NeoRecormon/Epogin	39%	37%	33%	14%
Rocephin	-10%	-17%	-7%	-9%
Cellcept	27%	33%	29%	21%
Herceptin	56%	43%	31%	31%
Pegasys/Copegus	746%	442%	351%	290%
Xenical	-17%	-15%	-7%	-11%
Roaccutan/Accutane	-27%	-31%	-13%	-12%
Xeloda	48%	38%	35%	27%
Nutropin/Protropin	17%	12%	5%	-4%
Kytril	9%	8%	12%	8%
Tamiflu	495%	-	-	154%
Dilatrend	16%	22%	18%	17%
Pulmozyme	0%	19%	12%	10%
Neutrogin	-	-	-	-
Cymevene/Valcyte	35%	1%	9%	12%
Activase/TNKase	-13%	30%	1%	-49%
Viracept	-18%	11%	-27%	-7%
Madopar	6%	2%	6%	3%
Lexotan	-11%	-12%	-3%	-12%

14. Top Prescription medicines quarterly sales[1, 2] in 2003

CHF millions	1 2003	2 2003	3 2003	4 2003
MabThera/Rituxan	611	670	713	781
NeoRecormon/Epogin	449	520	537	545
Rocephin	370	328	309	368
Cellcept	309	313	356	357
Herceptin	265	286	311	315
Pegasys/Copegus	119	210	279	334
Xenical	144	170	153	151
Roaccutan/Accutane	178	115	109	113
Xeloda	131	145	128	111
Nutropin/Protropin	107	110	113	112
Kytril	86	112	120	119
Tamiflu	107	7	0	317
Dilatrend	87	100	99	106
Pulmozyme	76	81	83	88
Neutrogin	70	81	83	84
Cymevene/Valcyte	69	68	75	69
Activase/TNKase	68	70	72	68
Viracept	65	76	70	65
Madopar	57	60	61	63
Lexotan	52	53	54	55

[1] *Roe R enente R and ai R oined*
[2] *ai is onsolidated as ro toer*

15. Prescription medicines quarterly sales[1] in US in 2003

CHF millions	1 2003	2 2003	3 2003	4 2003
MabThera/Rituxan	437	467	496	523
NeoRecormon/Epogin	-	-	-	-
Rocephin	211	195	174	218
Cellcept	163	147	189	186
Herceptin	128	132	146	140
Pegasys/Copegus	71	129	179	186
Xenical	34	44	33	35
Roaccutan/Accutane	107	59	57	49
Xeloda	77	82	56	36
Nutropin/Protropin	104	107	110	109
Kytril	35	47	52	48
Tamiflu	16	2	-1	166
Dilatrend	-	-	-	-
Pulmozyme	45	47	48	53
Neutrogin	-	-	-	-
Cymevene/Valcyte	39	43	46	37
Activase/TNKase	63	61	63	58
Viracept	-	-	-	-
Madopar	-	-	-	-
Lexotan	-	-	-	-

[1] *Roe R and enente R oined*

16. Prescription medicines quarterly sales[1] in apan in 2003

CHF millions	1 2003	2 2003	3 2003	4 2003
MabThera/Rituxan	14	21	23	51
NeoRecormon/Epogin	156	209	207	232
Rocephin	11	15	12	16
Cellcept	4	5	5	6
Herceptin	17	25	25	28
Pegasys/Copegus	-	-	-	2
Xenical	-	-	-	-
Roaccutan/Accutane	-	-	-	-
Xeloda	-	1	4	6
Nutropin/Protropin	-	-	-	-
Kytril	24	34	35	39
Tamiflu	81	1	1	134
Dilatrend	-	-	-	-
Pulmozyme	-	-	-	-
Neutrogin	70	81	83	84
Cymevene/Valcyte	-	-	-	-
Activase/TNKase	-	-	-	-
Viracept	0	1	1	0
Madopar	4	5	4	6
Lexotan	3	3	3	4

[1] *ai is onsolidated as ro toer*

17. Prescription medicines quarterly sales in EuropeRest of orld in 2003

CHF millions	1 2003	2 2003	3 2003	4 2003
MabThera/Rituxan	160	182	194	207
NeoRecormon/Epogin	293	311	330	313
Rocephin	148	118	123	134
Cellcept	142	161	162	165
Herceptin	120	129	140	147
Pegasys/Copegus	48	81	100	146
Xenical	110	126	120	116
Roaccutan/Accutane	71	56	52	64
Xeloda	54	62	68	69
Nutropin/Protropin	3	3	3	3
Kytril	27	31	33	32
Tamiflu	10	4	0	17
Dilatrend	87	100	99	106
Pulmozyme	31	34	35	35
Neutrogin	-	-	-	-
Cymevene/Valcyte	30	25	29	32
Activase/TNKase	5	9	9	10
Viracept	65	75	69	65
Madopar	53	55	57	57
Lexotan	49	50	51	51

Translation

February 13, 2004

Name of listed company:
Chugai Pharmaceutical Co., Ltd.
Code number: 4519 (1st Section of Tokyo Stock Exchange)
Head office: 1-9, Kyobashi 2-chome, Chuo-ku, Tokyo
Representative: Osamu Nagayama
President & CEO
Inquiries to: Shizuo Kagoshima, General Manager,
Corporate Communications Dept.
Tel: 03-3273-0881

NOTIFICATION ABOUT STOCK OPTIONS (STOCK ACQUISITION RIGHTS)

The Board of Directors of Chugai Pharmaceutical Co., Ltd., at its meeting on February 13, 2004, decided that it would make a proposition to the regular shareholders meeting to be held on March 25, 2004, that acquisition rights be offered as stock options pursuant to Articles 280-20 and 280-21 of the Commercial Code. Details of the proposition are as follows.

1. Reason for offering stock acquisition rights on particularly favorable conditions

Stock acquisition rights are offered without charge to the directors and employees of the Company and its subsidiaries without charge and on the conditions stated below, for the purposes of enhancing motivation and morale, securing top-class human resources and improving the Company's performance.

2. Conditions of the offering of the stock acquisition rights

(1) Persons to whom stock acquisition rights are assigned

Stock acquisition rights are assigned to the directors and employees of the Company and its subsidiaries

(2) Type and number of shares subject to stock acquisition rights

Up to 240,000 shares of the Company's common stock

When the Company should declare stock splits or reverse stock splits, the number of the shares subject to stock acquisition rights shall be adjusted according to the following equation. Provided, however, that such adjustment shall be made to the number of the shares to which stock acquisition rights have not been exercised by the time of stock splits or reverse splits and that fractions smaller than one share shall be discarded.

(Number of shares after adjustment) = (Number of shares before adjustment) x (Ratio of split or reverse split)

The Company will adjust the number of shares as needed when the stock acquisition rights are assumed by the new company founded as a result of the Company's merger, consolidation or corporate breakup.

(3) Number of stock acquisition rights to be offered

Up to 2,400 (100 common shares per stock acquisition right. When the adjustment as stipulated in the above (2) is made, similar adjustment shall be made.)

(4) Price of stock acquisition rights

Stock acquisition rights shall be offered without charge.

(5) Amount to be paid for the exercise of stock acquisition right

The amount to be paid for the exercise of one stock acquisition right shall be the amount to be paid per share (determined by the method of the following paragraph) multiplied by the number of shares per stock acquisition right as stipulate in the above (3).

The amount to be paid per share shall be the average of the closing prices of the Company's common stock on all trading days (except days on which the trading volumes are zero) in the month preceding the month in which the stock acquisition rights are issued, multiplied by 1.03 (fractions smaller than a yen rounded up).

Provided, however, that if the above amount should be below the closing price on the day on which the stock acquisition rights are issued, such closing price shall be the amount to be paid per share. (If the trading volume should be zero on the preceding day, the closing price as mentioned in the above sentence shall be the closing price on the day before such day.)

When the Company should declare stock splits or reverse stock splits, the amount to be paid per share shall be adjusted according to the following equation (fractions smaller than a yen rounded up).

$$\text{(Amount to be paid after adjustment)} = \text{(Amount to be paid before adjustment)} \times \frac{1}{\text{Ratio of split or reverse split}}$$

When the Company should issue new shares or sell treasury shares at below market values (except for the exercise of stock acquisition rights and the conversion of convertible bonds pursuant to the Commercial Code before the enactment of the amendments to the Commercial Code (Law 128 of 2001)), the amount to be paid per share shall be adjusted according to the following equation (fractions smaller than a yen rounded up).

$$\text{(Amount to be paid after adjustment)} = \text{(Amount to be paid before adjustment)} \times \frac{\text{(Number of outstanding shares)} + \dfrac{\text{(Number of new shares)} \times \text{(Amount to be paid per share)}}{\text{(Share price before new issue)}}}{\text{(Number of outstanding shares)} + \text{(Number of new shares)}}$$

The number of outstanding shares in the above equation means the number of the Company's outstanding shares minus the Company's treasury shares. In the case of the sale of treasury shares, "number of new shares" and "amount to be paid per share" shall be substituted by "number of treasury shares sold" and "selling price per share" respectively.

The Company will adjust the number of shares as needed when the stock acquisition rights are assumed by the new company founded as a result of the Company's merger, consolidation or corporate breakup.

(6) Exercise period of the stock acquisition right

From April 1, 2004 to March 25, 2014

(7) Conditions for the exercise of stock acquisition rights

(A) Stock acquisition right holders must maintain their positions as directors, auditors or employees of the Company or its subsidiaries at the time of the exercise of their rights, except where such persons have resigned at the expiration of their terms of office or retired under the age limit or for other good reasons.

(B) The other conditions shall be stipulated in the Stock acquisition Right Assignment Agreement to be concluded between the Company and each person to whom stock acquisition rights are assigned in accordance with the resolutions by the shareholders meeting and the board of directors meeting.

(8) Conditions for cancellation of stock acquisition rights

(A) Stock acquisition rights shall be cancelled without compensation when the shareholders meeting has approved a merger agreement that makes the Company defunct or a stock exchange or stock transfer agreement that makes the Company a 100% subsidiary.

(B) When stock acquisition right holders lose their rights pursuant to the above (7) before the exercise of their rights, such stock acquisition rights shall be cancelled without compensation..

(9) Limitation to the transfer of stock acquisition rights

Transfer of stock acquisition rights shall be subject to the approval by the board of directors

(Note) The above details will be materialized after the approval by the shareholders meeting (to be held on March 25, 2004) of the proposal, "Issuance of Stock Acquisition Rights as stock option."

Roche A member of the Roche group

CHUGAI PHARMACEUTICAL CO., LTD.
Corporate Communications Dept.
1-9, Kyobashi 2-chome, Chuo-ku
Tokyo 104-8301, Japan
TEL:+81-(0)3-3273-0881
FAX:+81-(0)3-3281-6607
E-mail: pr@chugai-pharm.co.jp
URL: http://www.chugai-pharm.co.jp

CHUGAI

Translation

Voluntary Recall of anti-influenza drug Tamiflu® Dry Syrup 3%, Cap-Opened Products

November 20, 2003 -- Chugai Pharmaceutical Co., Ltd. ("Chugai") [Main Office: Chuo-ku, Tokyo. President: Osamu Nagayama] – Multiple medical institutions have reported that discoloration and agglomeration was found in the anti-influenza drug Tamiflu® Dry Syrup 3% ("Tamiflu® DS", imported by Chugai), which were cap-opened and carried over from last year's season (2002 – 2003) supply of the products for consumption for this year's season (2003 – 2004).

Tamiflu® DS manufactured after June, 2003, when kept in its original form of delivery under room temperature (not exceeding 25°C) is stable for a *two-year storage period, as stipulated on its product label. However, when inspecting and analyzing cap-opened products of Tamiflu® DS returned by medical institutions, an increase in the amount of decomposed matter was observed. Therefore, there is a possibility that product stability may not be maintained in cap-opened Tamiflu® DS under extended storage.

Since results of safety tests conducted on Tamiflu® DS degraded for testing purposes showed no results suggesting toxicity, we believe there are no issues regarding product safety for these cap-opened products. Also, content amount of oseltamivir, the main active ingredient for Tamiflu® DS, was within product specifications and we believe efficacy has not been altered.

However, we have decided on the voluntary recall of cap-opened products of Tamiflu® DS as we have judged that the possible increase in the amount of decomposed matter is not desirable.

Therefore from November 18, 2003, Chugai has initiated the voluntary recall of cap-opened Tamiflu® DS kept at medical institutions along with the promotion of cold storage for cap-opened products kept at medical institutions in the event of partial use, since there were no instances of increases in the amount of decomposed matter in cap-opened products placed in cold storage (under 10°C). We are currently preparing the revision of the package insert regarding the storage of cap-opened products.

Chugai deeply regrets any inconveniences caused to medical and all other related institutions.

*The original one-year expiry period was officially extended to two years in June, 2003.

A member of the Roche group

CHUGAI PHARMACEUTICAL CO., LTD.
Corporate Communications Dept.
1-9, Kyobashi 2-chome, Chuo-ku
Tokyo 104-8301, Japan
TEL:+81-(0)3-3273-0881
FAX:+81-(0)3-3281-6607
E-mail:pr@chugai-pharm.co.jp
URL:http://www.chugai-pharm.co.jp

Translation

Relocation of the West Japan Distribution Center (Chugai Distribution Co., Ltd.)

December 3rd, 2003 (Tokyo) – Chugai Pharmaceutical Co., Ltd. ("Chugai") [Main Office: Chuo-ku, Tokyo. President: Osamu Nagayama] announced today the closure and relocation of the West Japan Distribution Center (Fukuyama City, Hiroshima), of Chugai Distribution Co., Ltd. ("Chugai Distribution") [Main Office: Kazo City, Saitama. President: Yuji Nonaka], its fully-owned subsidiary, effective as of late December, 2003. The distribution center will be transferred to Keishin Soko [Main Office: Shimogyo Ward, Kyoto. President: Hiroki Matsumoto] located in Kobe City, Hyogo.

Chugai Distribution, which handles all distribution for Chugai Pharmaceutical Co., Ltd., currently operates from three distribution centers: Sapporo Distribution Center (Sapporo City, Hokkaido), East Japan Distribution Center (Kazo City, Saitama), and West Japan Distribution Center. However, faced with the multitask of improving the level of quality assurance, reducing distribution costs as well as increasing the capacity of its cold storage units, Chugai Pharmaceutical Co., Ltd. chose to relocate the West Japan Distribution Center. Its transfer to Kobe City, Hyogo will take place at the same time as the upcoming closure of Chugai's Matsunaga Plant (Fukuyama City, Hiroshima), with full distribution commencing in January 2004.

The new West Japan Distribution Center is a facility owned by Keishin Soko in Kobe City, Hyogo with floor space of roughly 4,300 square meters. Through the relocation, Chugai hopes to expand its current cold storage capacity 3.5 fold (990 square meters) in anticipation of the increased operational volume. Furthermore, by transferring distribution from East Japan Distribution Center and through strategically locating itself within the Metropolitan Osaka area, the new West Japan Distribution Center is expected to actively contribute to the further reduction of distribution-related costs.

Roche A member of the Roche group

CHUGAI PHARMACEUTICAL CO., LTD.
Corporate Communications Dept.
1-9, Kyobashi 2-chome, Chuo-ku
Tokyo 104-8301, Japan
TEL:+81-(0)3-3273-0881
FAX:+81-(0)3-3281-6607
E-mail:pr@chugai-pharm.co.jp
URL:http://www.chugai-pharm.co.jp

Translation

NHI Drug Price Listing And Product Launch of Peginterferon Alfa-2a (Pegasys®), a Genetically Recombined Treatment for Chronic Hepatitis C

December 12th, 2003 (Tokyo) – Chugai Pharmaceutical Co., Ltd.("Chugai") announced today that it will launch "Pegasys® S.C. Injection 90μg" and "Pegasys® S.C. Injection 180μg," peginterferon alfa-2a, treatments for chronic hepatitis C, following the listing on the National Health Insurance (NHI) drug reimbursement price list on the same day. They were both approved on October 16, 2003. Under the fast track review process, Pegasys® was launched in just over a year from its filing.
The prices for Pegasys® S.C.90μg and Pegasys® S.C. 180μg are fixed at 15,634 yen and 30,587 yen per vial, respectively.

Pegasys® is Japan's first approved pegylated interferon that extends serum half-life by wrapping interferon alfa-2a with a 40,000 molecular weight branch-chained polyethylene glycol, requiring only once-weekly administration. Pegasys®, with its once-weekly dosage, will greatly benefit patients by reducing hospital visits, as conventional interferon treatments for chronic hepatitis C require a daily or a 3 times a week dosage.

Pegasys® was developed by F. Hoffmann-La Roche ("Roche"), and was approved in Switzerland in July 2001. Since then, Pegasys® has been approved as a treatment for chronic hepatitis C in 86 counties including the EU and United States as of August 2003.

In Japan, in addition to the estimated 1.5 million carriers of hepatitis C virus, it is estimated that an additional 400,000 to 500,000 have been under the therapy, and that there are between 30,000 and 40,000 patients each year who receive interferon treatments for chronic hepatitis C. However, with the introduction of Pegasys®, they will have the option to choose the more convenient once-weekly dosage.

The Japanese phase II clinical trial results showed an increased anti-viral effect compared to existing conventional interferons; an overall 36.1% sustained virological response rate was achieved in patients at 24 weeks after completion of treatment with Pegasys, and 15.5% sustained virological response rate was achieved for genotype 1b patients with a high viral load, which is known to be difficult to treat by interferons. Observed adverse events during clinical trials were headache(61.2%), fever(60.1%) and fatigue(55.6%), and abnormal laboratory values were neutropenia(75.3%), thrombocytopenia(70.8%) and others; influenza-like symptoms were reduced compared to conventional interferon treatments. On the other hand, asymptomatic symptoms observed during the trials were high, which necessitates continued strict monitoring.

The virology field is positioned as one of Chugai's strategic therapeutic areas, and believes the launch of Pegasys® will make a significant contribution to the lives of chronic hepatitis C sufferers.


90µg
180µg

(Roche) A member of the Roche group

CHUGAI PHARMACEUTICAL CO., LTD.
Corporate Communications Dept.
1-9, Kyobashi 2-chome, Chuo-ku
Tokyo 104-8301, Japan
TEL:+81-(0)3-3273-0881
FAX:+81-(0)3-3281-6607
E-mail:pr@chugai-pharm.co.jp
URL:http://www.chugai-pharm.co.jp

Translation

Eiko Kasei Co., Ltd. Kyushu Plant Closure Site: Environmental Research Results and Future Policies

December 18th, 2003 (Tokyo) – Eiko Kasei Co., Ltd. ("Eiko Kasei") [Main Office: Shirakawa-Gun Fukushima Prefecture. President: Akira Namiuchi], a fully-owned subsidiary of Chugai Pharmaceutical Co., Ltd. ("Chugai") announced today that pollutants exceeding approved safety levels were detected as a result of soil tests conducted pursuant to Environmental Quality Standards for Soil Pollution at the closure site of the Kyushu Plant (Fukuma Town, Munakata-Gun, Fukushima Prefecture) which has ceased operations since 1995. The detection of the pollutants is the result of Eiko Kasei's voluntary soil investigation as a concerned member of the Chugai Group, and its aggressive environmental protection activities led to the investigation of the place previously used as the site for agrichemical production. It is our intention to expeditiously implement a plan of action while collaborating with local government agencies.

1. Outline of Research Results

(1) Test Items

1) Pollutants subject to Environmental Quality Standards for Soil Pollution (25 pollutants)

- Volatile Organic Compounds: Type 1 Specified Toxic Substance (11 pollutants)
  Trychloroethyline, tetrachloroehyline, 1,1-dichloroethyline, 1,2-dichloroethane, cis-1,2-dichloroethyline, 1,3-dichloropropen, dichloromethane, 1,1,1-trichloromethane, 1,1,2-trichloromethane, benzene, carbon tetrachloride.
- Heavy Metal Substances: Type 2 Specified Toxic Substance (9 pollutants)
  Alkyl mercury, arsenic, lead, hexavalent chromium, cadmium, cyanogens, selenium, fluorosis, boron.
- Agrichemical: Type 3 Specified Toxic Substances (5 pollutants)
  PCB, organic phosphorus, thiram, simazine, thiobencarb.

2) Voluntary Test Items

- Agrichemical active ingredients with a history of underground disposal
  Aldrin, DDT, BHC, dichlorvos, fenobucarb.
- Others
  Nitrate-nitrogen, nitrite-nitrogen, Dioxins

(2) Investigation Methods

Investigation of soil (soil gas, soil surface layer, depth direction) and groundwater in accord with Environmental Quality Standards for Soil Pollution.

- Soil gas: Divide the total area into 10mx10m grids (100m^2 total), and investigate the grids individually (in some cases investigate as a group). (247 locations)
- Surface layer: Divide the total area into 10mx10m grids (100m^2 total), and investigate the grids individually (in some cases investigate as a group). (204 locations)
- Depth direction: Investigate an area up to 10m in depth in areas where pollutants were found on the soil surface. (127 locations)
- Groundwater: Create an observation well in the area where pollutants were found on the soil surface. (48 locations)

(3) Progression of the Investigation

1) September – October 2002: general investigation

- Soil gas investigation: 11 types of volatile organic compounds
- Soil surface investigation: 11 types of heavy metal substances, dioxins, 5 types of agrichemical active ingredients
- Groundwater Test: 16 types of heavy metals, 5 types of agrichemical active ingredients

2) November 2002: First Detailed Tests

- Depth direction investigation, groundwater investigation

3) December 2002: Second Detailed Tests

- Depth direction investigation, groundwater investigation

4) March 2003: First Supplementary Tests

- Groundwater investigation (confirmation of changes in pollutant distribution)

5) July 2003: Second Supplementary Tests

- Groundwater investigation (understanding of the dispersion within the site)

6) October 2003: Third Supplementary Tests

- Groundwater investigation (confirmation of the progressive changes of the pollutants in the pre-existing observation well)
- Depth direction investigation: 1 type of volatile organic compound (benzene), 1 type of agrichemical active ingredient (BHC)

7) November 2003: Fourth Supplementary Tests

- Underground water investigation (construction of new observation wells and observation of progressive changes seen in pollutants in pre-existing observation wells)
- Depth direction investigation: 1 type of volatile organic compound (benzene), 1 type of agricultural chemical active ingredient (BHC)

(4) Investigation results

The following pollutants observed at levels exceeding environmental standards (guideline value) within the premise of the plant closure site.

Pollutants subject to Environmental Quality Standards for Soil Pollution					Pollutants not subject to Environmental Quality Standards for Soil Pollution		
Soil				Groundwater	Soil		Groundwater
Content test		Elution amount test			Elution amount test		
Surface layer	Depth direction	Surface layer	Depth direction		Surface layer	Depth direction	
Below standards	Below standards	Total mercury Arsenic Fluorosis Simazine	Benzene Tetrachloroethylene T. Mercury Arsenic Fluorosis Simazine	Benzene Tetrachloroethylene T. Mercury Arsenic Fluorosis Simazine	BHC Aldrin	BHC	BHC DDT Fenobucarb Nitrate-Nitrogen & Nitrite-Nitrogen

According to the results of the second to the latest groundwater investigations conducted in the site border area (North Area) there are no findings of pollutants exceeding environmental standards.

2. Reasons for environmental standards (guideline value) being exceeded

Until its closure in 1995, the Plant has manufactured insecticides and agrichemicals since its inception. Since 1973, we have untilized waste pits in accordance to guidelines/standards issued by the Government, and have satisfied requests for investigation result reports in a continuing manner. Also, we have strictly adhered to the "Waste Management and Public Cleansing Law." We are assessing that the reason for pollutants exceeding environmental standards (guideline value) is due to pollutants placed underground before these environmental guidelines were established. Because there is no record of the usage of tetrachloroethylene, fluorosis and nitrate-nitrogen/nitrite-nitrogen, which are all toxic substances, their source is still unknown.

3. Future actions

Both the decontamination of the groundwater found in the closure site and the disposal of soil containing pollutants exceeding environmental standards (guideline value) will be carried out in an expeditious matter. Specifically, after an impervious wall is placed in order to seal off the closure site to prevent any spreading of pollutants beyond its borders, groundwater within the site will be pumped up and decontamination procedures will be performed. As for the soil containing pollutants exceeding environmental standards (guideline value), we are currently considering removal through drilling.

Chugai Group, including Eiko Kasei, will continue to respond and act in collaboration with relevant government agencies with the heaviest consideration towards surrounding neighbors of the site.

Roche A member of the Roche group

CHUGAI PHARMACEUTICAL CO., LTD.
Corporate Communications Dept.
1-9, Kyobashi 2-chome, Chuo-ku
Tokyo 104-8301, Japan
TEL: +81-(0)3-3273-0881
FAX: +81-(0)3-3281-6607
E-mail: pr@chugai-pharm.co.jp
URL: http://www.chugai-pharm.co.jp

Translation

Revision to the Supply of Anti-Influenza Drug Tamiflu® Dry Syrup 3% for the 2003-2004 Season

December 19th, 2003 -- Chugai Pharmaceutical Co., Ltd. ("Chugai") announced today the revision to the supply plan of the anti-influenza drug Tamiflu® for the 2003-2004 season, initially announced on October 17, due to quality issues arising with a number of Tamiflu® Dry Syrup 3% ("Tamiflu® DS") lots that were manufactured at Chugai's Kamakura Plant.

The following details the issue and its development to date:

The supply plan announced on October 17

Chugai's estimate of a 10 million patient population for Tamiflu® this season was calculated by taking into account the maximum influenza epidemic (14 million) that has been observed in the past. Accordingly, in order to secure the adequate supply to medical institutions, Chugai resolved to prepare Tamiflu® for the possible treatment of 13 million patients this season, which, by product, breaks down into Tamiflu® Capsule 75 for 7.8 million patients, and Tamiflu® DS for 5.2 million patients, the latter representing 50% of the total population between 1 to 10 years old.

Reasons for the plan revision and counter-measures

Two supply routes for Tamiflu® DS were established for the purpose of this season. One is where finalized products are shipped overseas, including Japan, from the source of import, and the other, where granules prepared for Japan are imported and finalized at the Kamakura Plant.

From some granule lots, imported in exclusive-use drums for finalization in Japan, trace amounts of foreign drug substances were detected. Upon investigation, the insufficient washing of the filling machine, which is used to fill other drugs as well as the exclusive-use drums, was concluded to be the cause. As a result, Chugai has decided to abandon finalizing the granules that run the possible risk of cross contamination.

Tamiflu® DS, already shipped for this season, was finalized at the source of import for global supply and therefore does not include products finalized at the Kamakura Plant. In addition, any recurrence of contamination of granules shipped to Japan will now be prevented, as the use of the said filling machine has been ceased.

Revised Plan

According to the original supply plan, the maximum supply of Tamiflu® DS was planned to cover 5.2 million patients (4.7 million patient coverage available for wholesaler shipment), which, in other words, represents 7.6 times last season's actual amount. However, due to the cancelled production of some imported lots at Kamakura, the supply amount will be reduced by 1.2 million, to a total of 4 million patients (3.6 million available for wholesaler shipment by the end of March). Products available to wholesalers will be 5.2 times that of last season.

Regarding the supply to wholesalers, no change will be made to the original supply plan that will cover 1.4 million patients from November - December 2003.

In addition, a maximum supply for 10.1 million patients has been prepared by manufacturing an additional 2.3 million to the original 7.8 million patient supply (6.9 million available for wholesaler shipment).

The sufficient supply of Tamiflu® DS may, however, not be assured if the maximum outbreak of 14 million patients occurs. Chugai apologizes in advance for any inconvenience caused and assures that it will cooperate fully with wholesalers to maintain the stable supply of Tamiflu® to areas where the influenza outbreak is reported.